Filed Pursuant to Rule 424(b)(4)
Registration No. 333-136685
PROSPECTUS
6,250,000 Shares
Common Stock

        Hansen Medical, Inc. is offering 6,250,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares.
      Our common stock has been approved for quotation on the NASDAQ Global Market under the symbol “HNSN.”

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

	Per Share	Total

Initial public offering price	$12.00	$75,000,000
Underwriting discounts	$0.84	$5,250,000
Proceeds, before expenses, to Hansen Medical, Inc.	$11.16	$69,750,000
      We have granted the underwriters the right to purchase up to an additional 937,500 shares of common stock to cover over-allotments.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The underwriters expect to deliver the shares to purchasers on November 21, 2006.

Morgan Stanley	JPMorgan

Thomas Weisel Partners LLC	Leerink Swann & Company
November 15, 2006

Sensei™

Robotic Catheter System

Our Sensei Robotic Catheter System and its corresponding Artisan™ Control Catheter are designed to instinctively navigate catheters in interventional procedures.

On the left is the physician control console. On the right is the patient-side module, which is shown connected to a standard procedure table. Our Artisan Control Catheter is shown attached to the patient-side module.

The Hansen Sensei Robotic Catheter System, including the Artisan Control Catheter, has not received FDA clearance and is not currently commercially available.

hansen™ MEDICAL

Sensei™

Robotic Catheter System

The control console of our Sensei system uses robotics to directly translate the motions of the physician's hands at the physician control console into corresponding motions of the attached Artisan Control Catheter inside the body.

Artisan™

Control Catheter

Our Artisan Control Catheter consists of a disposable guide catheter inside a disposable sheath. It incorporates a center lumen that is designed to allow physicians to control the movement of a mapping catheter, chosen by the physician, to specific sites within the body. Both are moved using the Sensei system robotics.

The Hansen Sensei Robotic Catheter System, including the Artisan Control Catheter, has not received FDA clearance and is not currently commercially available.

hansen™ MEDICAL

Our Sensei physician control console can be placed away from the procedure table or in the control room.

We use robotics to manipulate our disposable Artisan Control Catheter in order to instinctively navigate complicated anatomy and provide control in unconstrained spaces such as the atria of the heart.

      You should rely only on the information contained in this prospectus and any free-writing prospectus that we authorize to be distributed to you. We have not, and the underwriters have not, authorized anyone to provide you with information different from or in addition to that contained in this prospectus or any related free-writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial conditions, results of operations and prospects may have changed since that date.
      We have applied for trademark registration of and/ or claim trademark rights in the marks, “Hansen Medical,” “Sensei,” “Artisan,” “Intellisense,” “Elite,” “Hansen Artisan,” “Hansen Elite,” as well as in the Hansen Medical “heart design” logo, whether standing alone or in connection with the words “Hansen Medical.” All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

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PROSPECTUS SUMMARY
      The following summary is qualified in its entirety by, and should be read together with, the more detailed information and financial statements and related notes thereto appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and the financial statements and related notes included in this prospectus.
Overview
      We develop and manufacture a new generation of medical robotics designed for accurate positioning, manipulation and stable control of catheters and catheter-based technologies. While earlier generations of medical robotics were designed primarily for manipulating rigid surgical instruments, our Senseitm Robotic Catheter System, or Sensei system, is designed to allow physicians to instinctively navigate flexible catheters with greater stability and control in interventional procedures. Instinctive navigation refers to the ability of our Sensei system to enable physicians to direct the movements of our Artisantm Control Catheter, or Artisan control catheter, to a desired anatomical location in a way that is natural and inherently simple. We believe our Sensei system, and its corresponding disposable Artisan control catheter will enable physicians to perform procedures that historically have been too difficult or time consuming to accomplish routinely with existing catheters and catheter-based technologies, or that we believe could be accomplished only by the most skilled physicians. We believe that our Sensei system will benefit patients, physicians, hospitals and third-party payors by improving clinical outcomes, permitting more complex procedures to be performed interventionally and by reducing treatment times. We expect to begin commercial shipments of our Sensei system and disposable Artisan control catheters in Europe and the United States in 2007, subject to receiving required regulatory clearances. In the United States, we are currently seeking clearance from the U.S. Food and Drug Administration, or FDA, for the use of our Sensei system and Artisan control catheters to guide catheters for mapping the heart anatomy.
      For the most part, catheters and catheter-based technologies have used blood vessels and other tubular anatomic structures as “highways” to constrain and guide their movement to specific parts of the body. However, with existing hand-held technologies, we believe physicians have limited ability to accurately control the working tips of these instruments, which may hinder the physician’s ability to perform complex procedures that require precise navigation and stability of catheters in tortuous vessels. These issues are magnified in larger open spaces such as the atria and ventricles of the heart where the navigation of the catheter is no longer aided by the vessel walls.
      Our next-generation technology platform is designed to use robotics to enable physicians to instinctively navigate complicated anatomy and effectively control catheters and catheter-based technologies in unconstrained spaces such as the atria of the heart. The control console of our Sensei system directly translates the motions of the physician’s hands into corresponding motions of the catheters and catheter-based technologies inside the body. We believe that robotic control of these flexible instruments has the potential to revolutionize a broad range of interventional procedures in the same way that robotic control of surgical devices has revolutionized a growing number of surgical procedures over the past decade.
Our Market
      We believe our system and catheters will significantly improve the efficacy and ease of performing many catheter-based interventional procedures and will enable other procedures that are not currently performed with catheter-based technologies. Our initial focus is on electrophysiology, or EP, procedures for the treatment of patients who suffer from abnormal heart rhythms, or arrhythmias. We also plan to expand the uses for our technology beyond EP procedures to additional interventional applications in cardiovascular, peripheral vascular and neurovascular diseases.
      Among EP applications, we anticipate that our Sensei system will initially be used off-label to guide catheters intended for mapping and ablation of cardiac tissue to treat atrial fibrillation, which is the most common form of arrhythmia. Atrial fibrillation results from abnormal electrical impulses that cause a rapid, irregular spasm within the upper chambers of the heart, leading to ineffective pumping of the blood through the heart, as well as complications that include a significantly increased risk of stroke. According to industry estimates, more than six million people worldwide suffer from atrial fibrillation, including more than two million people in the United States. The vast majority of patients with atrial fibrillation require some form of treatment.
      Many patients with atrial fibrillation are initially treated with drug therapies, which may cause significant side effects. Approximately half of these patients are not responsive to drug therapy and therefore are candidates for catheter-based ablation treatments. However, existing catheter-based approaches have significant drawbacks that we believe directly relate to the difficulty of manually controlling the catheters. These drawbacks include success rates of only approximately 50% to 75%, risks such as stroke and perforation of the heart and lengthy procedure times, which can lead to extensive radiation exposure for the physician and the patient. We believe that primarily due to the limitations of non-robotic techniques, only approximately 23,000 of these procedures were performed in the United States in 2005. We believe that many of the electrophysiologists in the United States do not regularly perform these catheter-based procedures because of the complexity and time-consuming nature of treating atrial fibrillation. We believe that our Sensei system will improve a physician’s ability to map the hearts of patients with atrial fibrillation because of its ability to provide accurate and stable robotic control of the working tip of catheters and flexible instruments.
      As a result of recent communications with the FDA, we are commencing a 20 patient prospective observational study in Europe with a short-term follow-up period. We intend to use the data from this observational study to support our FDA submission seeking clearance to market our Sensei system for use in guiding catheters to the heart for the purpose of mapping the heart anatomy, which is a critical step in the identification of the heart tissue generating abnormal heart rhythms that may require ablation or other treatment. Ablation and non-EP applications will be off-label uses in the United States unless separate clearance or approval from the FDA is obtained, which may require substantial clinical data beyond our 20 patient observational study. In September 2006, we received a CE mark for the sale of our Sensei system in the European Union, or EU. We expect to receive clearance for our Artisan control catheter in the EU in the first quarter of 2007. To date, we have performed 63 mapping and ablation procedures on human patients using our Sensei system, all of which were performed in Europe. In addition, we have conducted hundreds of non-human experiments in which physicians have used our Sensei system and provided us with feedback on the instinctiveness and ease of use of the system. Based on our experience with existing catheter and catheter-based procedures, the results of the procedures performed with our Sensei system and feedback from the physicians that have used our Sensei system, we believe that our Sensei system will offer significant benefits to patients over current catheter-based technologies.
The Hansen Solution
      Our Sensei system principally consists of two portable modules: a physician control console and a patient-side module that can be easily connected to most procedure tables. Physicians sit at the control console and use their hands to instinctively control the motion of our disposable Artisan control catheters, which are attached to the patient-side module. These Artisan control catheters are designed to accurately navigate third-party catheters and catheter-based technologies to specific sites. Our Sensei system is designed to use advanced robotics to enable physicians to vary the force at the working tip of these flexible devices in a broad range of procedures. We are developing our proprietary Intellisensetm Fine Force Technology, or Intellisense force-sensing technology, to measure and display the amount of force being applied by the catheters throughout a procedure, and a version of our Intellisense force-sensing technology is included as part of the European clearance of our Sensei system.

      We believe that our robotic solution may offer substantial benefits to patients, physicians, hospitals and third-party payors including:

•	improving patient outcomes through greater control and stability in catheter-based procedures;

•	permitting access to more complex existing cases and enabling broader use of catheter-based treatments for diseases where catheters are rarely used today, if at all;

•	enabling more physicians to perform complex interventional procedures through greater ease of use and reduced training time;

•	enhancing hospital efficiency by reducing the time needed to perform complex procedures that require catheters and catheter-based technologies;

•	reducing x-ray radiation exposure by shortening procedure times and by permitting the physician to conduct procedures away from the radiation field or in an adjacent room; and

•	allowing physicians to sit comfortably at our control console during a procedure instead of standing at table-side and reducing the need to wear a heavy protective lead vest.
      Our robotic solution incorporates complex mechanical and electrical engineering, hardware, software, artificial intelligence and other technologies. We believe that we have skillfully integrated these technologies, thereby making our Sensei system easy and instinctive for physicians to use. Our founders co-founded Intuitive Surgical, Inc., or Intuitive, a leading company in robotic surgery, and have considerable experience in developing and commercializing robotic solutions for treating disease.
Our Strategy
      Our goal is to establish our technology as the leading robotic platform for complex interventional catheter-based procedures. We intend to accomplish this objective by developing our Sensei system to improve patient outcomes, reduce procedure times, reduce radiation exposure for doctors and reduce overall procedure costs and hospital expenditures. If we receive regulatory clearance, we plan to market our products through a direct sales force and key partner relationships. We believe that we will be able to increase the number of procedures employing catheter-based approaches and enable more doctors to perform such procedures.
      Elements of our strategy include:

•	focus on key institutions and thought leaders to encourage early adoption of our Sensei system;

•	increase the use of our disposable Artisan control catheters;

•	expand potential applications for our Sensei system;

•	leverage the open architecture of our Sensei system platform; and

•	continue ongoing research and development efforts to broaden our technology platform and expand our applications.
      Since our inception, we have aggressively pursued filing patent applications to protect intellectual property that we have developed. In addition, we have acquired rights to several other patent portfolios relating to our technology. For example, in 2005 we entered into a cross license agreement with Intuitive. As part of the cross license, we received the right to use Intuitive’s patents and related patent applications in the field of intravascular approaches for the diagnosis or treatment of cardiovascular, neurovascular and peripheral vascular diseases. We retained the exclusive use of our patents and patent applications in these fields. Intuitive received rights to use certain of our intellectual property outside of these fields. We also retained co-exclusive use of our proprietary product designs in all fields. Each party retained full rights to practice its own technology for all purposes.

Risks Related to Our Business
      Our business is subject to a number of risks that you should be aware of before making an investment decision. These risks are discussed more fully in the section of this prospectus entitled “Risk Factors.” We have not received regulatory clearance to commercialize our Sensei system for any intended use. If we are unable to successfully develop, receive regulatory clearance for and commercialize our Sensei system for at least one use, we may never generate revenue or be profitable and may have to cease operations. Even if we do receive the regulatory clearance we are now seeking for use of our Sensei system in mapping the heart anatomy, our mapping clearance will restrict us from labeling or promoting our Sensei system, or training physicians, for any uses other than mapping, such as the ablation of cardiac tissue for the treatment of arrhythmias. We may seek future clearances or approvals for other indications, including ablation, depending upon regulatory requirements and our understanding of the needs of the physician community. However, physicians will be legally permitted to use our Sensei system for off-label procedures in mapping and ablation and other treatments as part of their practice of medicine, and we anticipate that most of our sales will come from such off-label use. As a result of promotional limits based on our labeling and the competitive nature of the market, it is possible that hospitals or physicians will not adopt our Sensei system or use our products. In addition, if the FDA determines that we have engaged in off-label promotion, we could be subject to significant liability.
      We have a limited operating history and no products in commercial distribution. We have incurred net losses in each year since our inception. Our ability to expand the use of our Sensei system may be limited by a number of factors, including intellectual property held by other parties. Our competitors and potential competitors include much larger companies with more resources and commercialization experience than we have. We do not have experience in manufacturing, assembling or testing our products on a commercial scale. We have generated no revenues from operations, and as of September 30, 2006, we had a deficit accumulated during the development stage of $51.3 million. We expect to continue to incur additional, and possibly increasing, losses through at least the end of 2008.
Corporate Information
      We were incorporated in Delaware in September 2002 under the name AutoCath, Inc. and changed our name to Hansen Medical, Inc. in March 2003. The address of our principal executive office is 380 North Bernardo Avenue, Mountain View, California 94043, and our telephone number is (650) 404-5800. Our website address is www.hansenmedical.com. We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus. As used in this prospectus, references to “we,” “our,” “us” and “Hansen” refer to Hansen Medical, Inc. unless the context requires otherwise.

Summary of the Offering

Common stock offered by us	6,250,000 shares

Common stock to be outstanding after this offering	20,553,932 shares

Use of proceeds	To support sales, marketing and general administrative activities; research and product development activities; for capital equipment and tenant improvements and to fund working capital and other general corporate purposes.

NASDAQ Global Market symbol	HNSN
      The number of shares of common stock that will be outstanding immediately after this offering is based on 14,303,932 shares of common stock outstanding as of September 30, 2006 and excludes:

•	1,772,302 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $2.25 per share;

•	162,244 shares of common stock reserved for future issuance under our 2002 Stock Plan;

•	2,625,000 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these benefit plans; and

•	58,925 shares of common stock issuable upon the exercise of outstanding warrants, with an exercise price of $5.60 per share.
      Except as otherwise indicated, all information in this prospectus assumes:

•	a one-for-four reverse stock split of our common stock and preferred stock that was effected on November 8, 2006;

•	the conversion of all our outstanding shares of preferred stock into 12,354,742 shares of common stock upon the closing of this offering;

•	the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering; and

•	no exercise of the underwriters’ over-allotment option.

Summary Financial Data
      The following table summarizes our financial data. We have derived the following summary of our statements of operations data for the years ended December 31, 2003, 2004 and 2005 from our audited financial statements appearing elsewhere in this prospectus. Statements of operations data for the nine months ended September 30, 2005 and 2006, and for the period from September 23, 2002 (date of inception) through September 30, 2006, and the balance sheet data as of September 30, 2006, have been derived from our unaudited financial statements appearing elsewhere in this prospectus. Our historic results are not necessarily indicative of the results that may be expected in the future. The summary of our financial data set forth below should be read together with our financial statements and the related notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

				Nine Months Ended		Period from
	Years Ended December 31,			September 30,		September 23, 2002
						(date of inception) to
	2003	2004	2005	2005	2006	September 30, 2006

				(Unaudited)
	(In thousands, except per share data)
Statements of Operations Data:
Operating expenses:
Research and development	$2,369	$5,199	$17,282	$14,319	$12,120	$37,305
Selling, general and administrative	1,615	2,095	4,382	2,885	6,445	14,769

Total operating expenses	3,984	7,294	21,664	17,204	18,565	52,074

Loss from operations	(3,984)	(7,294)	(21,664)	(17,204)	(18,565)	(52,074)
Interest income	32	205	427	189	989	1,654
Other expense	—	—	(36)	(2)	(222)	(258)
Interest expense	—	—	(130)	(9)	(498)	(628)

Net loss	$(3,952)	$(7,089)	$(21,403)	$(17,026)	$(18,296)	$(51,306)

Net loss per common share:
Basic and diluted(1)	$(8.13)	$(9.15)	$(19.14)	$(15.75)	$(12.12)

Weighted average number of shares used in per share calculations:
Basic and diluted(1)	486	775	1,118	1,081	1,510

Pro forma net loss per common share (unaudited):
Basic and diluted(1)			$(2.44)		$(1.30)

Weighted-average number of shares used in pro forma per share calculations (unaudited):
Basic and diluted(1)			8,754		13,865

	As of September 30, 2006

		Pro Forma
	Actual	As Adjusted(2)

	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$17,995	$85,395
Working capital	13,870	81,270
Total assets	21,547	88,947
Long-term debt, net of current portion	3,805	3,805
Redeemable convertible preferred stock warrant liability	466	—
Redeemable convertible preferred stock	61,316	—
Deficit accumulated during development stage	(51,306)	(51,306)
Total stockholders’ equity (deficit)	(48,819)	80,363

(1)	Please see Note 2 to the notes to our audited financial statements for an explanation of the method used to calculate basic and diluted net loss per common share and pro forma basic and diluted net loss per common share.

(2)	On a pro forma as adjusted basis to give effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock into common stock upon the completion of this offering, the reclassification of redeemable convertible preferred stock warrants from liabilities to stockholders’ equity (deficit) and to reflect the sale of 6,250,000 shares of our common stock in this offering at the initial offering price to the public of $12.00 per share, after deducting the underwriting discounts, commissions and estimated offering expenses payable by us.

RISK FACTORS
      An investment in our common stock involves a high degree of risk. You should carefully consider the following risks, as well as all of the other information contained in this prospectus, before investing in our common stock. If any of the following possible events actually occur, our business, business prospects, cash flow, results of operations or financial condition could be harmed. In this case, the trading price of our common stock could decline, and you might lose all or part of your investment in our common stock. In assessing these risks, you should also refer to the other information contained in this prospectus, including our financial statements and related notes. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.
Risks Related to Our Business
We are a development stage company with a limited history of operations and no approved products, and we cannot assure you that we will ever have a commercialized product.
      We are a development stage medical device company with a limited operating history, and we currently do not have any products cleared or approved for commercialization or any source of revenue. We have been engaged in research and product development since our inception in late 2002 and have invested all of our time and resources in developing our technology, which we intend to commercialize initially in the form of our Sensei Robotic Catheter System, or Sensei system, and our corresponding disposable Artisan Control Catheters, or Artisan control catheters. The future success of our business will depend on our ability to obtain regulatory clearance or approval to market our products, create product sales, successfully introduce new products, establish our sales force and distribution network, and control costs, all of which we may be unable to do. We have a limited history of operations upon which you can evaluate our business and our operating expenses are increasing. Our lack of a significant operating history also limits your ability to make a comparative evaluation of us, our products and our prospects.
If we fail to obtain or maintain necessary U.S. Food and Drug Administration clearances for our medical device products, or if such clearances are delayed, we will be unable to commercially distribute and market our products.
      The process of seeking regulatory clearance or approval to market a medical device is expensive and time consuming and, notwithstanding the effort and expense incurred, clearance or approval is never guaranteed. Although we have received a CE mark for the sale of our Sensei System in the European Union, we have not received regulatory clearance to commercialize our Sensei system in the United States. If we are not successful in obtaining timely clearance or approval of our Sensei system from the U.S. Food and Drug Administration, or FDA, for at least one use, we may never be able to generate significant revenue and may be forced to cease operations.
      We are currently seeking 510(k) clearance for our Sensei system solely for use with two specified mapping catheters to map the heart anatomy. We submitted our request for 510(k) clearance in December 2003, which the FDA denied in February 2005. We subsequently submitted a revised request for 510(k) clearance in September 2005. In response to deficiencies identified by the FDA, we made two subsequent submissions in support of this request. The first submission in March 2006 was deemed inadequate. We made the second submission in June 2006. The FDA responded to this second submission and requested additional information in September 2006. We are currently preparing a response to this request. None of our 510(k) submissions to date have presented significant clinical data to the FDA. Based on the FDA’s recent letter requesting additional information and our recent discussions with the FDA, we are commencing a 20 patient prospective observational study in Europe with a short-term follow up period. We intend to use the data from this observational study to support our request for 510(k) clearance of our Sensei system. We also intend to continue to provide data collected from the 63 procedures we have already performed to the FDA. We cannot assure you that the data from our proposed 20 patient study and our previously performed 63 procedures will support 510(k) clearance, that the FDA will not require us to gather significant additional clinical data to support 510(k) clearance or that the FDA will ever clear our Sensei system for mapping the heart anatomy. The FDA also could deny our 510(k) submission and require our Sensei system to undergo the more burdensome premarket approval, or PMA, process, which would require significant clinical trial data and generally takes from one to three years to complete. Even if our Sensei system is cleared for mapping procedures, we cannot assure you that FDA will not place restrictions on our cleared labeling, including contraindications or warnings against the use of our Sensei system in ablation procedures.
      We will be required to seek a separate 510(k) clearance or PMA to market our Sensei system for uses other than mapping the heart anatomy. We cannot assure you that the FDA would not impose a more burdensome level of premarket review on other intended uses or modifications to approved products. We may seek future clearances or approvals of our Sensei system for other indications, including atrial fibrillation or other cardiac ablation procedures.
      Furthermore, obtaining clearances or approvals from the FDA could result in unexpected and significant costs for us and consume management’s time and other resources. The FDA could ask us to supplement our submissions, collect non-clinical data, conduct clinical trials or engage in other time-consuming actions, or it could simply deny our applications. In addition, even if we obtain a 510(k) clearance or a PMA, the clearance or approval could be revoked or other restrictions imposed if post-market data demonstrates safety issues or lack of effectiveness. We cannot predict with certainty how, or when, the FDA will act. If we are unable to obtain the necessary regulatory approvals, our financial condition and cash flow may be adversely affected, and our ability to grow domestically and internationally may be limited. Additionally, even if cleared or approved, our Sensei system may not be approved for the indications that are necessary or desirable for successful commercialization or profitability.
Even if our products receive regulatory clearance for heart mapping, if physicians and hospitals are not convinced that our products are a safe and effective alternative to existing technologies used in atrial fibrillation and other cardiac ablation procedures, we may not be commercially successful.
      We believe that physicians will not use, and hospitals will not purchase, our products unless they determine that our Sensei system provides a safe and effective alternative to existing treatments. Although we are seeking 510(k) clearance to market our Sensei system and disposable Artisan control catheters for guiding catheters to map the heart anatomy, even with such clearance we will not be able to label or promote these products, or train physicians, for use guiding catheters for cardiac ablation procedures. Currently, there is only limited clinical data on our Sensei system with which to assess its safety and efficacy in any procedure, including atrial fibrillation and other cardiac ablation procedures. If longer-term or more extensive clinical studies performed by us or others or clinical experience indicate that procedures with our Sensei system are less effective or less safe than our current data suggest, physicians may choose not to use our Sensei system. Reluctance by physicians to use our Sensei system would harm sales. Further, unsatisfactory patient outcomes or patient injury could cause negative publicity for our products, particularly in the early phases of product introduction. In addition, physicians may be slow to adopt our products if they perceive liability risks arising from the use of these new products. It is also possible that as our products become more widely used, latent defects could be identified, creating negative publicity and liability problems for us, thereby adversely affecting demand for our products. If physicians do not use our products for cardiac ablation procedures, we likely will not become profitable and our business will be harmed.
      In addition, our research and development efforts and our marketing strategy depend heavily on obtaining support and collaboration from highly regarded physicians at leading hospitals. If we are unable to gain such support and collaboration, our ability to market our Sensei system and, as a result, our business and results of operations, could be harmed.

If our Sensei system and disposable Artisan control catheters receive regulatory clearances for commercialization, we expect to derive substantially all of our revenues from their sales. If hospitals do not purchase our system, we may not generate sufficient revenues to continue our operations.
      We anticipate that our initial product offering will consist primarily of two components, our Sensei system and our corresponding disposable Artisan control catheters. Currently there is no market for our products and related technology. In order for us to achieve sales, hospitals must purchase our Sensei system and Artisan control catheters. Our Sensei system is a novel device, and hospitals are traditionally slow to adopt new products and treatment practices. In addition, our Sensei system is an expensive piece of capital equipment, representing a significant portion of an electrophysiology, or EP, laboratory’s annual budget. In addition, because it has not yet been commercially introduced, our Sensei system has limited product and brand recognition. Furthermore, we do not believe hospitals will purchase our products unless the physicians at those hospitals express a strong desire to use our products. We do not know if our Sensei system will be successful. If hospitals do not widely adopt our Sensei system, or if they decide that it is too expensive, we may never achieve significant revenue or become profitable. Such a failure to adequately sell our Sensei system would have a seriously detrimental impact on our business, results of operations and financial condition.
We have incurred substantial losses since inception and anticipate that we will incur continued losses for the foreseeable future.
      We have experienced substantial net losses since our inception in late 2002. We had net losses of approximately $4.0 million in 2003, $7.1 million in 2004, $21.4 million in 2005 and $18.3 million in the nine months ended September 30, 2006, and at September 30, 2006 we had accumulated deficit during the development stage of $51.3 million. We have funded our operations to date principally from the sale of our securities and through issuance of indebtedness. If we receive regulatory clearance from the FDA to market our products, we expect to incur substantial additional and increasing net losses for at least the next several years as we generally scale up our sales, marketing and manufacturing operations to commercialize our products and seek additional regulatory clearances. In any event, we expect our general and administrative expenses to increase following this offering as we add the necessary infrastructure to support operating as a public company. Because we may not be successful in completing the development or commercialization of our products, your return on these investments may be limited or non-existent. Moreover, the extent of our future losses and the timing of profitability are highly uncertain, and we may never earn revenue or achieve profitable operations. If we require more time than we expect to generate significant revenue and achieve profitability, we may not be able to continue our operations. Even if we achieve significant revenues, we may never become profitable or we may choose to pursue a strategy of increasing market penetration and presence at the expense of profitability.
We do not currently have sales, marketing and distribution experience and capabilities, which could impair our ability to achieve profitability.
      We have no experience as a company in the marketing, sale and distribution of our products. If cleared by the FDA, we intend to market our products in the United States through a direct sales force of regional sales executives, supported by clinical account managers who provide training, clinical support and other services to our customers. Developing a direct sales force is expensive and time consuming and could delay the success of any product launch. Additionally, any direct sales force that we develop will be competing against the experienced and well-funded sales organizations of our competitors. We may not be able to develop this capability on a timely basis or at all. If we are unable to establish and maintain a direct sales, marketing and distribution network, we may be unable to generate revenue and may not become profitable and our financial condition and results of operations will be harmed. We will face significant challenges and risks in establishing a direct sales force and marketing our products, including, among others:

•	our ability to recruit, train and retain adequate numbers of qualified sales and marketing personnel;

•	the ability of sales personnel to obtain access to or persuade adequate numbers of hospitals to purchase our products or physicians to use our products;

•	costs associated with hiring, maintaining and expanding an independent sales and marketing organization; and

•	government scrutiny with respect to promotional activities in the healthcare industry.
      Outside the United States, we plan to primarily use distributors to market, sell and support our products, with some direct sales efforts in major countries. If we fail to effectively use distributors or contract sales persons for distribution of our products where appropriate, or if their sales and marketing strategies are not effective in generating sales of our products, our revenues would be adversely affected and we may never become profitable.
We have limited experience in manufacturing and assembling our products and may encounter problems at our manufacturing facilities or otherwise experience manufacturing delays that could result in lost revenue.
      We do not have experience in manufacturing, assembling or testing our products on a commercial scale. In addition, for our Sensei system, we subcontract the manufacturing of major components and complete the final assembly and testing of those components in-house. In order to produce our Sensei system and disposable Artisan control catheters in quantities sufficient to meet our anticipated market demand we will need to increase our manufacturing capacity by a significant factor over the current level. There are technical challenges to increasing manufacturing capacity, including equipment design and automation, material procurement, problems with production yields and quality control and assurance. Developing commercial scale manufacturing facilities will require the investment of substantial funds and the hiring and retaining of additional management and technical personnel who have the necessary manufacturing experience. We may not successfully complete any required increase in manufacturing capacity on a timely basis or at all. Even if our products receive regulatory clearance, we may be unable to meet the expected demand for our Sensei system or Artisan control catheters, maintain control over our expenses or otherwise adapt to anticipated growth. If we are unable to satisfy demand for our Sensei systems, our ability to generate revenue could be impaired, market acceptance of our products could be adversely affected and hospitals may instead purchase, or physicians may use, our competitors’ products.
      In addition, all of our operations are conducted at our facilities leased in Mountain View, California. We could encounter problems at these facilities, which could delay or prevent us from assembling or testing our products or maintaining our manufacturing capabilities or otherwise conducting operations. We are also considering extending our current lease or moving our Mountain View operations to new facilities in the Mountain View area in 2007. Our Mountain View facility is located in a center devoted generally to start-up and emerging companies, and our landlord may be unwilling to extend our lease on favorable terms or at all. Accordingly, we may be unable to, or may elect not to, renew our lease for our Mountain View facilities, in which case we will need to locate new facilities. If we need to find additional or alternative facilities, we cannot assure you that we will be able to find these facilities on favorable terms in a timely manner to meet our operational requirements. Searching for and moving to a new facility could disrupt our systems assembly or testing activities and divert the attention of our management and other key personnel from our business operations.
We may incur significant liability if it is determined that we are promoting off-label use of our products in violation of federal and state regulations in the United States or elsewhere.
      We are currently seeking clearance of our Sensei system and Artisan control catheters from the FDA solely for use in mapping heart anatomy using two specific mapping catheters. Our business and future growth, however, will depend primarily on the use of our Sensei system in the treatment of atrial fibrillation and other cardiovascular procedures, for which we do not have FDA clearance or approval. At present, we are seeking 510(k) clearance of our Sensei system and Artisan control catheters only for use in mapping the heart anatomy, which is a critical step in the identification of the heart tissue generating abnormal heart rhythms that may require ablation or other treatment. We believe that seeking 510(k) clearance for this limited indication is the least burdensome path to initial regulatory clearance. However, we may subsequently seek regulatory clearance for use of our Sensei system for a variety of other interventional procedures in electrophysiology, including atrial fibrillation and other cardiovascular procedures. Unless and until we receive regulatory clearance or approval for use of our Sensei system in these procedures, uses in these procedures will be considered off-label uses of our Sensei system. Under the Federal Food, Drug, and Cosmetic Act and other similar laws, we are prohibited from labeling or promoting our products, or training physicians, for such off-label uses. This prohibition means that the FDA could deem it unlawful for us to make claims about the safety or effectiveness of our Sensei system in cardiac ablation procedures and may not proactively discuss or provide information or training on the use of our product in cardiac ablation procedures or use with unapproved catheters, with very limited exceptions. However, although manufacturers are not permitted to promote for off-label uses, in their practice of medicine, physicians may lawfully choose to use medical devices for off-label uses. For example, we have received a separate 510(k) clearance for our Elitetm flexible transseptal system, which consists of a needle and dilator assembly. Even if we receive 510(k) clearance for our Sensei system for use in mapping, a physician could use our cleared needle and dilator in our Sensei system for a procedure not covered by our label. This would constitute an off-label use. We expect that hospitals and physicians will use our Sensei system for the treatment of a variety of conditions beyond mapping heart anatomy, including the ablation of cardiac tissue to treat atrial fibrillation and similar conditions.
      The FDA and other regulatory agencies actively enforce regulations prohibiting promotion of off-label uses and the promotion of products for which marketing clearance has not been obtained. A company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions.
      Due to these legal constraints, our sales and marketing efforts will focus only on the general technical attributes and benefits of our Sensei system and the use of this device to guide catheters for heart mapping. At the same time, we will undertake some dissemination of information relating to the use of our Sensei system in the treatment of atrial fibrillation. For example, the FDA permits companies to respond in a non-promotional manner to unsolicited requests from doctors for off-label information. We expect to respond to such requests in accordance with the FDA’s policy by providing copies of and citations to peer-reviewed journal articles that may discuss off-label uses for our Sensei system. In addition, our medically trained clinical application specialists may attend interventional procedures where ablation procedures to treat atrial fibrillation are performed using our Sensei system off-label. Our specialists will be trained to limit their discussion to the general attributes of our system and its use in catheter navigation for mapping. Subject to the FDA’s guidelines, we also plan to provide financial support in the form of unrestricted research and educational grants to several leading institutions in the cardiac field, which they may use to conduct physician training programs, including programs relating to the use of our Sensei system for the ablation of cardiac tissue to treat atrial fibrillation. Although we believe that these communications and activities regarding our Sensei system will be in compliance with the relevant regulatory requirements, the application of these requirements can be varying and are evolving, creating a material risk that the FDA or another regulatory authority could disagree with our position. If regulatory authorities believe we are not in compliance with the requirements, we could be subject to significant liability for promoting our Sensei system for off-label uses, including civil and administrative remedies, injunction against sales for off-label uses, and criminal sanctions. Enforcement measures taken against us could harm our business or force us to cease operations.
      We and our collaborators are also subject to the U.S. Federal False Claims Act and U.S. Federal Anti-Kickback law. We are developing a compliance program that will seek to establish internal controls to facilitate adherence to the rules and program requirements to which we will become subject. If, however, we are determined to have violated these and other laws, we could incur significant penalties and be subject to criminal prosecution. We could also be excluded from participation in government healthcare programs such as Medicare and Medicaid. In addition, management’s attention could be diverted and our reputation and our ability to enter into future collaborations could be damaged.
The training required for physicians to use our Sensei system could reduce the market acceptance of our system and reduce our revenue.
      Physicians must be trained to use our Sensei system proficiently. It is critical to the success of our sales efforts to ensure that there are a sufficient number of physicians familiar with, trained on and proficient in the use of our Sensei system. Convincing physicians to dedicate the time and energy necessary for adequate training in the use of our system is challenging, and we cannot assure you that we will be successful in these efforts.
      In addition, we will only train physicians to insert, navigate and remove catheters using our Sensei system. The physicians must obtain training elsewhere to learn how to map or ablate cardiac tissue to treat atrial fibrillation. This training may be provided by hospitals and universities and through independent peer-to-peer training among doctors. We cannot assure you, however, that a sufficient number of physicians will become aware of training programs or that physicians will dedicate the time, funds and energy necessary for adequate training in the use of our system. Additionally, we will have no control over the quality of these training programs. If physicians are not properly trained, they may misuse or ineffectively use our products. This may result in unsatisfactory outcomes, patient injury, negative publicity or lawsuits against us, any of which could negatively affect our reputation and sales of our products. Furthermore, our inability to educate and train physicians to use our Sensei system for atrial fibrillation or other cardiac ablation procedures may lead to inadequate demand for our products and have a material adverse impact on our business, financial condition and results of operation.
Because our markets are highly competitive, customers may choose to purchase our competitors’ products, which would result in reduced revenue and harm our financial results.
      Our Sensei system is a new technology and must compete with established manual interventional methods and methods of our competitors in automated technology, such as Stereotaxis, Inc. Conventional manual methods are widely accepted in the medical community, have a long history of use and do not require the purchase of additional, expensive capital equipment. The Stereotaxis Niobe® system, which has been in the market for approximately three years, has been adopted by a number of leading clinicians. In addition, many of the medical conditions that can be treated using our products can also be treated with existing drugs or other medical devices and procedures. Many of these alternative treatments are widely accepted in the medical community and have a long history of use.
      We also face competition from companies that are developing drugs or other medical devices or procedures to treat the conditions for which our products are intended. The medical device and pharmaceutical industries make significant investments in research and development and innovation is rapid and continuous. If new products or technologies emerge that provide the same or superior benefits as our products at equal or lesser cost, they could render our products obsolete or unmarketable. We cannot be certain that physicians will use our products to replace or supplement established treatments or that our products will be competitive with current or future products and technologies.
      Most of our competitors enjoy several competitive advantages over us, including:

•	significantly greater name recognition;

•	longer operating histories;

•	established relations with healthcare professionals, customers and third-party payors;

•	established distribution networks;

•	additional lines of products, and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;

•	greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory clearance for products and marketing approved products; and

•	greater financial and human resources for product development, sales and marketing, and patent litigation.
      In addition, as the markets for medical devices develop, additional competitors could enter the market. As a result, we cannot assure you that we will be able to compete successfully against existing or new competitors. Our revenues would be reduced or eliminated if our competitors develop and market products that are more effective and less expensive than our products.
We will likely experience extended and variable sales cycles, which could cause significant variability in our results of operations for any given quarter.
      Our Sensei system will likely have a lengthy sales cycle because it involves a relatively expensive piece of capital equipment, the purchase of which will generally require the approval of senior management at hospitals, inclusion in the hospitals’ EP laboratory budget process for capital expenditures and, in some instances, a certificate of need from the state or other regulatory clearance. We estimate that this sales cycle may take between 12 and 18 months. In addition, training of the physician can take two to four months after a customer agrees to purchase a system. These factors may contribute to substantial fluctuations in our quarterly operating results, particularly in the near term and during any other periods in which our sales volume is relatively low. As a result, in future quarters our operating results could fall below the expectations of securities analysts or investors, in which event our stock price would likely decrease. These fluctuations also mean that you will not be able to rely upon our operating results in any particular period as an indication of future performance. In addition, the introduction of new products could adversely impact our sales cycle, as customers take additional time to assess the benefits and investments on capital products.
The use of our products could result in product liability claims that could be expensive, divert management’s attention and harm our reputation and business.
      Our business exposes us to significant risks of product liability claims that are inherent in the testing, manufacturing and marketing of medical devices. Moreover, in connection with its review of our 510(k) notification, the FDA has expressed concerns regarding the safety of our Sensei system for ablation and other therapeutic indications, including for the treatment of atrial fibrillation. We expect, however, that our Sensei system will be used off-label in cardiac ablation and similar high risk procedures involving very ill patients, which could increase the risk of product liability claims. The medical device industry has historically been subject to extensive litigation over product liability claims. We may be subject to claims by consumers, healthcare providers, third-party payors or others selling our products if the use of our products were to cause, or merely appear to cause, injury or death. Any weakness in training and services associated with our products may also result in product liability lawsuits. Although we maintain clinical trial liability and product liability insurance, the coverage is subject to deductibles and limitations, and may not be adequate to cover future claims. Additionally, we may be unable to maintain our existing product liability insurance in the future at satisfactory rates or adequate amounts. A product liability claim, regardless of its merit or eventual outcome could result in:

•	decreased demand for our products;

•	injury to our reputation;

•	diversion of management’s attention;

•	withdrawal of clinical trial participants;

•	significant costs of related litigation;

•	substantial monetary awards to patients;

•	product recalls or market withdrawals;

•	loss of revenue; and

•	the inability to commercialize our products under development.
We may be unable to complete the development and commercialization of our existing products under development or other products without additional funding.
      Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts on research and development, including conducting clinical trials for our Sensei system. Even before we receive clearance to market our Sensei system, we expect to spend significant additional amounts on commercializing the product, including development of a direct sales force and expansion of manufacturing capacity. In 2005, our net cash used in operating activities was $15.7 million. We expect that our cash used by operations will increase significantly in each of the next several years, and we may need additional funds to complete the development and commercialization of our Sensei system. Additional financing may not be available on a timely basis on terms acceptable to us, or at all. Any additional financing may be dilutive to stockholders or may require us to grant a lender a security interest in our intellectual property assets. The amount of funding we will need will depend on many factors, including:

•	the success of our research and product development efforts;

•	the expenses we incur in selling and marketing our products;

•	the costs and timing of regulatory clearance;

•	the revenue generated by sales of our future products;

•	the rate of progress and cost of our clinical trials and other development activities;

•	the emergence of competing or complementary technological developments;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, or participating in litigation-related activities;

•	the terms and timing of any collaborative, licensing or other arrangements that we may establish; and

•	the acquisition of businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.
      If adequate funds are not available, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce marketing, customer support or other resources devoted to our products. Any of these factors could harm our financial condition.
Our reliance on third-party manufacturers and on suppliers, and in one case, a single-source supplier, could harm our ability to meet demand for our products in a timely manner or within budget.
      We depend on third-party manufacturers to produce most of the components of our systems and other products, and have not entered into formal agreements with several of these third parties. We also depend on various third-party suppliers for the motors and electronics we use in our Sensei systems and for our control catheters and sheaths. For example, we obtain the motors for our Sensei system from a single supplier, Maxon Motor AG, from whom we purchase on a purchase order basis, and we generally do not maintain large volumes of inventory. Force Dimension Sàrl, a single-source supplier, manufactures customized motion controllers that are also part of our Sensei system. In addition, our reliance on third parties involves a number of risks, including, among other things, the risk that:

•	suppliers may fail to comply with regulatory requirements or make errors in manufacturing components that could negatively affect the efficacy or safety of our products or cause delays in shipments of our products;

•	we may not be able to respond to unanticipated changes and increases in customer orders;

•	we may be subject to price fluctuations due to a lack of long-term supply arrangements for key components with our suppliers;

•	we may experience delays in delivery by our suppliers due to changes in demand from us or their other customers;

•	we may lose access to critical services and components, resulting in an interruption in the manufacture, assembly and shipment of our systems;

•	our suppliers manufacture products for a range of customers, and fluctuations in demand for products these suppliers manufacture for others may affect their ability to deliver components to us in a timely manner;

•	our suppliers may wish to discontinue supplying goods or services to us beyond the development phase for risk management reasons, such as intellectual property reasons or medical products liability reasons;

•	we may not be able to find new or alternative components for our use or reconfigure our system and manufacturing processes in a timely manner if the components necessary for our system become unavailable; and

•	our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements.
      If any of these risks materialize, it could significantly increase our costs and impact our ability to meet demand for our products.
      In addition, if these manufacturers or suppliers stop providing us with the components or services necessary for the operation of our business, we may not be able to identify alternative sources in a timely fashion. Any transition to alternative manufacturers or suppliers would likely result in operational problems and increased expenses and could delay the shipment of, or limit our ability to provide, our products. We cannot assure you that we would be able to enter into agreements with new manufacturers or suppliers on commercially reasonable terms or at all. Additionally, obtaining components from a new supplier may require qualification of a new supplier in support of a new or supplemental filing with applicable regulatory authorities and clearance or approval of the filing before we could resume product sales. Any disruptions in product supply may harm our ability to generate revenues, lead to customer dissatisfaction, damage our reputation and result in additional costs or cancellation of orders by our customers. We currently purchase a number of the components for our Sensei system in foreign jurisdictions. Any event causing a disruption of imports, including the imposition of import restrictions, could adversely affect our business.
Our products and related technologies can be applied in different applications, and we may fail to focus on the most profitable areas.
      Our Sensei system is designed to have the potential for applications beyond electrophysiology, including in a variety of endoscopic procedures which require a control catheter to approach diseased tissue. We further believe that our Sensei system can provide multiple opportunities to improve the speed and capability of many diagnostic and therapeutic procedures. We will be required to seek a separate 510(k) clearance or PMA from the FDA for these applications of our Sensei system. However, we have limited financial and managerial resources and therefore may be required to focus on products in selected applications and to forego efforts with regard to other products and industries. Our decisions may not produce viable commercial products and may divert our resources from more profitable market opportunities. Moreover, we may devote resources to developing products in these additional areas but may be unable to justify the value proposition or otherwise develop a commercial market for products we develop in these areas, if any. In that case, the return on investment in these additional areas may be limited, which could negatively affect our results of operations.
If we fail to obtain or acquire imaging and visualization technology, or collaborate with a strategic partner to provide such technology on terms favorable to us, or at all, our Sensei system may not be able to gain market acceptance and our business may be harmed.
      Our success depends on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands and competitive pressures. We believe that integrating our Sensei system with key imaging and visualization technologies using an open architecture approach is a key element in establishing our system as important for complex interventional procedures. Our Sensei system currently utilizes a variety of imaging means to visualize and assist in navigating our Artisan control catheters. These imaging systems include fluoroscopy, intravascular ultrasound and electro-anatomic mapping systems, as well as pre-operatively acquired three-dimensional computed tomography and magnetic resonance imaging. We believe that in the future, as imaging companies develop increasingly sophisticated three-dimensional imaging systems, we will need to integrate advanced imaging into our Sensei system in order to compete effectively. There can be no assurance that we can timely and effectively integrate these systems or components into our Sensei system in order to remain competitive. We expect to face competition from companies that are developing new approaches and products for use in interventional procedures and that have an established presence in the field of interventional cardiology, including the major imaging, capital equipment and disposables companies that are currently selling products in the EP laboratory. We may not be able to acquire or develop three-dimensional imaging and visualization technology for use with our Sensei system. In addition, developing or acquiring key imaging and visualization technologies could be expensive and time consuming and may not integrate well with our Sensei system. If we are unable to timely acquire, develop or integrate imaging and visualization technologies, or any other changing technologies, effectively, our revenue may decline and our business will suffer.
      If we are not able to develop or acquire our own imaging and visualization technologies, we may need to collaborate or enter into partnerships with strategic partners to provide us with such technology. We cannot assure you that we would be able to enter into such collaborations or partnerships on terms that are favorable to us, or at all. If we are not able to enter into such collaborations or partnerships, we may not be able to effectively compete with new technologies and our business may be harmed.
Software defects may be discovered in our products.
      Our Sensei system incorporates sophisticated computer software. Complex software frequently contains errors, especially when first introduced. Because our products are designed to be used to perform complex interventional procedures, we expect that physicians and hospitals will have an increased sensitivity to the potential for software defects. We cannot assure you that our software will not experience errors or performance problems in the future. If we experience software errors or performance problems, we would likely also experience:

•	loss of revenue;

•	delay in market acceptance of our products;

•	damage to our reputation;

•	additional regulatory filings;

•	product recalls;

•	increased service or warranty costs; and/or

•	product liability claims relating to the software defects.

Our costs could substantially increase if we receive a significant number of warranty claims.
      We expect to warrant each of our products against defects in materials and workmanship for a period of approximately 12 months from the acceptance of our product by a customer. We have no history of commercial placements from which to judge our rate of warranty claims. If product returns or warranty claims are significant, we could incur unanticipated reductions in sales or additional expenditures for parts and service. In addition, our reputation and goodwill in the EP lab market could be damaged. While we plan to establish reserves for liability associated with product warranties, unforeseen warranty exposure in excess of those reserves could negatively impact our business, financial condition and results of operations.
Hospitals or physicians may be unable to obtain coverage or reimbursement from third-party payors for procedures using our Sensei system, which could affect the adoption or use of our Sensei system and may cause our revenues to decline.
      If we obtain FDA clearance or approval for our products and begin to market them, we anticipate that third-party payors will reimburse hospitals and physicians under existing billing codes for the vast majority of the procedures involving our products. We expect that healthcare facilities in the United States will bill various third-party payors, such as Medicare, Medicaid, other governmental programs and private insurers, for services performed using our products. We believe that procedures targeted for use with our products are generally already reimbursable under government programs and most private plans. Accordingly, we believe providers in the United States will generally not be required to obtain new billing authorizations or codes in order to be compensated for performing medically necessary procedures using our products on insured patients.
      There can be no assurance that coverage and reimbursement policies of third-party payors will not change in the future with respect to some or all of the procedures that would use our Sensei system. Additionally, in the event that a physician uses our Sensei system for indications not approved by the FDA, there can be no assurance that the coverage or reimbursement policies of third-party payors will be comparable to FDA-approved uses. Future legislation, regulation or coverage and reimbursement policies of third-party payors may adversely affect the demand for our products currently under development and limit our ability to profitably sell our products. For example, under recent regulatory changes to the methodology for calculating payments for current inpatient procedures in certain hospitals, Medicare payment rates for surgical and cardiac procedures have been decreased, including those procedures for which our products are targeted. The reductions are to be transitioned over the next three years, beginning in fiscal year 2007. The Centers for Medicare and Medicaid Services, or CMS, responsible for administering the Medicare program, also indicated it will begin to move forward with developing revised reimbursement codes that better reflect the severity of patients’ conditions in the hospital inpatient prospective payment system for fiscal year 2008. It is unclear whether the changes in the reimbursement codes will result in further reduction in payments for cardiac procedures that would use our products.
      Our success in international markets also depends upon the eligibility of our products for coverage and reimbursement by government-sponsored healthcare payment systems and third-party payors. In both the United States and foreign markets, healthcare cost-containment efforts are prevalent and are expected to continue. A failure to generate sufficient sales could have a material adverse impact on our financial condition and harm our business.
We may lose our key personnel or fail to attract and retain additional personnel.
      We are highly dependent on the principal members of our management and scientific staff, in particular Frederic Moll, M.D., our Chief Executive Officer and one of our directors, Gary C. Restani, our President and Chief Operating Officer, Robert Younge, our Chief Technology Officer, and Sean Murphy, Ph.D., our Senior Vice President of Engineering. Dr. Moll has extensive experience in the medical device industry, and we believe his expertise in the robotic device field will enable us to have proposals reviewed by key hospital decision-makers earlier in the sales process than may otherwise be the case. We do not carry “key person” insurance covering any members of our senior management. Each of our officers and key employees may terminate his employment at any time without notice and without cause or good reason. The loss of any of these persons could prevent the implementation and completion of our objectives, including the development and introduction of our products, and could require the remaining management members to direct immediate and substantial attention to seeking a replacement.
      We expect to rapidly expand our operations and grow our research and development, sales and marketing and administrative operations. This expansion is expected to place a significant strain on our management and will require hiring a significant number of qualified personnel. Accordingly, recruiting and retaining such personnel in the future will be critical to our success. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.
If we do not effectively manage our growth, we may be unable to successfully develop, market and sell our products.
      Our future revenue and operating results will depend on our ability to manage the anticipated growth of our business. We have experienced significant growth in the scope of our operations and the number of our employees since our inception. This growth has place significant demands on our management, as well as our financial and operations resources. In order to achieve our business objectives, we will need to continue to grow. However, continued growth presents numerous challenges, including:

•	implementing appropriate operational and financial systems and controls;

•	expanding manufacturing capacity and increasing production;

•	developing our sales and marketing infrastructure and capabilities;

•	identifying, attracting and retaining qualified personnel in our areas of activity; and

•	training, managing and supervising our personnel worldwide.
      Any failure to effectively manage our growth could impede our ability to successfully develop, market and sell our products and our business will be harmed.
We intend to sell our Sensei system internationally and are subject to various risks relating to such international activities which could adversely affect our international sales and operating performance.
      We believe that a portion of our future revenue will come from international sales. To expand internationally, we will need to hire, train and retain qualified personnel. Engaging in international business inherently involves a number of difficulties and risks, including:

•	required compliance with existing and changing foreign regulatory requirements and laws;

•	export or import restrictions and controls relating to technology;

•	pricing pressure;

•	laws and business practices favoring local companies;

•	longer payment cycles;

•	the effects of fluctuations in foreign currency exchange rates;

•	shipping delays;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	political and economic instability;

•	potentially adverse tax consequences, tariffs and other trade barriers;

•	international terrorism and anti-American sentiment;

•	difficulties in penetrating markets in which our competitors’ products are more established;

•	difficulties and costs of staffing and managing foreign operations; and

•	difficulties in enforcing intellectual property rights.
      If one or more of these risks are realized, it could require us to dedicate significant resources to remedy the situation, and if we are unsuccessful at finding a solution, our revenue may decline.
Our business may be harmed by a natural disaster, terrorist attacks or other unanticipated problems.
      Our manufacturing and office facilities are located in a single building in Mountain View, California. Despite precautions taken by us, a natural disaster such as fire or earthquake, a terrorist attack or other unanticipated problems at this building could interrupt our ability to manufacture our products or operate our business. These disasters or problems may also destroy our product inventories. While we carry insurance for certain natural disasters and business interruption, any prolonged or repeated disruption or inability to manufacture our products or operate our business could result in losses that exceed the amount of coverage provided by this insurance, and in such event could harm our business.
We may be liable for contamination or other harm caused by materials that we handle, and changes in environmental regulations could cause us to incur additional expense.
      Our research and development, manufacturing and clinical processes involve the handling of potentially harmful biological materials as well as hazardous materials. We are subject to federal, state and local laws and regulations governing the use, handling, storage and disposal of hazardous and biological materials and we incur expenses relating to compliance with these laws and regulations. If violations of environmental, health and safety laws occur, we could be held liable for damages, penalties and costs of remedial actions. These expenses or this liability could have a significant negative impact on our financial condition. We may violate environmental, health and safety laws in the future as a result of human error, equipment failure or other causes. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. We are subject to potentially conflicting and changing regulatory agendas of political, business and environmental groups. Changes to or restrictions on permitting requirements or processes, hazardous or biological material storage or handling might require an unplanned capital investment or relocation. Failure to comply with new or existing laws or regulations could harm our business, financial condition and results of operations.
Changes to existing accounting pronouncements or taxation rules or practices may affect how we conduct our business and affect our reported results of operations.
      A change in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. During the first quarter of fiscal 2006, we adopted the provisions of, and account for stock-based compensation in accordance with, the Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 123 — revised 2004, or SFAS No. 123R, Share-Based Payment, which replaced Statement of Financial Accounting Standards No. 123, or SFAS 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. The effective date of this new standard for our financial statements was January 1, 2006. Adoption of this statement could have a significant impact on our future financial statements, as we are now required to expense the fair value of our stock option grants and stock purchases under our employee stock purchase plan rather than disclose the impact on our net loss within our footnotes. The impact of SFAS No. 123R on our financial statements and related disclosures could be material to our future results of operations. Our actual stock-based compensation expense in 2006 and in the future will be dependent on a number of factors, including the amount of awards granted and the fair value of those awards at the time of grant, as well as any changes in variables or underlying assumptions used to determine fair value under our pricing model. Other new accounting pronouncements or taxation rules and varying interpretations of accounting pronouncements or taxation practice have occurred and may occur in the future. Changes to existing rules, future changes, if any, or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.
Risks Related to Our Intellectual Property
If we are unable to protect the intellectual property contained in our products from use by third parties, our ability to compete in the market will be harmed.
      Our commercial success will depend in part on obtaining patent and other intellectual property protection for the technologies contained in our products, and on successfully defending our patents and other intellectual property against third party challenges. We expect to incur substantial costs in obtaining patents and, if necessary, defending our proprietary rights. The patent positions of medical device companies, including ours, can be highly uncertain and involve complex and evolving legal and factual questions. We do not know whether we will obtain the patent protection we seek, or that the protection we do obtain will be found valid and enforceable if challenged. We also do not know whether we will be able to develop additional patentable proprietary technologies. If we fail to obtain adequate protection of our intellectual property, or if any protection we obtain is reduced or eliminated, others could use our intellectual property without compensating us, resulting in harm to our business. We may also determine that it is in our best interests to voluntarily challenge a third party’s products or patents in litigation or administrative proceedings, including patent interferences or reexaminations. In the event that we seek to enforce any of our owned or exclusively licensed patents against an infringing party, it is likely that the party defending the claim will seek to invalidate the patents we assert, which, if successful could result in the loss of the entire patent or the relevant portion of our patent, which would not be limited to any particular party. Any litigation to enforce or defend our patent rights, even if we were to prevail, could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. Our competitors may independently develop similar or alternative technologies or products without infringing any of our patent or other intellectual property rights, or may design around our proprietary technologies.
      We cannot assure you that we will obtain the patent protection we seek, that any protection we do obtain will be found valid and enforceable if challenged or that it will confer any significant commercial advantage. U.S. patents and patent applications may also be subject to interference proceedings and U.S. patents may be subject to reexamination proceedings in the U.S. Patent and Trademark Office, and foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent offices, which proceedings could result in either loss of the patent or denial of the patent application, or loss or reduction in the scope of one or more of the claims of, the patent or patent application. In addition, such interference, reexamination and opposition proceedings may be costly. Some of our technology was, and continues to be, developed in conjunction with third parties, and thus there is a risk that such third parties may claim rights in our intellectual property. Thus, any patents that we own or license from others may provide limited or no protection against competitors. Our pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued. If issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology.
      Non-payment or delay in payment of patent fees or annuities, whether intentional or unintentional, may result in loss of patents or patent rights important to our business. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States, particularly in the field of medical products and procedures.

      Our trade secrets, nondisclosure agreements and other contractual provisions to protect unpatented technology provide only limited and possibly inadequate protection of our rights. As a result, third parties may be able to use our unpatented technology, and our ability to compete in the market would be reduced. In addition, employees, consultants and others who participate in developing our products or in commercial relationships with us may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for the breach.
Third parties may assert that we are infringing their intellectual property rights.
      Successfully commercializing our Sensei system, and any other products we may develop, will depend in part on our not infringing patents held by third parties. It is possible that one or more of our products, including those that we have developed in conjunction with third parties, infringes existing patents. For example, we recently received a letter from a third party alleging that certain aspects of our Sensei system may infringe an issued U.S. patent for remote control catheterization. While we do not believe that the Sensei system infringes this patent, there can be no assurance that the third party will not take further action, such as filing a patent infringement lawsuit, including a request for injunctive relief, to bar the manufacture and sale of our Sensei system in the United States. As competition in our market grows, the possibility of a patent infringement claim against us increases.
      There may be existing patents which may be broad enough to cover aspects of our future technology. In addition, because patent applications in many countries such as the United States are maintained under conditions of confidentiality and can take many years to issue, there may be applications now pending of which we are unaware and which may later result in issued patents that our products infringe. We do not know whether any of these patents, if challenged, would be upheld as valid, enforceable and infringed by our products or technology. From time to time, we receive, and likely will continue to receive, letters from third parties accusing us of infringing their patents or inviting us to license their patents. We may be sued by, or become involved in an administrative proceeding with, one or more of these or other third parties. We cannot assure you that a court or administrative body would agree with any arguments or defenses we may present concerning the invalidity, unenforceability or noninfringement of any third-party patent. In addition to the issued patents of which we are aware, other parties may have filed, and in the future are likely to file, patent applications covering products that are similar or identical to ours. We cannot assure you that any patents issuing from applications will not cover our products or will not have priority over our own products and patent applications.
We may not be able to maintain or obtain all the licenses from third parties necessary for the use of our Sensei system, which may cause our revenues to decline.
      We rely on technology that we license from others, including technology that is integral to our Sensei system, such as patents that we have co-exclusively licensed from Intuitive Surgical, Inc., or Intuitive. We received the right to apply Intuitive’s patent portfolio in the field of intravascular approaches for the diagnosis or treatment of cardiovascular, neurovascular and peripheral vascular diseases. To the extent that we develop robotic capability outside the field of use covered by our license with Intuitive, we would no longer have the patent protection and the freedom to operate which may be afforded by the license. Although we believe that there are opportunities for us to operate outside the licensed field of use without the use of the Intuitive patent portfolio, there can be no assurance that Intuitive will not assert that we are infringing on their patents outside the licensed field of use. If Intuitive asserts that we are infringing their patent rights, we may incur significant costs defending against such claims or seeking an additional license from Intuitive, or be required to limit use of our Sensei system or future products and technologies within our licensed field, any of which could harm our business. Moreover, if Intuitive asserts that we have breached the terms of our license and successfully terminates our license, and if we are unable to obtain another license from Intuitive, we may be required to abandon use of our Sensei system completely.
      In addition, as we develop additional features for, and disposable interventional devices for use with, our Sensei system, we may find it advisable or necessary to seek additional licenses from third parties who hold patents covering technology used in specific interventional procedures. If we cannot obtain those licenses or if we fail to maintain our current licenses, we could be forced to design around those patents at additional cost or abandon the product altogether, which could adversely affect revenues, results of operations and cash flow. If we have to abandon a product, our ability to develop and grow our business in new directions and markets would be adversely affected.
The medical device industry is characterized by patent litigation and we could become subject to litigation that could be costly, result in the diversion of management’s attention, require us to pay damages and discontinue selling our products.
      The medical device industry is characterized by frequent and extensive litigation and administrative proceedings over patent and other intellectual property rights. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often difficult to predict, and the outcome may be uncertain until the court has entered final judgment and all appeals are exhausted. Our competitors may assert, and have asserted in the past, that our products or the use of our products are covered by United States or foreign patents held by them. This risk is heightened due to the numerous issued and pending patents relating to the use of catheter-based procedures in the medical technology field.
      If relevant patents are upheld as valid and enforceable and we are found to infringe, we could be prevented from selling our system unless we can obtain a license to use technology or ideas covered by such patent or are able to redesign our Sensei system to avoid infringement. A license may not be available at all or on commercially reasonable terms, and we may not be able to redesign our products to avoid infringement. Modification of our products or development of new products could require us to conduct additional clinical trials and to revise our filings with the FDA and other regulatory bodies, which would be time-consuming and expensive. If we are not successful in obtaining a license or redesigning our products, we may be unable to sell our products and our business could suffer. In addition, our patents may be subject to various invalidity attacks, such as those based upon earlier filed patent applications, patents, publications, products or processes, which might invalidate or limit the scope of the protection that our patents afford.
      Infringement actions, validity challenges and other intellectual property claims and proceedings, whether with or without merit, may cause us to incur substantial costs and could place a significant strain on our financial resources, divert the attention of management from our business and harm our reputation. We have incurred, and expect to continue to incur, substantial costs in obtaining patents and expect to incur substantial costs defending our proprietary rights. Incurring such costs could have a material adverse effect on our financial condition, results of operations and cash flow.
      We cannot be certain that we will successfully defend our patents from infringement or claims of invalidity or unenforceability, or that we will successfully defend against allegations of infringement of third-party patents. In addition, any public announcements related to litigation or administrative proceedings initiated or threatened by us, or initiated or threatened against us, could cause our stock price to decline.
We may be subject to damages resulting from claims that our employees or we have wrongfully used or disclosed alleged trade secrets of their former employers.
      Many of our employees were previously employed at universities or other medical device companies, including our competitors or potential competitors. We could in the future be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies or features that are important or essential to our products would have a material adverse effect on our business, and may prevent us from selling our products. In addition, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain potential products, which could severely harm our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and be a distraction to management. Incurring such costs could have a material adverse effect on our financial condition, results of operations and cash flow.
Additional Risks Related to Regulatory Matters
If we fail to comply with the extensive government regulations relating to our business, we may be subject to fines, injunctions and other penalties that could harm our business.
      Our medical device products and operations are subject to extensive regulation by the FDA and various other federal, state and foreign governmental authorities. Government regulations and foreign requirements specific to medical devices are wide ranging and govern, among other things:

•	design, development and manufacturing;

•	testing, labeling and storage;

•	clinical trials;

•	product safety;

•	marketing, sales and distribution;

•	premarket clearance or approval;

•	record keeping procedures;

•	advertising and promotions;

•	post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; and

•	product export.
      The FDA, state, foreign and other governmental authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in governmental agencies or a court taking action, including any of the following:

•	issuing public warning letters to us;

•	imposing fines and penalties on us;

•	issuing an injunction preventing us from manufacturing or selling our products;

•	bringing civil or criminal charges against us;

•	delaying the introduction of our products into the market;

•	delaying pending requests for clearance or approval of new uses or modifications to existing products;

•	recalling, detaining or seizing our products; or

•	withdrawing or denying approvals or clearances for our products.
If we fail to obtain regulatory clearances in other countries for products under development, we will not be able to commercialize these products in those countries.
      In order to market our products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA clearance. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA clearance in the United States. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects described above regarding FDA clearance in the United States.
      For example, the European Union requires that medical products receive the right to affix the CE mark. The CE mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the right to affix the CE mark to our products, we will need to obtain certification that our processes meet European quality standards. These standards include certification that our product design and manufacturing facility complies with ISO 13485 quality standards. Although we did receive the CE mark for sale of our Sensei system in the European Union, we do not yet have such approval for our Artisan control catheters. If we do not receive the right to affix the CE mark, we will be prohibited from selling certain of our products in member countries of the European Union. We cannot be certain that we will be successful in meeting European quality standards or other certification requirements.
We may fail to comply with continuing postmarket regulatory requirements of the FDA and other authorities and become subject to substantial penalties, or marketing experience may show that our device is unsafe, forcing us to recall or withdraw it permanently from the market.
      Even after product clearance or approval, we must comply with continuing regulation by the FDA and other authorities, including the FDA’s Quality System Regulation, or QSR, requirements, labeling and promotional requirements and medical device adverse event and other reporting requirements. If the adverse event reports we file with the FDA regarding death, serious injuries or malfunctions indicate or suggest that the device presents an unacceptable risk to patients, including when used off-label by physicians, we may be forced to recall the device or withdraw it permanently from the market. In connection with FDA’s review of our 510(k) premarket notification for our Sensei System, the FDA has expressed concerns regarding the safety of the device when used with catheters and in procedures not specified in the indication we are seeking, such as ablation catheters and ablation procedures. We anticipate that, once cleared by the FDA, physicians will use our device off-label with ablation catheters in ablation procedures, as well as in other EP procedures for which we have not collected safety data, and we therefore cannot assure you that clinical experience will demonstrate that the device is safe for these uses.
      Any failure to comply with continuing regulation by the FDA or other authorities could result in enforcement action that may include suspension or withdrawal of regulatory clearances or approvals, recalling products, ceasing product marketing, seizure and detention of products, paying significant fines and penalties, criminal prosecution and similar actions that could limit product sales, delay product shipment and harm our profitability.
      In many foreign countries in which we market our products, we are subject to regulations affecting, among other things, product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. Many of these regulations are similar to those of the FDA. In addition, in many countries the national health or social security organizations require our products to be qualified before procedures performed using our products become eligible for coverage and reimbursement. Failure to receive, or delays in the receipt of, relevant foreign qualifications could have a material adverse effect on our business, financial condition and results of operations. Due to the movement toward harmonization of standards in the European Union, we expect a changing regulatory environment in Europe characterized by a shift from a country-by-country regulatory system to a European Union-wide single regulatory system. The timing of this harmonization and its effect on us cannot currently be predicted. Adapting our business to changing regulatory systems could have a material adverse effect on our business, financial condition and results of operations. If we fail to comply with applicable foreign regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory clearances, product recalls, seizure of products, operating restrictions and criminal prosecution.

Our suppliers or we may fail to comply with the QSR and California Department of Health Services requirements, which could hurt our ability to commercially distribute and sell our products and may subject us to fines, injunctions, and penalties.
      If we receive clearance or approval to market our device, our manufacturing processes must comply with the QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging and shipping of our products. The FDA enforces the QSR through inspections. We cannot assure you that we would pass such an inspection. Failure to pass such an inspection could force a shut down of our manufacturing operations, a recall of our products or the imposition of other sanctions, which would significantly harm our revenues and profitability. Further, we cannot assure you that our key component suppliers are or will continue to be in compliance with applicable regulatory requirements and will not encounter any manufacturing difficulties. Any failure to comply with the QSR by us or our suppliers could significantly harm our available inventory and product sales and may subject us to fines, injunctions, and penalties.
      Our manufacturing facility will also be subject to the licensing requirements of the California Department of Health Services. Our facility will need to be inspected and licensed by the California Department of Health Services and once licensed, will be subject to re-inspection at any time. Failure to obtain and maintain a license from the California Department of Health Services or to meet the inspection criteria of the California Department of Health Services would disrupt our manufacturing processes. If an inspection by the California Department of Health Services indicates that there are deficiencies in our manufacturing process, we could be required to take remedial actions at potentially significant expense, and our facility may be temporarily or permanently closed.
If we fail to comply with healthcare regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.
      While we do not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, due to the breadth of many healthcare laws and regulations, we cannot assure you that they will not apply to our business. We could be subject to healthcare fraud and patient privacy regulation by both the federal government and the states in which we conduct our business. The regulations that may affect our ability to operate include:

•	the federal healthcare program Anti-Kickback Law, which prohibits, among other things, persons from soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

•	federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, and which may apply to entities like us which provide coding and billing advice to customers;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and which also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

•	federal self-referral laws, such as STARK, which prohibits a physician from making a referral to a provider of certain health services with which the physician or the physician’s family member has a financial interest, and prohibits submission of a claim for reimbursement pursuant to a prohibited referral; and

•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

      If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, to achieve compliance with applicable federal and state privacy, security, and electronic transaction laws, we may be required to modify our operations with respect to the handling of patient information. Implementing these modifications may prove costly. At this time, we are not able to determine the full consequences to us, including the total cost of compliance, of these various federal and state laws.
The application of state certificate of need regulations and compliance with federal and state licensing requirements could substantially limit our ability to sell our products and grow our business.
      Some states require healthcare providers to obtain a certificate of need or similar regulatory approval prior to the acquisition of high-cost capital items such as our Sensei system. In many cases, a limited number of these certificates are available and, as a result, hospitals and other healthcare providers may be unable to obtain a certificate of need for the purchase of our Sensei system. Further, our sales cycle for our system is typically longer in certificate of need states due to the time it takes our customers to obtain the required approvals. In addition, our customers must meet various federal and state regulatory and/or accreditation requirements in order to receive reimbursement from government-sponsored healthcare programs such as Medicare and Medicaid and other third-party payors. Any lapse by our customers in maintaining appropriate licensure, certification or accreditation, or the failure of our customers to satisfy the other necessary requirements under government-sponsored healthcare programs, could cause our sales to decline.
Risks Related to this Offering and Ownership of Our Common Stock
Our common stock has not been publicly traded, and we expect that the price of our common stock will fluctuate substantially, possibly resulting in class action securities litigation.
      Before this offering, there has been no public market for shares of our common stock. An active public trading market may not develop after completion of this offering or, if developed, may not be sustained. The price of the shares of common stock sold in this offering will not necessarily reflect the market price of the common stock after this offering. The market price for the common stock after this offering will be affected by a number of factors, including:

•	the receipt, denial or timing of regulatory clearances or approvals of our products or competing products;

•	changes in policies affecting third-party coverage and reimbursement in the United States and other countries;

•	ability of our products, if they receive regulatory clearance, to achieve market success;

•	the performance of third-party contract manufacturers and component suppliers;

•	our ability to develop sales and marketing capabilities;

•	our ability to manufacturer our products to commercial standards;

•	the success of any collaborations we may undertake with other companies;

•	our ability to develop, introduce and market new or enhanced versions of our products on a timely basis;

•	actual or anticipated variations in our results of operations or those of our competitors;

•	announcements of new products, technological innovations or product advancements by us or our competitors;

•	developments with respect to patents and other intellectual property rights;

•	sales of common stock or other securities by us or our stockholders in the future;

•	additions or departures of key scientific or management personnel;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	trading volume of our common stock;

•	changes in earnings estimates or recommendations by securities analysts, failure to obtain analyst coverage of our common stock or our failure to achieve analyst earnings estimates;

•	developments in our industry; and

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.
      The stock prices of many companies in the medical device industry have experienced wide fluctuations that have often been unrelated to the operating performance of these companies. Following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Class action securities litigation, if instituted against us, could result in substantial costs and a diversion of our management resources, which could significantly harm our business.
Securities analysts may not initiate coverage for our common stock or may issue negative reports, and this may have a negative impact on the market price of our common stock.
      Securities analysts may elect not to provide research coverage of our common stock after the completion of this offering. If securities analysts do not cover our common stock after the completion of this offering, the lack of research coverage may adversely affect the market price of our common stock. The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts who elects to cover us downgrades our stock, our stock price would likely decline rapidly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, recently-adopted rules mandated by the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and a global settlement reached in 2003 between the SEC, other regulatory agencies and a number of investment banks will lead to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms will be required to contract with independent financial analysts for their stock research. It may be difficult for companies such as ours, with smaller market capitalizations, to attract independent financial analysts that will cover our common stock. This could have a negative effect on the market price of our stock.
Our principal stockholders, directors and management will continue to own a large percentage of our voting stock after this offering, which will allow them to exercise significant influence over matters subject to stockholder approval.
      Our executive officers, directors and stockholders holding 5% or more of our outstanding common stock will beneficially own or control approximately 57.4% of the outstanding shares of our common stock, after giving effect to the conversion of all outstanding preferred stock and the exercise of all outstanding options and exercise of all outstanding warrants, following the completion of this offering. Accordingly, these executive officers, directors and principal stockholders, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. These stockholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other stockholders. This significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.
We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our common stock.
      We have never paid dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.
Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders.
      Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions:

•	permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•	do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose;

•	provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•	provide that stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

      In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any broad range of business combinations with any stockholder who owns, or at any time in the last three years owned, 15% or more of our outstanding voting stock for a period of three years following the date on which the stockholder became an interested stockholder. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders.
Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that they may occur, may depress the market price of our common stock.
      Sales of substantial amounts of our common stock in the public market following this offering, or the perception that substantial sales may be made, could cause the market price of our common stock to decline. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. The lock-up agreements delivered by our executive officers, directors and substantially all of our stockholders and option holders provide that Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc., on behalf of the underwriters, in their sole discretion, may release those parties, at any time or from time to time and without notice, from their obligation not to dispose of shares of common stock for a period of 180 days after the date of this prospectus, which period may be extended in certain limited circumstances. Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. do not have any pre-established conditions to waiving the terms of the lock-up agreements, and any decision by them to waive those conditions would depend on a number of factors, which may include market conditions, the performance of the common stock in the market and our financial condition at that time.
      Based on the number of shares of common stock outstanding as of September 30, 2006, upon completion of this offering, 20,553,932 shares of our common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	none of the restricted shares will be eligible for immediate sale upon the completion of this offering;

•	674,214 restricted shares, less shares subject to a repurchase option in our favor tied to the holders’ continued service to us, which will be eligible for sale upon lapse of the repurchase option, will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this prospectus, unless the option is otherwise extended; and

•	13,202,666 restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, but could be sold earlier if the holders exercise any available registration rights.
      As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.
      We intend to file a registration statement on Form S-8 to register the shares subject to outstanding options or reserved for issuance under our various stock option plans. The registration statement will become effective when filed, and, subject to applicable lock-up agreements, these shares may be resold without restriction in the public marketplace. For a more detailed description, please see the section of this prospectus entitled “Shares Eligible for Future Sale.”
New investors in our common stock will experience immediate and substantial dilution after this offering.
      The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. Based on the initial public offering price of $12.00 per share and our net tangible book value as of September 30, 2006, if you purchase our common stock in this offering you will pay more for your shares than the amounts paid by certain existing shareholders for their shares and you will suffer immediate dilution of approximately $8.09 per share in pro forma net tangible book value. In the past, we have issued options and warrants to acquire common stock at prices significantly below the initial public offering price. As of September 30, 2006, 1,772,302 shares of our common stock were issuable upon exercise of currently outstanding stock options, at a weighted average exercise price of $2.25 per share, 58,925 shares of our common stock were issuable upon the exercise of outstanding warrants, at an exercise price of $5.60 per common share, and up to 162,244 shares of our common stock were reserved for future issuance under our 2002 Stock Plan. In addition, 2,625,000 shares are reserved for issuance under our 2006 Equity Incentive Plan and our 2006 Employee Stock Purchase Plan, which will become effective immediately upon the signing of the underwriting agreement for this offering. Our 2006 Equity Incentive Plan also provides for annual increases in the number of shares that may be granted under that plan. If all currently outstanding stock options and warrants were exercised, you would suffer additional dilution and pro forma as adjusted net tangible book value after this offering would be decreased to $3.78 per share. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See the section of this prospectus entitled “Dilution” for a detailed discussion of the dilution new investors will incur in this offering.
We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.
      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission and the NASDAQ Global Market, have imposed various new requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.
      The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, commencing in fiscal 2007, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. As a result of our compliance with Section 404, we will incur substantial accounting expense and expend significant management efforts and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to ensure such compliance.
We have broad discretion in the use of the net proceeds from this offering, and we may not use these proceeds effectively.
      We have not determined the specific allocation of the net proceeds of this offering. Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business or financial condition, cause the price of our common stock to decline and delay product development.

FORWARD-LOOKING STATEMENTS
      Some of the statements under the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Many important factors affect our ability to achieve our objectives, including:

•	our ability to obtain and maintain regulatory clearance or approval of our products;

•	our plans to develop and commercialize our products;

•	our use of the proceeds from this offering

•	our ability to obtain and maintain intellectual property protection for our products;

•	the successful development of our sales and marketing capabilities; and

•	the performance of third party manufacturers.
      In addition, you should refer to the section of this prospectus entitled “Risk Factors” for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.

USE OF PROCEEDS
      We estimate that the net proceeds from the sale of the shares of our common stock in this offering will be approximately $67.4 million, or approximately $77.9 million if the underwriters exercise their over-allotment option in full, based upon the initial public offering price of $12.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses.
      We currently expect to use our net proceeds from this offering as follows:

•	approximately $18.0 million for sales, marketing and general administrative activities;

•	approximately $10.0 million for research and product development activities;

•	approximately $8.0 million for capital equipment and tenant improvements; and

•	the remainder to fund working capital and other general corporate purposes.
      We may also use a portion of the proceeds for the potential acquisition of, or investment in, other product candidates, intellectual property rights or companies that complement our business, although we have no current understandings, commitments or agreements to do so.
      This expected use of net proceeds of this offering represents our current intentions based upon our present plans and business conditions. The amounts we actually expend in these areas may vary significantly from our current intentions and will depend upon a number of factors, including FDA clearance for our products, future sales growth, success of research and product development efforts, cash generated from future operations and actual expenses to operate our business. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.
      The amount and timing of our expenditures will depend on several factors, including the progress of our research and development efforts and the amount of cash used by our operations. Pending their uses, we plan to invest the net proceeds of this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.
      We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, short-term investments funding received from our collaboration agreements, and interest earned on these balances will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures through at least the next 24 months.
DIVIDEND POLICY
      We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION
      The following table sets forth our capitalization as of September 30, 2006:

•	on an actual basis;

•	on a pro forma basis to reflect:

•	the filing of our amended and restated certificate of incorporation to authorize 100,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock;

•	the conversion of all of our outstanding shares of preferred stock into 12,354,742 shares of common stock and the reclassification of redeemable convertible preferred stock warrants from liabilities to stockholders’ equity (deficit) upon the closing of this offering; and

•	on a pro forma as adjusted basis to reflect the sale of 6,250,000 shares of common stock in this offering at the initial offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.
      You should read the information in this table together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of September 30, 2006

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(In thousands,
	except share and per share data)
Long-term debt, net of current portion	$3,805	$3,805	$3,805
Redeemable convertible preferred stock warrant liability	466	—	—
Redeemable convertible preferred stock, $0.0001 par value; 50,040,887 shares authorized, actual; 10,000,000 shares authorized, pro forma and pro forma as adjusted; 12,354,742 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	61,316	—	—

Stockholders’ equity (deficit):
Common stock, $0.0001 par value, 80,000,000 shares authorized, 1,949,190 shares issued and outstanding, actual; 100,000,000 shares authorized, 14,303,932 shares issued and outstanding pro forma, 20,553,932 shares issued and outstanding, pro forma as adjusted	—	1	2
Additional paid-in capital	3,979	65,760	133,159
Deferred stock-based compensation	(1,492)	(1,492)	(1,492)
Deficit accumulated during development stage	(51,306)	(51,306)	(51,306)

Total stockholders’ equity (deficit)	(48,819)	12,963	80,363

Total capitalization	$16,768	$16,768	$84,168

      The outstanding share information in the table above excludes as of September 30, 2006:

•	1,772,302 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $2.25 per share;

•	162,244 shares of common stock reserved for future issuance under our 2002 Stock Plan;

•	2,625,000 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these benefit plans; and

•	58,925 shares of common stock issuable upon the exercise of outstanding warrants, with an exercise price of $5.60 per share.
      We completed a one-for-four reverse stock split of our common stock and preferred stock on November 8, 2006. All share amounts have been retroactively adjusted to give effect to this stock split.

DILUTION
      If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock after this offering. Net tangible book value per share is determined by dividing the number of outstanding shares of our common stock into our total tangible assets (total assets less intangible assets) less total liabilities and redeemable convertible preferred stock. As of September 30, 2006, we had a historical net tangible book value (deficit) of our common stock of $(48.8) million, or approximately $(25.05) per share, not taking into account the conversion of our outstanding redeemable convertible preferred stock. The pro forma net tangible book value of our common stock as of September 30, 2006 was approximately $13.0 million, or approximately $0.91 per share, based on the number of shares outstanding as of September 30, 2006, after giving effect to the conversion of all outstanding redeemable convertible preferred stock into shares of common stock and the reclassification of redeemable convertible preferred stock warrants from liabilities to stockholders’ equity (deficit) upon closing of this offering.
      Investors participating in this offering will incur immediate, substantial dilution. After giving effect to the sale of common stock offered in this offering at the initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2006 would have been approximately $80.4 million, or approximately $3.91 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $3.00 per share to existing stockholders, and an immediate dilution of $8.09 per share to investors participating in this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$12.00
Historical net tangible book value per share as of September 30, 2006	$(25.05)
Pro forma increase in net tangible book value per share attributable to conversion of redeemable convertible preferred stock and reclassification of redeemable convertible preferred stock warrants	25.96

Pro forma net tangible book value per share before this offering	0.91

Pro forma increase in net tangible book value per share attributable to investors participating in this offering	3.00

Pro forma as adjusted net tangible book value per share after this offering		3.91

Pro forma dilution per share to investors participating in this offering		$8.09

      If the underwriters exercise their overallotment option in full to purchase 937,500 additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $4.23 per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $3.32 per share and the pro forma dilution to new investors purchasing common stock in this offering would be $7.77 per share.
      The following table summarizes, on a pro forma basis as of September 30, 2006, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted average price per share paid by existing stockholders and by investors participating in this offering at the initial public offering price of $12.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Weighted
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders before this offering	14,303,932	69.59%	$62,319,812	45.38%	$4.36
Investors participating in this offering	6,250,000	30.41	75,000,000	54.62	12.00

Total	20,553,932	100%	$137,319,812	100%	$6.68

      The above discussion and tables also assume no exercise of any outstanding stock options or warrants except as set forth above. As of September 30, 2006, there were:

•	1,772,302 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $2.25 per share;

•	162,244 shares of common stock reserved for future issuance under our 2002 Stock Plan;

•	2,625,000 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these benefit plans; and

•	58,925 shares of common stock issuable upon the exercise of outstanding warrants, with an exercise price of $5.60 per share.
      The following table summarizes, on a pro forma basis as of September 30, 2006, after giving effect to the exercise of all stock options and warrants outstanding as of September 30, 2006, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted average price per share paid by existing stockholders and by investors participating in this offering at the initial public offering price of $12.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration
					Weighted
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders before this offering	16,135,159	72.08%	$66,639,220	47.05%	$4.13
Investors participating in this offering	6,250,000	27.92	75,000,000	52.95	12.00

Total	22,385,159	100%	$141,639,220	100%	$6.33

      The number of shares of common stock outstanding in the table above is based on the pro forma number of shares outstanding as of September 30, 2006 and assumes no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to 69.18% of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be increased to 7,187,500 shares or 30.82% of the total number of shares of common stock to be outstanding after this offering.
      Effective upon the closing of this offering, an aggregate of 2,787,244 shares of our common stock will be reserved for future issuance under our benefit plans, and these share reserves will also be subject to automatic annual increases in accordance with the terms of the plans. To the extent that any of these options or warrants are exercised, new options are issued under our benefit plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA
      The following selected financial data should be read together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected financial data in this section is not intended to replace our financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results.
      We derived the statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the balance sheet data as of December 31, 2004 and 2005 from our audited financial statements appearing elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 2005 and 2006, for the period from September 23, 2002 (date of inception) through September 30, 2006 and the balance sheet data as of September 30, 2006 have been derived from our unaudited financial statements included elsewhere in this prospectus. The statements of operations data for the period from September 23, 2002 (date of inception) through December 31, 2002 and the balance sheet data as of December 31, 2002 are derived from our unaudited financial data, which are not included in this prospectus. The balance sheet data as of December 31, 2003 are derived from our audited financial statements not included in this prospectus.

	Period from				Nine Months Ended		Period from
	September 23, 2002	Years Ended December 31,			September 30,		September 23, 2002
	(date of inception) to						(date of inception) to
	December 31, 2002	2003	2004	2005	2005	2006	September 30, 2006

	(In thousands, except per share data)
Statements of Operations Data:
Operating expenses:
Research and development	$334	$2,369	$5,199	$17,282	$14,319	$12,120	$37,305
Selling, general and administrative	232	1,615	2,095	4,382	2,885	6,445	14,769

Total operating expenses	566	3,984	7,294	21,664	17,204	18,565	52,074

Loss from operations	(566)	(3,984)	(7,294)	(21,664)	(17,204)	(18,565)	(52,074)
Interest income	—	32	205	427	189	989	1,654
Other expense	—	—	—	(36)	(2)	(222)	(258)
Interest expense	—	—	—	(130)	(9)	(498)	(628)

Net loss	$(566)	$(3,952)	$(7,089)	$(21,403)	$(17,026)	$(18,296)	$(51,306)

Net loss per common share:
Basic and diluted(1)	$(1.73)	$(8.13)	$(9.15)	$(19.14)	$(15.75)	$(12.12)

Weighted average number of shares used in per share calculations:
Basic and diluted(1)	327	486	775	1,118	1,081	1,510

Pro forma net loss per common share (unaudited):
Basic and diluted(1)				$(2.44)		$(1.30)

Weighted average number of shares used in pro forma per share calculations:
Basic and diluted(1)				8,754		13,865

(1)	Please see Note 2 to the notes to our audited financial statements for an explanation of the method used to calculate basic and diluted net loss per common share attributable to common stockholders, the pro forma basic and diluted net loss per common share and the number of shares used in the computation of the per share amounts.

	As of December 31,				As of
					September 30,
	2002	2003	2004	2005	2006

	(In thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$2,987	$4,852	$15,440	$35,902	$17,995
Working capital	2,719	4,678	15,364	33,175	13,870
Total assets	3,125	5,261	16,863	37,641	21,547
Long-term debt, net of current portion	—	—	—	4,917	3,805
Redeemable convertible preferred stock warrant liability	—	—	—	244	466
Redeemable convertible preferred stock	3,386	9,410	27,700	61,316	61,316
Deficit accumulated during development stage	(566)	(4,518)	(11,607)	(33,010)	(51,306)
Total stockholders’ equity (deficit)	(558)	(4,496)	(11,568)	(32,343)	(48,819)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements described in the following discussion and analysis.
Overview
      We develop and manufacture a new generation of medical robotics designed for accurate positioning, manipulation and stable control of catheters and catheter-based technologies. We were formerly known as Autocath, Inc. and were incorporated in Delaware on September 23, 2002. Since inception, we have devoted substantially all of our resources to the development and commercialization of our Sensei Robotic Catheter System, or Sensei system. We are a development stage company with a limited operating history and we currently have no products approved for sale. To date, we have generated no revenue, and we have incurred net losses in each year since our inception. As of September 30, 2006, we had a deficit accumulated during the development stage of $51.3 million. We expect our losses to continue and to increase as we continue our development activities and expand our commercialization activities. We have financed our operations primarily through private placement of our equity securities and issuance of debt.
      Our Sensei system is designed to allow physicians to instinctively navigate catheters with greater stability and control in interventional procedures. We believe our Sensei system and its corresponding disposable Artisan Control Catheter, or Artisan control catheter, will enable physicians to perform procedures that historically have been too difficult or time consuming to accomplish routinely with existing catheters and catheter-based technologies, or that we believe could be accomplished only by the most skilled physicians. We believe that our Sensei system will benefit patients, physicians, hospitals and third-party payors by improving clinical outcomes, permitting more complex procedures to be performed interventionally and by reducing treatment times. We expect to begin commercial shipments of our Sensei system and disposable Artisan control catheters in Europe and in the United States in 2007, subject to receiving required regulatory clearances. In the United States, we are currently seeking clearance from the U.S. Food and Drug Administration, or FDA, for the use of our Sensei system and Artisan control catheters for mapping the heart anatomy.
      If and when we obtain FDA clearance of our Sensei system, we intend to market our products in the United States through a direct sales force of regional sales executives, supported by clinical account managers who provide training, clinical support and other services to our customers. Outside the United States, we plan to primarily use distributors to market, sell and support our products, with some direct sales efforts in major countries. We also plan to increase our manufacturing capacity to enable production of commercial quantities of our Sensei system.
Critical Accounting Policies and Significant Judgments and Estimates
      Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. Actual results may differ materially from these estimates under different assumptions or conditions.
      While our significant accounting policies are more fully described in Note 1 to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results.

Stock-Based Compensation
      Through December 31, 2005, we have accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion, or APB, No. 25, Accounting for Stock Issued to Employees, and related interpretations, including the Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25. For periods prior to December 31, 2005, we have complied with the disclosure-only provisions required by Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment to SFAS No. 123.
      Under APB No. 25, we recognized stock-based compensation expense, which is a non-cash charge, for employee stock options granted in 2005 at exercise prices that, for financial reporting purposes, were determined to be below the deemed fair value of the underlying common stock on the date of grant.
      Previously, we relied on our board of directors, the members of which have extensive experience in the life sciences industry and all but one of whom are non-employee directors, to determine the fair value of our common stock on each date of grant. In connection with the preparation of our financial statements necessary for this offering, we have reassessed the deemed fair value of our common stock for financial accounting purposes in light of the expected completion of this offering. Through December 31, 2005 employee stock-based compensation expense equals the difference between the reassessed fair value per share of our common stock on the date of grant and the exercise price per share and is amortized over the vesting period of the underlying option, generally four years.
      We recorded deferred stock-based compensation relative to options granted in 2005 of approximately $2.4 million, net of cancellations due to employee terminations, during the year ended December 31, 2005, which is being amortized over the vesting period of the applicable options on a straight-line basis. During the year ended December 31, 2005, we amortized $219,000 of deferred stock-based compensation expense, leaving $2.17 million to be amortized in future periods. During the nine months ended September 30, 2006, we amortized $506,000 and reversed $172,000 of deferred stock-based compensation due to cancellations, leaving $1.49 million to be amortized in future periods. The total unamortized deferred stock-based compensation recorded for all employee grants through September 30, 2006 is expected to be amortized as follows: $140,000 in the remainder of 2006, $563,000 in 2007, $488,000 in 2008 and $299,000 in 2009.
      While our financial statements through December 31, 2005 account for stock option grants pursuant to APB No. 25, in accordance with SFAS No. 123, we disclose in the notes to our financial statements the pro forma impact on our net loss had we accounted for stock option grants using the minimum value method of accounting. We account for stock-based compensation arrangements with non-employees in accordance with SFAS No. 123, as amended by SFAS No. 148, and Emerging Issues Task Force, or EITF, No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. For stock options granted to non-employees, the fair value of the stock options is estimated using the Black-Scholes valuation model. This model utilizes the estimated fair value of common stock and requires that, at the date of grant, we make assumptions with respect to the expected term of the option, the volatility of the fair value of our common stock, risk free interest rates and expected dividend yields of our common stock. Different estimates of volatility and expected life of the option could materially change the value of an option and the resulting expense.

Adoption of SFAS No. 123R
      Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment, or SFAS No. 123R, which requires compensation costs related to share-based transactions, including employee stock options, to be recognized in the financial statements based on fair value. SFAS No. 123R revises SFAS No. 123, as amended, and supersedes APB No. 25. We adopted

SFAS No. 123R using the prospective transition method. Under this method, compensation cost is recognized for all share-based payments granted or modified subsequent to December 31, 2005. Prior to January 1, 2006, we used the minimum value method to determine values for our pro forma stock-based compensation disclosures. We have not utilized the minimum value method subsequent to our adoption of SFAS No. 123R on January 1, 2006, and the fair value of our options will be higher as a result. Our net loss for the nine months ended September 30, 2006, was $841,000 higher than if we had continued to account for employee stock-based compensation under APB No. 25.
      We selected the Black-Scholes pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model will be affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates, forfeitures and expected dividends.
      The expected term represents the weighted-average period that our stock options are expected to be outstanding. The expected term is based on the observed and expected time to post-vesting exercise of options by employees. As we have been operating as a private company since inception, we are unable to use actual price volatility data. Therefore, we estimate the volatility of our common stock based on volatility of similar entities. We base the risk-free interest rate that we use in the option pricing model on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option pricing model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. We had a choice of two attribution methods for allocating compensation costs under SFAS No. 123R: the “straight-line method,” which allocates expense on a straight-line basis over the requisite service period of the last separately vesting portion of an award, or the “graded vesting attribution method,” which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. We chose the former method and amortized the fair value of each option on a straight-line basis over the service period.
      Calculating stock-based compensation expense requires the input of highly subjective assumptions, which represent our best estimates and involve inherent uncertainties and the application of management’s judgment. Estimates of stock-based compensation expenses are significant to our financial statements, but these expenses are based on the Black-Scholes pricing model and will never result in the payment of cash by us.
      The guidance in SFAS No. 123R and Staff Accounting Bulletin No. 107 is relatively new, and best practices are not well established. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among option valuation models, and this may result in a lack of comparability with other companies that use different models, methods and assumptions. If factors change and we employ different assumptions in the application of SFAS No. 123R in future periods, or if we decide to use a different valuation model, the compensation expense that we record in the future under SFAS No. 123R may differ significantly from what we have recorded in the current period and could materially affect our operating loss, net loss and net loss per share.

Net Operating Losses and Tax Credit Carryforwards
      At December 31, 2005, we had federal and state net operating loss carryforwards of approximately $25.4 million each. These net operating loss carryforwards will expire in varying amounts from 2013 through 2025, if not utilized. Under the provisions of Section 382 of the Internal Revenue Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards that can be utilized annually in the future to offset taxable income. A valuation allowance has been established to reserve the potential benefits of these carryforwards in our financial statements to reflect the uncertainty of future taxable income required to utilize available tax loss carryforwards and other deferred tax assets. If a change in our ownership is deemed to have occurred or occurs in the future, our ability to use our net operating loss carryforwards in any fiscal year may be significantly limited.

endoVia Acquisition Accounting
      In March 2005, we acquired the assets of endoVia Medical, Inc., or endoVia. The assets purchased were principally intellectual property, including a portfolio of more than 30 issued and pending patents and patent applications. Under the terms of the purchase agreement, shareholders of endoVia received a cash payment of $1.6 million and 567,246 shares of our Series B preferred stock. This transaction resulted in a $4.6 million charge for the intellectual property acquired to research and development in the quarter ended March 31, 2005. Since there is no market for our equity, management had to make significant assumptions and judgments in determining the valuation of the Series B preferred stock.

Intuitive Cross License Agreement Accounting
      In September 2005, we entered into a cross license agreement with Intuitive Surgical, Inc., or Intuitive. As part of the cross license, we received the right to use Intuitive’s then-existing patents and related patent applications in the field of intravascular approaches for the diagnosis or treatment of cardiovascular, neurovascular and peripheral vascular diseases. Each party retained full rights to practice its own technology for all purposes.
      Under the terms of the agreement, Intuitive received 125,000 shares of our Series B preferred stock. We took a charge of $730,000 to research and development in the quarter ended September 30, 2005 to record this license agreement. Since there is no market for our equity, management had to make significant assumptions and judgments in determining the valuation of the Series B preferred stock.
Financial Overview

Revenue
      To date, we have not generated any revenue. We do not expect to generate revenue until at least the first quarter of 2007 and only if we receive a CE mark for European clearance of our Artisan control catheters. Any revenue from initial sales of a new product is difficult to predict and in any event will only modestly reduce our continued and increasing losses resulting from our research and development and other activities.

Research and Development Expenses
      Our research and development expenses primarily consist of engineering, software development, product development, clinical and regulatory expenses, including costs to develop our Sensei system and disposable Artisan control catheters, and the costs to manufacture development units. Research and development expenses also include employee compensation, including stock-based compensation, consulting services, outside services, materials, supplies, depreciation and travel. We expense research and development costs as they are incurred. From inception through September 30, 2006, we have incurred a total of $37.3 million in research and development expenses.

Selling, General and Administrative Expenses
      Our selling, general and administrative expenses consist primarily of compensation for executive, finance, sales, legal and administrative personnel, including stock-based compensation. Other significant expenses include costs associated with attending medical conferences, professional fees for legal (including legal services associated with our efforts to obtain and maintain broad protection for the intellectual property related to our products) and accounting services, cash management fees, consulting fees and travel expenses. From inception through September 30, 2006, we have incurred $14.8 million in selling, general and administrative expenses.
Results of Operations

Nine Months Ended September 30, 2005 Compared to the Nine Months Ended September 30, 2006
      Research and Development Expenses. Research and development expenses were $12.1 million for the nine months ended September 30, 2006, compared to $14.3 million for the nine months ended September 30, 2005. The decrease of $2.2 million, or 15%, was primarily due to a $4.6 million charge taken for the endoVia acquisition in March 2005, offset somewhat by a $1.4 million increase in compensation expenses associated with increased headcount, a $1.0 million increase in costs associated with hiring manufacturing personnel and establishing a manufacturing infrastructure, a $425,000 increase in material and supplies and a $609,000 increase due to facility and administrative costs allocated to research and development. Included in research and development expenses during 2006 is $583,000 of stock-based compensation due to the grant of employee stock options below fair value, the adoption of SFAS No. 123R effective January 1, 2006 and non-employee stock compensation charges compared to $132,000 in 2005. We expect our research and development expenses to increase as we continue development of our Sensei system and the disposable Artisan control catheters for the electrophysiology, or EP, market and other future applications.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses were $6.4 million for the nine months ended September 30, 2006, compared to $2.9 million for the nine months ended September 30, 2005. The increase of $3.5 million, or 121%, was primarily due to a $2.1 million increase in compensation expenses associated with an increased headcount, $370,000 in professional services associated with our initial public offering that were not capitalizable, and a $326,000 increase in marketing support activities. Included in selling, general and administrative expenses during the first three quarters of 2006 was $934,000 of stock-based compensation due to charges from the grant of employee stock options below fair value and non-employee stock compensation charges compared to $114,000 in 2005. We expect our selling, general and administrative expenses to increase substantially due to increased headcount necessary to support our continued growth in operations, the costs associated with operating as a publicly-traded company and the cost associated with the expected commercial launch of our Sensei system and the disposable Artisan control catheter products.
      Interest income. Interest income was $989,000 for the nine months ended September 30, 2006, compared to $189,000 for the nine months ended September 30, 2005. The increase of $800,000 was primarily due to higher cash, cash equivalents and securities available-for-sale balances during the first quarter of 2006 primarily relating to the closing of our $30.1 million Series C preferred stock financing, debt funding and higher interest rates. We expect our interest income to increase as a result of the proceeds of this offering.
      Interest expense. Interest expense was $498,000 for the nine months ended September 30, 2006, compared to $9,000 for the nine months ended September 30, 2005. The increase was primarily due to the outstanding debt related to a loan agreement entered into in August 2005.

Years Ended December 31, 2005 and 2004
      Research and Development Expenses. Research and development expenses were $17.3 million for the year ended December 31, 2005, compared to $5.2 million for the year ended December 31, 2004. The increase of $12.1 million, or 232%, was primarily due to a $4.6 million charge for acquired intellectual property related to the endoVia acquisition, a $3.8 million increase in compensation expenses associated with increased headcount, a $1.5 million increase in material and supplies, a $708,000 increase in outside services and a $730,000 charge for the value assigned to the Intuitive cross license agreement. The increase in compensation expenses, material and supplies and outside services were related to the development efforts for our Sensei system and the disposable Artisan control catheter. Included in research and development expenses during 2005 is $216,000 of stock-based compensation due to the grant of employee stock options below fair value and non-employee stock compensation charges compared to $13,000 in 2004.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses were $4.4 million for the year ended December 31, 2005, compared to $2.1 million for the year ended December 31, 2004. The increase of $2.3 million, or 109%, was primarily due to a $1.6 million increase in compensation expense associated with a 133% increase in headcount, a $433,000 increase in legal expenses related to patent filings and general corporate matters, a $69,000 increase in general overhead costs due to higher facility expenses, depreciation and IT support and $234,000 increase in marketing related travel and support costs. Included in selling, general and administrative expenses during 2005 was $300,000 of stock-based compensation due to the grant of employee stock options below fair value and non-employee stock compensation charges compared to none in 2004.
      Interest Income. Interest income was $427,000 for the year ended December 31, 2005, compared to $205,000 for the year ended December 31, 2004. The increase of $222,000, or 108%, was primarily due to higher cash, cash equivalents and investment balances during 2005, primarily relating to the closing of our $30.1 million Series C preferred stock financing and higher interest rates.
      Interest expense. Interest expense was $130,000 for the year ended December 31, 2005, compared to none for the year ended December 31, 2004. The increase was primarily due to the outstanding debt related to a loan agreement entered into in August 2005.

Years Ended December 31, 2004 and 2003
      Research and Development Expenses. Research and development expenses were $5.2 million for the year ended December 31, 2004, compared to $2.4 million for the year ended December 31, 2003. The increase of $2.8 million, or 119%, was primarily due to a $904,000 increase in compensation and recruiting expenses associated with a 150% increase in headcount, $690,000 increase in consulting services costs, $398,000 increase in material and supplies, $235,000 increase in license fees and a $206,000 increase in animal and clinical studies costs. The increase in compensation expenses, consulting expenses, material and supplies and clinical studies were related to the development efforts for our Sensei system and the disposable Artisan control catheter.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses were $2.1 million for the year ended December 31, 2004, compared to $1.6 million for the year ended December 31, 2003. The increase of $500,000, or 30%, was primarily due to a $129,000 increase in travel and marketing support costs, a $131,000 increase in facilities costs due to moving to a larger facility, $63,000 increase in compensation expenses associated with a 20% increase in headcount and a $88,000 increase in legal expenses related to patent filings and general corporate matters.
      Interest Income. Interest income was $205,000 for the year ended December 31, 2004, compared to $32,000 for the year ended December 31, 2003. The increase of $173,000 was primarily due to higher cash, cash equivalents and securities available-for-sale balances during 2004 primarily relating to the closing of our $18.4 million Series B preferred stock financing.
Liquidity and Capital Resources
      We have incurred losses since our inception in September 2002 and, as of September 30, 2006 we had a deficit accumulated during the development stage of $51.3 million. We have financed our operations to date principally through sale of capital stock, debt financing and interest earned on investments. Through September 30, 2006, we have received net proceeds of $61.3 million from the issuance of common stock and preferred stock and $7.0 million in debt financing from two lenders that provides $1.0 million to finance equipment purchases and $6.0 million to finance working capital. As of September 30, 2006, we had $18.0 million in cash, cash equivalents and short-term investments. Our cash and investment balances are held in a variety of interest bearing instruments, including obligations of U.S. government agencies, corporate bonds, commercial paper, auction rate securities and money market funds. Cash in excess of immediate requirements is invested in accordance with our investment policy primarily with a view to liquidity and capital preservation.

Net Cash Used in Operating Activities
      Net cash used in operating activities was $4.0 million, $6.9 million and $15.7 million for the years ended December 31, 2003, 2004 and 2005, respectively. Net cash used in operating activities was $11.9 million and $15.4 million for the nine months ended September 30, 2005 and 2006, respectively. Net cash used in operating activities primarily reflects the net loss for those periods, which was reduced in part by depreciation and amortization, stock-based compensation and changes in operating assets and liabilities.

Net Cash Provided by or Used in Investing Activities
      Net cash used in investing activities was $3.7 million, $11.1 million and $7.0 million for the years ended December 31, 2003, 2004 and 2005, respectively. Net cash used in investing activities for the years ended December 31, 2003, 2004 and 2005 was primarily related to purchase of investments and, to a lesser extent, purchase of property and equipment offset somewhat by the proceeds from the sale of short-term investments. Net cash provided by investing activities was $12.7 million and $13.2 million for the nine months ended September 30, 2005 and 2006, respectively. Net cash provided by investing activities for the nine months ended September 30, 2005 and 2006 was primarily related to the proceeds from the sale of short-term investments offset somewhat by the purchase of investments and to a lesser extent the purchase of property and equipment.

Net Cash Provided by or Used in Financing Activities
      Net cash provided by financing activities was $6.0 million, $18.3 million and $36.7 million for the years ended December 31, 2003, 2004 and 2005, respectively. Net cash provided by financing activities was $2.7 million for the nine months ended September 30, 2005 compared to net cash used in financing activities of $1.1 million for the nine months ended September 30, 2006. Net cash provided by financing activities was primarily attributable to the issuance of Series A preferred stock in the year ended December 31, 2003, the issuance of Series B preferred stock in the year ended December 31, 2004 and the issuance of Series C preferred stock and proceeds from debt financing in the year ended December 31, 2005. Net cash provided by financing activities in the nine months ended September 30, 2005 was primarily related to proceeds from debt financing, proceeds from the exercise of common stock options and proceeds from issuance of preferred stock. Net cash used in financing activities in the nine months ended September 30, 2006 was attributable to repayments made on outstanding loan amounts partially offset by additional borrowings.

Operating Capital and Capital Expenditure Requirements
      To date, we have not commercialized any products and we have not achieved profitability. We anticipate that we will continue to incur substantial net losses for the next several years as we develop our products, prepare for the potential commercial launch of our Sensei system and disposable Artisan control catheters, develop the corporate infrastructure required to manufacture and sell our products and operate as a publicly traded company as well as pursue additional applications for our technology platform.
      We do not expect to generate significant product revenue until 2008. We do not anticipate generating any product revenue in the United States unless and until we successfully obtain FDA clearance for our Sensei system and the disposable Artisan control catheter. We believe the net proceeds from this offering, together with our cash, cash equivalents and investment balances and interest income we earn on these balances will be sufficient to meet our anticipated cash requirements through at least the next 24 months. If our available cash, cash equivalents and investment balances and net proceeds from this offering are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or enter into a credit facility. The sale of additional equity and debt securities may result in dilution to our stockholders. If we raise additional funds through the issuance of debt securities, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, if at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay, or eliminate some or all of, our planned research, development and commercialization activities, which could materially harm our business.
      Our forecast of the period of time through which our financial resources will be adequate to support our operations, the costs to complete development of products and the cost to commercialize our products are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the “Risk Factors” section of this prospectus. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.
      Because of the numerous risks and uncertainties associated with the development of medical devices, such as our Sensei system and disposable Artisan control catheter, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete the development of the products and successfully deliver a commercial product to the market. Our future capital requirements will depend on many factors, including but not limited to the following:

•	the success of our research and development efforts;

•	the expenses we incur in selling and marketing our products;

•	the costs and timing of regulatory clearance;

•	the revenue generated by sales of our future products;

•	the rate of progress and cost of our clinical trials and other development activities;

•	the emergence of competing or complementary technological developments;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual product rights, or participating in litigation-related activities;

•	the terms and timing of any collaborative, licensing or other arrangements that we may establish; and

•	the acquisition of businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Contractual Obligations
      The following table summarizes our outstanding contractual obligations as of December 31, 2005 and the effect those obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period

		Less than			More than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating lease — real estate	$845,730	$326,129	$519,601	$—	$—
Long-term debt	6,619,784	1,653,052	3,843,890	1,122,842	—

Total	$7,465,514	$1,979,181	$4,363,491	$1,122,842	$—

      The table above reflects only payment obligations that are fixed and determinable. Our commitments for operating leases relate to the lease for our corporate headquarters in Mountain View, California. There has been no material change in these obligations other than scheduled payments through September 30, 2006, except for a final $380,216 drawdown under the loan agreement with two lenders in March 2006. There are minimum royalty obligations of $100,000 per year under a license agreement with Mitsubishi Electric which reduces to $55,000 per year if the license becomes non-exclusive. The royalty obligation expires in 2018. There also may be minimum royalty obligations under the terms of our cross license agreement with Intuitive.
Recent Accounting Pronouncements
      In November 2005, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position, or FSP, Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP is required to be applied to reporting periods beginning after December 15, 2005. The adoption of this FSP in 2006 had no impact on our financial statements.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections: a Replacement of Accounting Principles Board Opinion No. 20 and FASB Statement No. 3, or SFAS No. 154. SFAS No. 154 requires retrospective application for voluntary changes in accounting principle unless it is impracticable to do so. Retrospective application refers to the application of a different accounting principle to previously issued financial statements as if that principle had always been used. The SFAS No. 154 retrospective application requirement replaces the APB No. 20 requirement to recognize most voluntary changes in accounting principle by including in net income (loss) of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS No. 154 also redefines “restatement” as the revising of previously issued financial statements to reflect the correction of an error. The requirements of SFAS No. 154 are effective for accounting changes made in fiscal years beginning after December 15, 2005 and will only impact our financial statements in periods in which a change in accounting principle is made.
      In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, or FIN No. 48, which clarifies the accounting for uncertainty in tax positions. FIN No. 48 requires that we recognize in our financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN No. 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN No. 48 on our financial statements.
      In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB 108. SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the “roll-over” method and the “iron curtain” method. The roll-over method focuses primarily on the impact of a misstatement on the income statement — including the reversing effect of prior year misstatements — but its use can lead to the accumulation of misstatements in the balance sheet. The iron curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it requires quantification of errors under both the iron curtain and the roll-over methods. There are no unadjusted differences or financial statement misstatements noted in our financial statements and related disclosures.
Off-balance Sheet Arrangements
      Since our inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.
Quantitative and Qualitative Disclosure of Market Risks
      Our exposure to market risk is confined to our cash, cash equivalents and short-term investments which have maturities of less than one year, and investment securities. The goals of our investment policy are preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and investments. We also seek to maximize income from our investments without assuming significant risk. To achieve our goals, we maintain a portfolio of cash equivalents and investments in a variety of securities of high credit quality. The securities in our investment portfolio are not leveraged, are classified as available for sale and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any material negative impact on the value of our investment portfolio.

BUSINESS
Overview
      We develop and manufacture a new generation of medical robotics designed for accurate positioning, manipulation and stable control of catheters and catheter-based technologies. While earlier generations of medical robotics were designed primarily for manipulating rigid surgical instruments, our Sensei Robotic Catheter System, or Sensei system, is designed to allow physicians to instinctively navigate flexible catheters with greater stability and control in interventional procedures. Instinctive navigation refers to the ability of our Sensei system to enable physicians to direct the movements of our Artisan Control Catheter, or Artisan control catheter, to a desired anatomical location in a way that is natural and inherently simple. We believe our Sensei system and its corresponding disposable Artisan control catheter will enable physicians to perform procedures that historically have been too difficult or time consuming to accomplish routinely with existing catheters and catheter-based technologies, or that we believe could be accomplished only by the most skilled physicians. We believe that our Sensei system will benefit patients, physicians, hospitals and third-party payors by improving clinical outcomes, permitting more complex procedures to be performed interventionally and by reducing treatment times. We expect to begin commercial shipments of our Sensei system and disposable Artisan control catheters in Europe and the United States in 2007, subject to receiving required regulatory clearances. In the United States, we are currently seeking clearance from the U.S. Food and Drug Administration, or FDA, for the use of our Sensei system and Artisan control catheters to guide catheters for mapping the heart anatomy.
      For the most part, catheters and catheter-based technologies have used blood vessels and other tubular anatomic structures as “highways” to constrain and guide their movement to specific parts of the body. However, with existing hand-held technologies, we believe physicians have limited ability to accurately control the working tips of these instruments, which may hinder the physician’s ability to perform complex procedures that require precise navigation and stability of catheters in tortuous vessels. These issues are magnified in larger open spaces such as the atria and ventricles of the heart where the navigation of the catheter is no longer aided by the vessel walls.
      Our next-generation technology platform is designed to use robotics to enable physicians to instinctively navigate complicated anatomy and effectively control catheters and catheter-based technologies in unconstrained spaces such as the atria of the heart. The control console of our Sensei system directly translates the motions of the physician’s hands into corresponding motions of the catheters and catheter-based technologies inside the body. We believe that robotic control of these flexible instruments has the potential to revolutionize a broad range of interventional procedures in the same way that robotic control of surgical devices has revolutionized a growing number of surgical procedures over the past decade.
      We believe our system and catheters will significantly improve the efficacy and ease of performing many catheter-based interventional procedures and will enable other procedures that are not currently performed with catheter-based technologies. Our initial focus is on electrophysiology, or EP, procedures for the treatment of patients who suffer from abnormal heart rhythms, or arrhythmias. We also plan to expand the uses for our technology beyond EP procedures to additional interventional applications in cardiovascular, peripheral vascular and neurovascular diseases. We believe that any such expanded uses will require separate FDA clearances from what we are currently seeking and we cannot assure you we would be able to obtain these clearances.
      Our robotic solution incorporates complex mechanical and electrical engineering, hardware, software, artificial intelligence and other technologies. We believe that we have skillfully integrated these technologies, thereby making our Sensei system easy and instinctive for physicians to use. To date, we have performed 63 mapping and ablation procedures on human patients using our Sensei system. In addition, we have conducted hundreds of non-human experiments in which physicians have used our Sensei system and provided us with feedback on the instinctiveness and ease of use of the system. Based on our experience with existing catheter and catheter-based procedures, the procedures performed with our

Sensei System and evaluations of physicians that have used the Sensei system, we believe that our Sensei system will offer significant benefits to physicians over current technologies. Our founders co-founded Intuitive Surgical, Inc., or Intuitive, a leading company in robotic surgery, and have considerable experience in developing and commercializing robotic solutions for treating disease.
      Our goal is to establish our technology as the leading robotic platform for complex interventional catheter-based procedures. We believe our Sensei system will accomplish this objective by improving patient outcomes, reducing procedure times, reducing radiation exposure for doctors and reducing overall procedure costs and hospital expenditures. If we receive regulatory clearance, we plan to market our products through a direct sales force and key partner relationships. We believe that we will be able to increase the number of procedures performed with catheter-based approaches and enable more doctors to perform such procedures.
Background
      Over the past thirty years, one of the most significant medical trends has been the development of less traumatic or minimally invasive methods of treating disease. These less traumatic methods have largely fallen into two groups:

•	Minimally invasive surgery, which reduces the size of incisions in body walls, generally results in fewer complications, shorter hospitalization and recovery times and substantially reduced pain and suffering. These procedures generally use rigid instruments.

•	Interventional procedures, which minimize trauma by using blood vessels and other tubular anatomic structures such as the nose, mouth, urethra, rectum and cervix as “highways” to guide flexible instruments such as catheters to the area of treatment.
      Minimally invasive surgery reduces the trauma of open surgery, and interventional procedures cause even less trauma and can reach many areas of the body that robotic surgery cannot reach. Each year, catheter-based technologies are used for millions of interventional diagnostic and therapeutic medical procedures worldwide. However, manually-controlled hand-held catheter delivery devices, even in the hands of the most skilled specialists, have inherent instrument control limitations. In traditional interventional procedures, devices are manually manipulated by physicians, who twist and push the external ends of the instrument in an iterative process that attempts to thread the internal end of the instrument through tubular anatomic structures to a specific treatment site. Manual control of the working tip of the catheter becomes increasingly difficult as more turns are required to navigate the instrument to the treatment site. These control problems are significant in constrained tubular spaces such as blood vessels, and become even more difficult in unconstrained spaces such as the atria and ventricles of the heart. In addition, while sophisticated imaging, mapping and location-sensing systems have provided visualization for interventional procedures and allowed physicians to treat more complex conditions using flexible instruments, the substantial lack of integration of these information systems requires the physician to mentally integrate and process large quantities of information from different sources in real time during an interventional procedure. Each of these systems displays data differently, requiring physicians to continuously reorient themselves to the different formats and displays as they shift their focus from one data source to the next while at the same time manually controlling an inherently difficult to control catheter.
      In recent years, another company has attempted to address these challenges with a remote guidance system that steers catheters using large magnets. However, we believe this magnetic system has a number of limitations, including overall cost of the equipment; the need to modify and magnetically shield procedure rooms at significant expense; the need to dedicate a room to the magnetic system; potential magnetic interference with other equipment and implanted devices; and the inability to apply variable force at the working tip of the catheter, narrowing the range of potential procedural applications for the system. In addition, the system lacks an open architecture for third-party catheters, necessitating the development, regulatory clearance and utilization of proprietary therapeutic catheters made by the system manufacturer or its business partners.

The Hansen Solution
      We believe our Sensei system, combined with our disposable Artisan control catheters, overcomes the limitations of both hand-held catheters and magnetic navigation systems. We designed our Sensei system to have the following attributes:

•	Instinctive control. Our Sensei system utilizes computer-controlled robotics to directly translate the motions of the physician’s hands from our control console into corresponding accurate manipulations of the catheters and catheter-based technologies inside the body. We believe the instinctive robotic control of the catheters will be easier to use than manual catheter approaches and will therefore shorten and reduce the variability of procedure times, improve efficacy and enable new or additional procedures to be performed. In addition, we believe this instinctive control will enable physicians to be trained in the use of our Sensei system in a relatively short period of time and also increase the number of physicians who are capable of performing these catheter-based procedures.

•	Stability. We believe our Sensei system provides the accuracy and control required for treating a number of cardiac conditions in which the stable and repeated placement of a catheter against a specific location on the inner wall of a beating heart is necessary for an effective outcome.

•	Variable force at the catheter tip. To effectively perform a broad range of catheter-based procedures, physicians must have the ability to apply variable force at the working tip of the catheters and other catheter-based technologies. We designed our disposable Artisan control catheter products to provide variable support while maintaining the flexibility required to navigate the catheter. In addition, we are developing our Intellisense force-sensing technology to measure and display the amount of force being applied at the catheter tip during the procedure.

•	Compatibility with third-party devices. Although we are seeking clearance for use of our Sensei system only with two specified mapping catheters, our Artisan control catheters incorporate a center lumen that is designed to be compatible with most currently approved third-party catheters without modification. This enables us to potentially achieve clearance for a broader range of devices for use with our Sensei system. Unlike many of our competitors, our Artisan control catheters do not require physicians to use a set of proprietary therapeutic catheters made by a specific manufacturer or restrict them from using our system off-label with catheters other than those specified in our clearance notification.

•	Portability. Our Sensei system primarily consists of two portable modules: a physician control console and a patient-side module that can be connected to most procedure tables. In addition, the system includes a portable electronics rack. These modules can be wheeled between procedure rooms. Further, our Sensei system does not require a dedicated space or any special facility modification for its use and does not require magnetic shielding to prevent interference. As a result, we expect our Sensei system to be more convenient and significantly less expensive than a magnetic system.
      We believe our robotic solution will offer substantial benefits to patients, physicians, hospitals and third-party payors. In particular, we believe that our Sensei system, combined with our Artisan control catheters, will:

•	Improve patient outcomes. We believe our Sensei system will improve procedure results by improving navigation of catheters and catheter-based technologies to specific sites within the blood vessels and other anatomic structures and by allowing more accurate and stable control during treatment. We believe that our Sensei system can increase the ease of performing procedures and thereby reduce procedure times and improve clinical outcomes.

•	Enable more catheter-based treatments for serious diseases and more complex existing procedures. Patients with atrial fibrillation are typically treated initially with drug therapy. Patients who fail drug therapy will occasionally also undergo catheter-based ablation treatments. However, we believe that due primarily to the difficulty in controlling the catheter, only approximately 23,000 of these procedures were performed in the United States in 2005. Because our Sensei system provides accurate manipulation and robotic control of the working tip of catheters and catheter-based technologies, we believe that it may be used off-label by physicians to interventionally treat atrial fibrillation as well as complex cases involving a variety of other cardiovascular diseases.

•	Enable additional physicians to perform complex cardiovascular procedures. Training required for physicians to carry out manual interventional cardiology procedures typically takes years, which we believe has resulted in a shortage of interventional physicians capable of performing more complex procedures. We believe our Sensei system will enable procedures that previously required the highest levels of training, manual dexterity and skill to be performed effectively by a broader range of interventional physicians. We believe that physicians can be trained to use our Sensei system in a relatively short period of time.

•	Enhance hospital efficiency. The duration of interventional EP procedures currently ranges from several minutes to many hours. EP interventional physicians often engage in repetitive, trial and error maneuvers because of the difficulty of manually controlling the working tip of disposable catheters. We believe that our Sensei system may significantly reduce both the navigation time and the time required to perform therapy at the target site for complex interventional procedures. In addition, we believe that greater standardization of procedure times and the portability of our Sensei system will enable more efficient scheduling of EP lab procedures.

•	Reduce x-ray radiation exposure. During catheter-based procedures, the physician who stands at the patient table to control the catheter is continuously exposed to the potentially harmful x-ray radiation. Shortening procedure times reduces this exposure. Our Sensei system can also improve safety by enabling physicians to conduct procedures remotely from an adjacent control room, limiting or eliminating physician and staff exposure to harmful radiation.

•	Improve physician ergonomics. A typical interventional cardiology procedure requires the physician to stand next to the patient table for several hours while continuously manipulating the external end of the catheter. In most cases, the physician will wear a heavy lead vest during the entire procedure to protect against exposure to the potentially harmful x-ray radiation. Our Sensei system allows the physician to perform the procedure in a seated position at a sufficient distance from the fluoroscopy field to reduce or eliminate the need for a heavy protective vest.

Our Products

The Sensei system
      Our Sensei system is principally comprised of two portable modules: a physician control console and a patient-side module that can be connected to most procedure tables. The control console can be located inside the EP lab and close to the patient or outside the EP lab in a separate location shielded from radiation. The control console features an instinctive motion controller, which robotically controls the patient-side module, to accurately move the catheter within the patient anatomy. Our robotics technology uses sophisticated software and system control algorithms to command the motion of our Artisan control catheter. Having navigated the catheter to the treatment site, the physician uses instinctive controls to accurately place the working tip of the control catheters where the desired treatment is to be performed.
      Our patient-side module is a robotic manipulator actuated by motors that control pull-wires in our Artisan control catheters. The manipulator is mounted on an articulating or pivoting arm that is in turn mounted to the procedure table in the EP lab or other treatment room. The manipulator may be directed over the patient during a procedure and thus positioned optimally for that procedure.
      As part of optimizing the force used by physicians at the working tip of our catheters, we are developing proprietary Intellisense force-sensing technology for initial use in Europe to measure and display the amount of pressure being applied by a catheter at the working tip throughout the procedure.

      We expect that ongoing development efforts will enable our Sensei system to automatically carry out complex navigation sequences. Furthermore, using technology similar to global positioning satellite, or GPS, navigation technology but scaled for a medical procedure room, we are developing our own electromagnetic location sensing technology, which we plan to incorporate into our Sensei system. Our 510(k) premarket notification for our Sensei system is being reviewed by the FDA for use in mapping the heart anatomy. Based on the FDA’s recent letter requesting additional information and our recent discussions with the FDA, we are commencing a 20 patient prospective observational study with a short-term follow period up in Europe to support 510(k) clearance of our Sensei system. We cannot assure you that the data from this study will support our 510(k) submission, that the FDA will not require us to gather significant additional clinical data to support 510(k) clearance or that the FDA will ever clear our Sensei system for mapping the heart anatomy.

Artisan control catheter
      Our disposable Artisan control catheter and sheath assembly consists of a telescoping set of control catheters that are integrated to provide the desired motion of the tip of a diagnostic or therapeutic catheter that is inserted through the center lumen of the Artisan control catheter. In this manner, the Artisan assembly is designed to accurately control the movement of an existing mapping catheter chosen by the physician. As a result, physicians are not limited to using particular proprietary catheters as is the case with the magnetic-based remote system. In addition, the center lumen of the Artisan control catheter allows physicians to adapt and expand the procedures they can perform as other manufacturers invent new therapeutic or diagnostic catheters. Each Artisan control catheter is designed to be used only once and then discarded.
      Our disposable Artisan control catheter and sheath are designed to move together or independently, and can move with multiple degrees of freedom when attached to the robotically-controlled motors of our Sensei system. In addition, our system has a programmable chip that prevents use of our system with Artisan control catheters that have been previously used and that restricts other control catheters from being plugged into our Sensei system patient-side module. Our 510(k) premarket notification for our disposable Artisan control catheter is being reviewed by the FDA.

Elite transseptal system
      Our Elite flexible transseptal system consists of a needle and dilator assembly that are designed to puncture and expand the atrial septum of the heart in order to allow access to the left heart chambers. This device is used when a physician wishes to accomplish a mapping or ablation procedure in the left atrium or ventricle. We received a 510(k) premarket clearance from the FDA for this kit in October 2006.
Our Strategy
      Our goal is to establish our technology as the leading robotic platform for complex interventional catheter-based procedures. We believe our Sensei system will accomplish this objective by improving patient outcomes, reducing procedure times, reducing radiation exposure for doctors and reducing overall procedure costs and hospital expenditures. If we receive regulatory clearance, we plan to market our products through a direct sales force and key partner relationships. We believe that we will be able to increase the number of procedures treated with catheter-based approaches and enable more doctors to perform such procedures.
      Elements of our strategy include:

•	Focus on key institutions and thought leaders to encourage early adoption of our Sensei system. We plan to initially focus our marketing efforts on the academic and community hospitals where the majority of EP procedures are performed. We believe these efforts will benefit early-adopting hospitals by reinforcing their reputations as centers of excellence in their local markets in the specialties that benefit from procedures performed with our Sensei system. Additionally, because the EP and interventional cardiology markets have historically been characterized by the rapid adoption of new technologies, we believe our Sensei system is well positioned for adoption by EP labs.

•	Increase use of our Sensei systems and disposable Artisan control catheters. Following the initial placement within a given hospital, we will endeavor to expand the number of physicians who use our Sensei system and work with the hospitals and their physicians to promote patient education about the benefits of procedures performed with our Sensei system. Our goal is to increase usage per system, leading to higher volume sales of our disposable catheter systems and sales of additional Sensei systems at each hospital.

•	Expand potential applications for our Sensei system. Following initial regulatory clearance, we intend to conduct post-marketing studies in order to drive adoption of our technology. We intend to develop relationships and pursue clinical research with leading cardiologists in order to develop and expand the range of clinical applications for our Sensei system in the fields of EP and interventional cardiology. We intend to capitalize on such relationships to apply our Sensei system to areas of unmet need within cardiovascular disease.

•	Leverage the open architecture of our Sensei platform. We believe that our broad compatibility with key imaging and visualization technologies will facilitate adoption of our system in the marketplace. We also believe that adoption of our system will be enhanced because physicians will be able to use existing approved catheters in the lumen of our Artisan control catheter. We plan to collaborate with manufacturers of disposable interventional products and imaging equipment to optimize compatibility with future enhancements of our Sensei system. Further, our open architecture allows us to benefit from third-party development efforts that advance current catheter and imaging technologies.

•	Continue ongoing research and development efforts to broaden our technology platform and extend our leadership. We intend to enhance and maintain our technology leadership with focused research and development efforts. We are developing our proprietary Intellisense force-sensing technology to measure and display the amount of pressure being applied by a catheter at the working tip throughout the procedure. We are also developing our own electromagnetic location sensing technology using technology similar to global positioning satellite, or GPS, navigation technology but scaled for a medical procedure room, which we plan to incorporate into our Sensei system.

      We are currently seeking clearance of our Sensei system and Artisan control catheters from the FDA solely for use to map the heart anatomy. Our business and future growth, however, will depend on the use of our Sensei system in the treatment of atrial fibrillation and other cardiovascular procedures, for which we may seek future clearances or approvals, depending upon regulatory requirements and our understanding of the needs of the physician community. Without such clearance or approval, each of these uses will be considered off-label uses of our Sensei system, and we will be prohibited from labeling or promoting our Sensei system, or training physicians, for such off-label use. Due to these legal constraints, our sales and marketing efforts described above will focus on the general technical attributes and benefits of our Sensei system and its use to map the heart anatomy. As a result of promotional limits based on our labeling and the competitive nature of the market, it is possible that hospitals or physicians will not adopt our Sensei system or use our products.
Clinical Focus

Electrophysiology
      Electrophysiology is the study of electrical impulses through the heart. EP is focused primarily on diagnosing and treating arrhythmias, which are conditions in which electrical impulses within the heart vary from the normal rate or rhythm of a heartbeat. Such conditions may be associated with significant risks. Drug therapies have traditionally been used as initial treatments but they often fail to adequately control the arrhythmia and may have significant side effects. As a result, a significant unmet medical need for long-term solutions persists.
      Severe heart rhythm disturbances were historically treated by highly invasive open chest heart surgery and are therefore typically only performed in conjunction with other procedures unrelated to the arrhythmia such as coronary artery bypass surgery or valve replacement. In such cases, the total procedure cost can range as high as $60,000. While generally very effective, these procedures are extremely traumatic for the patient, and usually require long hospital stays followed by a significant period of convalescence. Minimally invasive surgical procedures for the treatment of severe heart rhythm disturbances, including some which are robotically controlled, were devised to add visualization and instrument control using an endoscope in order to reduce the trauma for the patient. While these minimally invasive surgical techniques have been used for a number of anti-arrhythmic procedures, we believe the results have been mixed and the trauma to the patient and procedure cost remain high.
      Interventional electrophysiology further advanced these surgical procedures in EP labs through visualization provided by real-time x-ray imaging, often enhanced by electro-anatomic mapping and intracardiac ultrasound. These advances enable physicians to insert and navigate catheters into the vasculature or open chambers of the heart to deliver diagnostic and therapeutic technologies.
      In EP mapping and ablation procedures, physicians have traditionally used specialized hand-held catheters. These catheters are manually navigated using a system of mechanical control cables to first map the electrical signals within the patient’s heart and then to ablate the heart tissue to eliminate arrhythmias. Generally, ablation is accomplished by applying radio frequency energy or electrical energy, or freezing the diseased tissue giving rise to the arrhythmia, usually through a catheter which creates a small scar that is incapable of generating or conducting heart arrhythmias. EP procedures have proven highly effective at treating arrhythmias at sites accessible through the vasculature. According to Millennium Research Group, there are more than 410,000 EP procedures for diagnosis and treatment of arrhythmia conducted annually.
      Control of the hand-held devices used in these EP procedures requires significant skill, because navigation in the blood vessels and the chambers of the heart can be difficult. The path that the interventional device must follow to arrive at the treatment site can be complex and tortuous. Existing hand-held devices are limited in their ability to accurately navigate the tip of the mapping and ablation catheter to the treatment site on the heart wall, maintain adequate tissue contact within a beating heart to effect treatment and perform complex ablations within the left atrium of the heart. Physicians using manually-controlled, hand-held devices often utilize a range of different catheters and sheaths in an attempt to find the right device or devices for the procedure being performed. Our Sensei system has been designed to address the challenges associated with the use of current hand-held devices in performing many EP procedures.
      We believe the instinctive robotic control of our Sensei system will provide greater accuracy, stability and control, will shorten and reduce the variability of procedure times and will improve the efficacy of EP procedures, including:

•	General mapping and ablation. A physician typically performs a diagnostic procedure in which the electrical signal patterns of the heart wall are mapped to identify the heart tissue generating the aberrant electrical signals. Mapping allows the physician to measure the timing and strength of the electrical activity. Following the mapping procedure, the physician may then use an ablation catheter to disable the aberrant signal or signal path, restoring the heart to its normal rhythm. In cases where an ablation is anticipated, physicians generally choose an ablation catheter and perform both the mapping and ablation with the same catheter. According to Millennium Research Group, there are more than 250,000 mapping procedures and more than 160,000 ablation procedures performed each year in the United States.

•	Atrial fibrillation. The most common arrhythmia is atrial fibrillation, which is characterized by rapid, disorganized contractions of the heart’s upper chambers, the atria. Atrial fibrillation leads to ineffective pumping of the blood through the heart and significantly increases the risk of stroke. According to the Heart Rhythm Society, over 2.2 million people in the United States currently suffer from atrial fibrillation. Despite wide-spread use of catheters by interventional cardiologists, interventional radiologists and vascular surgeons for the past 10 years, there were only 23,000 ablation treatments of atrial fibrillation performed in the United States in the last several years, according to Pacing and Clinical Electrophysiology. We believe that the number of atrial fibrillation procedures has the potential to grow rapidly if quicker, effective and easier to accomplish interventional treatments are available. We believe that due primarily to the difficulties of accurately controlling the catheter, the efficacy of ablation to treat atrial fibrillation is believed to be only approximately 50% to 75% and the procedure has significant risks, including stroke. As a result, atrial fibrillation ablations are generally only performed by very experienced physicians. We believe that many of the electrophysiologists in the United States do not regularly perform these catheter-based procedures because of their complexity and time-consuming nature. In addition, these procedures often last three to seven hours because of their complexity. The length of these procedures exposes the physician and staff to extensive radiation, requiring them to wear heavy lead vests for many hours at a time.

      The following table summarizes arrhythmias we believe could benefit from use of our Sensei system:

Location and Success
Form of Arrhythmia	Definition	U.S. Prevalence/Incidence	Rate of Ablation Therapy

Atrial Fibrillation (AF)	Rapid, disorganized beating of the upper chambers or atria of the heart. The ventricle or lower chamber of the heart cannot respond to the increased pace, so blood pools in the atria leading to a three to five times increased risk of stroke. Heart failure will eventually occur if AF is left untreated. This arrhythmia may occur intermittently, or it may be permanent.	2.2 million/160,000	In this arrhythmia, the ablation therapy is performed in the left atrium. Since this arrhythmia can arise from multiple electrical sites, the goal is to electrically isolate those sites from the rest of the left atrium, thereby forcing the heart’s normal conduction pathway to take over. Success rates vary from approximately 50% to 75%.
Atrial Flutter	Rapid, but organized and predictable pattern of beating of the atria. As with AF, the ventricles cannot respond to all of the atrial beats, so blood pools in the atria, increasing the risk of stroke.	unknown/200,000	Unlike AF, atrial flutter arises from a single electrical wave that circulates rapidly throughout the right side of the heart. Ablation is used to interrupt this circuit and is successful in approximately 90% of cases.
Atrioventricular Nodal Reentrant Tachycardia (AVNRT)	In AVNRT the abnormal signal begins in the atria and transfers to the atrioventricular node, or AV node. Instead of conducting down to the ventricle, the signal is returned to the atria.	570,000/89,000	In AVNRT, the ablation therapy is performed in the right atrium. Treatment success rate is approximately 95%.

Location and Success
Form of Arrhythmia	Definition	U.S. Prevalence/Incidence	Rate of Ablation Therapy

Ventricular Tachycardia (VT)	Ventricular tachycardia arises from the lower chambers of the heart. It is characterized by heart rates over 100 beats per minute, but heart rates often approach 200 beats per minute. At this rate, very little blood is pumped out of the heart to the brain and other organs. Extremely fast VT can be fatal.	uncertain due to overlap with ventricular fibrillation	Lesions are placed in either the left or right ventricle depending on where the arrhythmia arises. Treatment success rate is approximately 75%.
Wolff-Parkinson-White	An arrhythmia caused by an abnormal bridge of tissue that connects the atria and ventricles of the heart. This accessory pathway allows electrical signals to go back and forth between the atria and the ventricles without passing through the AV node. If the signal travels back and forth, very fast heart rates and life threatening arrhythmias can develop.	up to 3% of the general population/ 200,000	Lesions for this arrhythmia are placed in the right side of the heart. Ablation is the accepted form of curative therapy for symptomatic patients with success rates from approximately 88% to 99%.

Other potential applications in interventional cardiology
      Patent Foramen Ovale. A patent foramen ovale, or PFO, is an abnormal opening in the atrial septum which results in shunting of blood between the atrial chambers. PFOs are believed to be present in as many as 20% of the adult population and there is strong evidence that PFOs are responsible for the occurrence of a type of stroke, known as cryptogenic stroke, which occurs as a result of a blood clot in an otherwise healthy individual. Additionally, there is increasing evidence that the presence of a PFO is in some way related to the occurrence of migraine headache with aura in certain patients. Migraine headaches affect more than 28 million people in the United States alone, according to the Mayo Clinic.
      Historically, closing PFOs has required open heart surgery, a traumatic procedure, requiring significant post-operative recovery. More recently, PFOs have been closed successfully with prosthetic patches that are delivered via catheter-based procedures. These procedures offer a minimally invasive approach, but require that the clinician leave a prosthesis inside the heart to cover and occlude the PFO defect. The presence of foreign material inside the heart can lead to significant complications including infection, thrombus formation leading to stroke, development of cardiac arrhythmias, and dislodgment or migration necessitating surgical removal of the device. In animal studies, we have used our Sensei system to create an inflammatory response with the tip of a transseptal needle threaded through the lumen of our catheter that resulted in secure closure of the PFO. In the future, we believe that our Sensei system, because of the increased control of the catheter tip, may give the clinician the ability to close a PFO without the use of patches or prosthetic material.
      Left Atrial Appendage Occlusion. One of the significant clinical risks associated with atrial rhythm abnormalities is the development of blood clots in the atrial chamber which can result in stroke. The anatomic portion of the left atrium, referred to as the left atrial appendage, or LAA, is particularly susceptible to clot formation. One approach to elimination of the risk of clot formation in the LAA is the use of catheter-based devices that block blood flow and pooling of blood in the LAA, and thereby reduce clotting risk in the atrium. These devices are believed to work well if they are properly positioned and oriented at the opening of the LAA, however, placement can be exceedingly challenging with conventional catheter techniques. We believe that our Sensei system may simplify the process of delivering these devices, enabling their widespread use.
      Biventricular Lead Placement. Pacemakers have been used in cardiology for many years to treat rhythm abnormalities and improve cardiac function. More recently, many physicians have concluded that pacing of both ventricles of the heart in synchrony is, in many patients, more effective than pacing one ventricular location. This technique requires that one of the pacing leads be positioned at an optimal location in the wall of the left ventricle. In order to deliver the left ventricular lead, cardiologists often use a catheter based approach that delivers the pacing lead by introducing a cannula or tube into the coronary sinus, a vein that runs along the outside of the heart. Navigating this coronary sinus vein requires significant catheter manipulation, and also requires stability of the catheter tip when the proper anatomic location is reached. We believe that our Sensei system may be able to simplify the placement of biventricular leads in their optimal location, particularly for physicians with limited experience with this technique.
      Chronic Total Occlusion. Chronic total occlusions, or CTOs, refer to lesions of the coronary vasculature system that completely block the lumen of a coronary artery, and prevent blood from passing by the lesion’s location. Cardiologists encounter CTO lesions in approximately 10% to 20% of their interventional cases for coronary disease. These occlusions create inadequate blood flow to the region of the heart that derives its blood from the occluded artery, and forces the affected region to survive based on collateral circulation from other vessels. Unlike partial occlusions, CTOs are difficult to pass a catheter or guide wire through because of the lack of any central lumen in the artery. As a result, conventional therapy of balloon dilation and stent placement is often impossible to perform, and the arterial lesion may be left untreated. Many specialized devices have been developed to try to cannulate through the center of a CTO lesion. However, procedures using these devices are often lengthy and are associated with significant complications and unsuccessful outcomes due to calcification of the lesion or inability to navigate the catheter tip through the center of the artery. We believe that our Sensei system, because of the ability to accurately control and stabilize the tip of the catheter as it is advanced, may be able to simplify the crossing of CTOs, significantly lowering procedure times and improving outcomes in these procedures.
      Ventricular Injection Therapy. Many chronic heart conditions lead to progressive deterioration in heart function, often resulting in a debilitating and eventually fatal disease referred to as congestive heart failure, or CHF. In CHF, the heart muscle becomes less efficient, the chambers of the heart begin to dilate and cardiac function tends to deteriorate. As the heart muscle becomes weaker, the heart has to work harder to pump an adequate amount of blood. The harder the heart works, the more damage is done to its structure and function. Clinicians treat CHF with a variety of drugs that decrease blood volume and increase contractility of the heart muscle. However, there is increasing investigation into techniques which attempt to repair the muscle cells that have been damaged through the direct injection of growth factors or healthy cells themselves into injured muscle. These techniques have shown some ability to replace damaged muscle but often demand the precise control of a needle injector inside the heart. We believe that our Sensei system may be able to provide a very efficient means for more easily performing ventricular injection at the specific locations where clinicians desire to deliver drugs and cell therapies.
      Valve Repair. Heart valve disease is a common disorder which affects millions of patients and is characterized by a progressive deterioration of one or more of the heart’s valvular mechanisms. Repair of heart valves has historically been accomplished by open heart surgery. Although often very successful in improving valve function, surgery of heart valves is associated with a risk of death and even if successful requires a long post-operative recovery. As a result, cardiologists tend to wait as long as possible before resorting to surgery in patients with deteriorating valve function. There is increasing interest in treating valve disease with less invasive means in order to enable treatment earlier in the disease and potentially slow or stop the progression of heart failure. In recent years, catheter-based procedures have been developed to repair valves in a surgical manner. We believe that as these procedures develop, physicians will require a new generation of catheters that can be used like surgical tools and which can be precisely controlled. As a result, we believe that we can lead the development of a new generation of procedures in cardiac valve intervention as an alternative to conventional cardiac surgery, potentially offering a safer and more cost-effective approach to the early treatment of heart valve disease.
      Even if the FDA grants 510(k) clearance for the use of the Sensei system in mapping heart anatomy, we will not be able to label or promote the Sensei system or train physicians in its use for any of the above applications unless separate clearance or approval from the FDA is obtained.
Research and Development
      As of September 30, 2006, our research and development team consisted of 73 people. We have assembled an experienced team with recognized expertise in robotics, mechanical and electrical engineering, software, control algorithms, systems integration and disposable device design, as well as significant clinical knowledge and expertise.
      Our research and development efforts are focused in four major areas:

•	continuing to enhance the capabilities of our existing Sensei system through ongoing product and software development;

•	developing new capabilities for our Sensei system;

•	designing new proprietary disposable interventional devices for use with our system; and

•	developing new applications for our technology and related additions to our Sensei system, new control catheters, or integration with other imaging or other modalities. Development of new applications may also require future clinical studies.
      Our research and development team works independently and with other manufactures of EP lab equipment to integrate our open architecture platform with key imaging, location sensing and information systems in the EP labs. We have also collaborated with a number of highly regarded electrophysiologists and cardiologists in key clinical areas.
      To date, we have conducted mapping and ablation procedures using our Sensei system on 63 human patients in Europe. Approximately 90% of these procedures involved a combination of mapping and ablation. We have experienced three adverse events in these procedures, none of which we believe were directly related to the use of the Sensei system. The FDA has requested, and we intend to continue to provide, data collected from these procedures in support of our 510(k) submission for the Sensei system.
      We have historically spent a significant portion of our capital resources on research and development. Our research and development expenses were $2.4 million in 2003, $5.2 million in 2004, $17.3 million in 2005 and $12.1 million in the nine months ended September 30, 2006.
Sales and Marketing
      We plan to market our products in the United States and sell through a direct sales force, supported by clinical account managers who will provide training, clinical support and other services to our customers. We have no experience as a company in the marketing, sale and distribution of our products. We plan to develop our own sales force, which can be expensive and time consuming and could delay the success of any product launch. Outside of the United States, we plan to primarily use distributors to sell and support our products, with some direct sales efforts in major countries.
      We believe our sales and marketing process will have two important steps: selling systems directly to the customer, and leveraging our installed base of systems to drive recurring sales of disposable interventional devices, software and services.

      We expect that the customers we will target for initial sales will fall into three broad categories:

•	leading academic institutions with physician thought leaders who are interested in performing complex new procedures enabled by our system;

•	high-volume non-academic institutions interested in the benefits of our system; and

•	medium and low volume regional centers that are competing intensely for patients, attempting to minimize referrals of complex cases to other centers and focusing on gaining market share in their regional markets.
      Following the initial placement within a given hospital, we will endeavor to expand the number of physicians who use our Sensei system and work with the hospitals and their physicians to promote patient education about the benefits of procedures performed with our Sensei system. We believe these efforts will benefit early-adopting hospitals by increasing their market share in the procedures and specialties that benefit from procedures performed with our Sensei system. We expect these efforts to increase demand for our disposable products among hospitals, physicians and referring physicians.
      Sales of medical capital equipment generally follow a staged sales process that includes the following:

•	generating initial customer interest;

•	gaining commitment from the customer, which often involves a formal written proposal;

•	helping the customer secure formal budget approval for the system purchase;

•	receiving a formal purchase order from the customer after its approval process is complete and after sales terms have been agreed upon; and

•	installation of the system at the customer’s site and providing physician and staff training so it is used properly.
      Our system utilizes proprietary control catheters, as well as software tailored to specific clinical applications. After a system is installed, we plan to provide ongoing training and clinical support in order to increase customers’ familiarity with system features and benefits, and thereby increase usage. More frequent usage will result in increased consumption of our disposable Artisan control catheters. While a basic one-year warranty is expected to be included with each system, we believe that service contracts providing for enhanced levels of support and service beyond the basic warranty could become an important additional source of revenue.
      We expect that our relationships with physician thought leaders in the field of electrophysiology will be an important element of our selling efforts. These relationships are often built around research collaborations that enable us to better understand and articulate the most useful features and benefits of our system as well as to develop new solutions to long-standing challenges in interventional electrophysiology. We will continue to provide support for and collaborate with highly regarded physicians in order to accelerate market awareness and adoption of our systems.
Customer Service and Support
      In the United States, we plan to build an infrastructure for direct, technical support activities, including a call center, field service engineers and service parts logistics and delivery. This infrastructure will provide a single point of contact for the customer and enable us to provide training and backup technical support to the customer. Our backup technical support will include a combination of online, telephone and onsite technical assistance services available 12 hours a day, seven days a week. We plan to offer several different levels of support to our customers, including basic hardware and software maintenance, extended software maintenance and rapid response capability for both parts and service.

Manufacturing
      To date, we have completed limited manufacturing of our Sensei systems and disposable catheter products to support clinical testing and validation of our systems. We have never manufactured our products in commercial quantity. We rely on third parties for the manufacture of certain components of our Sensei system, some of which are single sourced. We may not be able to quickly establish additional or replacement suppliers for our single-source components, especially after our products are commercialized, in part because of the FDA clearance process and because of the custom nature of the parts we design. Any supply interruption for any of these components could limit our ability to manufacture our products, which could have a material adverse effect on our business.
      We do not have experience in manufacturing, assembling or testing our products on a commercial scale. In order to produce our Sensei system and disposable Artisan control catheters in quantities sufficient to meet our anticipated market demand we will need to increase our manufacturing capacity by a significant factor over the current level. There are technical challenges to increasing manufacturing capacity, including equipment design and automation, material procurement, problems with production yields and quality control and assurance. Developing commercial scale manufacturing facilities will require the investment of substantial funds and the hiring and retaining of additional management and technical personnel who have the necessary manufacturing experience. We may not successfully complete any required increase in manufacturing capacity on a timely basis or at all.
      Lead times for materials and components ordered by us and our contract manufacturers vary and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. We and our contract manufacturers acquire materials, complete standard subassemblies and assemble fully configured systems based on sales forecasts. If orders do not match forecasts, we and our contract manufacturers may have excess or inadequate inventory of materials and components.

The Sensei system
      Our Sensei system incorporates a number of custom parts and components that we have designed and which are manufactured to our specifications by third parties. Our manufacturing strategy for our Sensei system is to assemble some critical subsystems in-house while outsourcing less critical subsystems, and to complete the final assembly and testing of those components in-house in order to control quality. Approximately 8,000 square feet of our current manufacturing facility is dedicated to systems assembly, testing and inspection.

Artisan control catheter and sheath assembly
      Our Artisan control catheters consist almost entirely of custom parts which we have designed and are manufactured to our specifications. We assemble the Artisan control catheters in-house to control quality. We outsource the manufacture of other disposable products, including the transseptal puncture needle and sterile drapes used with our system in EP procedures. We also manufacture prototype disposables to facilitate future product development. We have approximately 5,000 square feet allocated to disposables manufacturing, assembly, testing and inspection in our current manufacturing facility.

Software
      We develop the software components of our Sensei system, including control and application software, both internally and with integrated modules which we purchase or license from third parties. We perform final testing of software products in-house prior to commercial release.

Regulatory framework
      Our manufacturing facilities operate under processes designed to meet the FDA’s requirements under the Quality System Regulation, or QSR. To date, the FDA has not inspected our manufacturing facility for regulatory compliance. Our existing facility passed a European regulatory agency audit in 2006 and it was determined that we are in compliance with the requirements of ISO 13485. We expect that a formal certification from the ISO Registrar will be issued shortly stating that we were found to be compliant. If we fail to achieve compliance with the FDA requirements or maintain ISO 13485 standards, we may be required to cease all or part of our manufacturing operations for some period of time until we can demonstrate that appropriate steps have been taken to comply with such standards.
      Our manufacturing facility will also be subject to the licensing requirements of the California Department of Health Services. Our facility will need to be inspected and licensed by the California Department of Health Services and once licensed, will be subject to re-inspection at any time. Failure to obtain and maintain a license from the California Department of Health Services or to meet the inspection criteria of the California Department of Health Services would disrupt our manufacturing processes. If an inspection by the California Department of Health Services indicates that there are deficiencies in our manufacturing process, we could be required to take remedial actions at potentially significant expense, and our facility may be temporarily or permanently closed.

Force Dimension Development and Supply Agreement
      On November 9, 2004, we entered into a Development and Supply Agreement with Force Dimension Sàrl, a Swiss limited liability company. Pursuant to the terms of the agreement, Force Dimension will manufacture and supply to us specially-configured motion controllers in accordance with a predefined pricing matrix, and will not collaborate with or license its technology to any other company in the field of steerable medical device systems, devices, and related procedures, with specific exception for specified robotically-oriented needle systems, and medical systems outside the human body, for a period of three years after the effective date of the agreement. We may terminate the agreement for any reason upon 30 days notice to Force Dimension, provided that we will remain obligated to purchase all delivered and ordered master input devices at the time of such termination. Either party may terminate the agreement for a material breach by the other party if the material breach is not cured within 90 days of notice of the material breach. Force Dimension is a single-source supplier for the motion controllers in our Sensei system.
Reimbursement
      Once we obtain FDA clearance or approval for our products and begin to market them, we anticipate that third-party payors will reimburse hospitals and physicians under existing billing codes for the vast majority of the procedures that would use our products. We expect that healthcare facilities in the United States will bill various third-party payors, such as Medicare, Medicaid, other governmental programs and private insurers, for services performed using our products. We believe that procedures targeted for use with our products are generally already reimbursable under governmental programs and most private plans. The coding classification of physician services is established by the American Medical Association under the Current Procedural Terminology, or CPT, coding system. Currently there is a CPT code for mapping arrhythmias and a separate CPT code for combination mapping/ablation procedures. Accordingly, we believe providers in the United States will generally not be required to obtain new billing authorizations or codes in order to be compensated for performing medically necessary procedures using our products on insured patients. We cannot be certain that coverage and reimbursement policies of third-party payors will not change in the future with respect to some or all of the procedures that would use the Sensei system.
      We believe that physicians may elect to use products we sell for off-label indications, including, for example, for procedures to treat atrial fibrillation. Currently there are no products approved or cleared by the FDA for ablation procedures to treat cardiac arrhythmias such as atrial fibrillation. We believe, however, that both physicians and hospitals are currently reimbursed for these and certain other procedures even when the procedures are performed off-label using other manufacturers’ products. Accordingly, we believe that physicians and hospitals will be reimbursed for off-label use of our Sensei system. We cannot be certain, however, that third-party payors will continue to provide coverage or reimbursement to physicians and hospitals for off-label use of products to treat atrial fibrillation or any other procedures. In addition, we cannot be certain that third-party payors will not require us to provide additional extensive clinical support showing the efficacy and cost effectiveness of off-label uses of our products before providing coverage and reimbursement for such procedures.
      Future legislation, regulation or coverage and reimbursement policies of third-party payors may adversely affect the demand for our products currently under development and limit our ability to profitably sell our products. For example, under recent regulatory changes to the methodology for calculating payments for current inpatient procedures in certain hospitals, Medicare payment rates for surgical and cardiac procedures have been decreased, including those procedures targeted for use of our products. The reductions are to be transitioned over the next three years, beginning in fiscal year 2007. The Centers for Medicare and Medicaid Services, or CMS, responsible for administering the Medicare program, also indicated it will begin to move forward with developing revised reimbursement codes that better reflect the severity of patients’ conditions in the hospital inpatient prospective payment system for fiscal year 2008. It is unclear whether the changes in the reimbursement codes will result in further reduction in payments for cardiac procedures that would use our products.
Intellectual Property
      Since our inception, our strategy has been to patent the technology, inventions and improvements that we consider important to the development of our business and technology. Our intellectual property portfolio, including patents and patent applications that we own or license, covers key aspects of our Sensei system and Artisan catheter products, as well as other technology that we have under development. As a result, we believe that we are building an extensive intellectual property portfolio to protect the fundamental scope of our technology, including our robotic technology, navigational methods, procedures, systems, disposable interventional devices and our three dimensional integration technology. As of September 30, 2006, we had 10 issued U.S. patents and approximately 40 pending U.S. patent applications, one granted European patent and more than a dozen pending foreign applications. We also share the rights to approximately 200 issued U.S. patents, approximately 60 pending U.S. patent applications and approximately 90 pending or granted foreign applications under the cross license agreement with Intuitive. We also have a number of invention disclosures under consideration and several new patent applications that are being prepared for filing, and we continue to gain the benefit of certain new patent applications and patents by virtue of the cross license agreement with Intuitive. Accordingly, we anticipate that the number of pending patent applications and patents in our portfolio will increase.
      In addition to our existing patent coverage that we expect to build upon, we believe it would be technically difficult and costly to reverse engineer our products and technology. Further, we have developed substantial know-how in robotic design and robotic instrument control which we maintain as trade secrets or copyrighted software.
      Successfully commercializing our Sensei system, and any other products we may develop, will depend in part on our not infringing patents held by third parties. It is possible that one or more of our products, including those that we have developed in conjunction with third parties, infringes existing patents. For example, we recently received a letter from a third party alleging that certain aspects of our Sensei system may infringe an issued U.S. patent for remote control catheterization. While we do not believe that the Sensei system infringes this patent, there can be no assurance that the third party will not take further action, such as filing a patent infringement lawsuit, including a request for injunctive relief, to bar the manufacture and sale of our Sensei system in the United States.
      We have applied for trademark registration of, or claim trademark rights in, “Hansen Medical” “Sensei,” “Artisan,” “Intellisense,” “Elite,” “Hansen Artisan,” “Hansen Elite,” as well as the Hansen Medical “heart design” logo, whether standing alone or in connection with the words “Hansen Medical.”

Cross License Agreement with Intuitive Surgical
      On September 1, 2005, we entered into a cross license agreement with Intuitive. Pursuant to this agreement, Intuitive granted us a co-exclusive, worldwide license in the field of intravascular approaches for the diagnosis and treatment of cardiovascular, neurovascular and peripheral vascular diseases. In return, we granted Intuitive a co-exclusive, worldwide license in the fields of endoscopic, laparoscopic, thoracoscopic or open diagnosis and/or surgical procedures, including endoluminal applications in gastrointestinal, respiratory, ear, nose and throat, urologic and gynecologic surgery. These licenses cover our and Intuitive’s patents and patent applications that were filed on or prior to the date of the agreement, as well as later filed divisionals, continuations and continuations in part with respect to the matters that were part of the original patents and patent applications as of the date of the agreement, but not any other later-filed patents and patent applications. In addition, these licenses cover all trade secrets and other know-how that we and Intuitive disclosed to each other prior to the date of the agreement. Each party retained full rights to practice its own technology for all purposes. As consideration for the licenses granted by Intuitive, we issued 125,000 shares of our Series B preferred stock to Intuitive, and we will owe royalties to Intuitive on certain future product sales. We may also be required to pay Intuitive annual minimum royalties. We will not receive any royalties or other compensation from Intuitive under the agreement.
      Each party has agreed not to engage in activities outside its licensed field that, to its knowledge, would infringe the other party’s licensed patents. Although we believe that there are opportunities for us to operate outside the licensed field of use without the use of the Intuitive patent portfolio, there can be no assurance that Intuitive will not assert that we are infringing on their patents outside the licensed field of use. Any disputes regarding a party’s potential infringement of the other party’s licensed patents that cannot be resolved through discussions between the parties will be settled by litigation. If such litigation results in a judgment of infringement that cannot be appealed and the infringing party fails to cease such infringement within a specified cure period, the non-infringing party will have the right to terminate the agreement. The parties have also agreed on a procedure under which either party may, but is not obligated to, ask an arbitration panel to make a binding determination as to whether or not a new product being developed by such party would, if commercialized outside such party’s licensed field, infringe any issued patents of the other party.
      The agreement may be terminated by either party for bankruptcy of the other party. We also have the right to terminate the agreement at any time on or after March 1, 2018, and if we exercise this termination right, the licenses granted to us by Intuitive will terminate, but the licenses granted by us to Intuitive will survive. Neither party is permitted to terminate the agreement based on a breach by the other party, except in the event of the other party’s failure to cease infringing activity as described above or to remedy a significant payment default that has been established through a court judgment that cannot be appealed. If a party terminates the agreement for one of these types of breaches, the licenses granted by this party will terminate, but the licenses granted to this party will survive. In the absence of any early termination, the agreement will expire upon the expiration of the last to expire of the patents licensed under the agreement.

License Agreement with Mitsubishi Electric Research Laboratories
      On March 7, 2003, we entered into a License Agreement with Mitsubishi Electric Research Laboratories, Inc., or MERL. Pursuant to this agreement, we obtained an exclusive, worldwide license to certain MERL patents and related know-how for use in the field of therapeutic or diagnostic vascular or endoluminal intervention involving robotics, automation or telemanipulation. In consideration for such license, we issued 9,375 shares of our common stock to MERL, and we will owe commercialization milestones as well as minimum royalties and royalties on certain future product sales, subject to an annual royalty cap. Under the agreement, we are obligated to use reasonable commercial efforts to commercialize royalty-bearing products. The agreement may be terminated by MERL in the event of an uncured material breach by us. In addition, we can terminate the agreement for any reason with advanced written notice to MERL.
Competition
      The markets for medical devices are intensely competitive and are characterized by rapid technological advances, frequent new product introductions, evolving industry standards and price erosion.

      We believe that the principal competitive factors in our market include:

•	safety, efficacy and high-quality performance of products;

•	integration with a three-dimensional visualization methodology;

•	ease of use and comfort for the physician;

•	cost of products and eligibility for coverage and reimbursement;

•	procedure times and improved clinical outcomes for patients;

•	effective sales, marketing and distribution;

•	brand awareness and strong acceptance by healthcare professionals and patients;

•	training, service and support and comprehensive education for patients and physicians; and

•	intellectual property leadership and superiority.
      We consider our primary competition in electrophysiology, our first targeted market, to be in the following areas:

•	Drug therapies. Drug therapy is currently considered the first line treatment for electrophysiological conditions such as atrial fibrillation. As a result, physicians typically attempt to treat these conditions with drugs designed to control heart rate and heart rhythm before indicating interventional procedures. Among atrial fibrillation patients, approximately half respond to drug therapies and, as a result, are not considered candidates for interventional treatment. Therefore, we face competition with the companies who currently market or are developing drugs or gene therapies to treat electrophysiological conditions such as atrial fibrillation. We are not currently aware of drug therapies under development that have the potential to improve the success rate of drug treatment for electrophysiological conditions such as atrial fibrillation. However, to the extent that more effective drug therapies are developed and approved for use in treating these conditions, we will face increased competition.

•	Existing manual catheter-based interventional techniques. The vast majority of interventional EP procedures performed today are performed with several types of hand-held catheters. These products evolve rapidly, and their manufacturers are constantly attempting to make them easier to use or more efficacious in performing procedures.

•	Minimally invasive surgical procedures. A number of manufacturers are attempting to market devices that access the heart through an endoscopic surgical technique called thoracoscopy to treat atrial fibrillation. While less invasive than open surgery, these still require a surgical incision and general anesthesia, and therefore are more traumatic to the patient than an interventional EP procedure.

•	Magnetic guidance systems for steering catheters. Stereotaxis, Inc. markets a system that has been on the market in the United States and in Europe since 2003 and that uses magnets to control the working tip of catheters and other control catheters during interventional EP and other procedures. Because the system was introduced prior to our Sensei system and has a significant installed base, we believe it currently leads the market for guidance systems for controlling the working tip of catheters and catheter-based technologies.

•	New approaches. We expect to face competition from companies that are developing new approaches and products for use in interventional procedures. Some of these companies may attempt to use robotic techniques to compete directly with us. Many of these companies have an established presence in the field of interventional cardiology, including the major imaging, capital equipment and disposables companies that are currently selling products in the EP lab.
      For applications outside of EP, we expect to face similarly intense competition. The use of catheters and catheter-based technologies is common for a broad range of interventional procedures in cardiology and in other medical specialties. Other companies may market guidance systems for use outside of EP. In addition, we believe that Intuitive is developing a system to guide flexible medical devices in fields such as urology, gynecology, gastrointestinal disease, and other medical fields outside of cardiology. While they may not use our patents in EP and cardiology procedures, Intuitive may attempt to compete directly with us in EP and cardiology, the markets we plan to initially target. We also face competition from large medical device companies that have significantly greater financial and human resources for product development, sales and marketing, and patent litigation. Large medical device companies such as Johnson & Johnson, St. Jude Medical, Boston Scientific and others, as well as a variety of smaller innovative companies, are also expected to be targeting the EP, cardiology and endoluminal markets for guiding flexible medical devices.
Government Regulation
      The healthcare industry, and thus our business, is subject to extensive federal, state, local and foreign regulation. Some of the pertinent laws have not been definitively interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. In addition, these laws and their interpretations are subject to change.
      Both federal and state governmental agencies continue to subject the healthcare industry to intense regulatory scrutiny, including heightened civil and criminal enforcement efforts. As indicated by work plans and reports issued by these agencies, the federal government will continue to scrutinize, among other things, the billing practices of healthcare providers and the marketing of healthcare products. The federal government also has increased funding in recent years to fight healthcare fraud, and various agencies, such as the U.S. Department of Justice, the Office of Inspector General of the Department of Health and Human Services, or OIG, and state Medicaid fraud control units, are coordinating their enforcement efforts.
      We believe that we have structured our business operations and relationships with our customers to comply with all applicable legal requirements. However, it is possible that governmental entities or other third parties could interpret these laws differently and assert otherwise. We discuss below the statutes and regulations that are most relevant to our business and most frequently cited in enforcement actions.

U.S. Food and Drug Administration Regulation
      The FDA strictly regulates medical devices under the authority of the Federal Food, Drug and Cosmetic Act, or FFDCA, and the regulations promulgated under the FFDCA. The FFDCA and the implementing regulations govern, among other things, the following activities relating to our medical devices: preclinical and clinical testing, design, manufacture, safety, efficacy, labeling, storage, record keeping, sales and distribution, postmarket adverse event reporting, and advertising and promotion.
      Our medical devices are categorized under the statutory framework described in the FFDCA. This framework is a risk-based system that classifies medical devices into three classes from lowest risk (Class I) to highest risk (Class III). In general, Class I and II devices are either exempt from the need for FDA premarket clearance or require premarket clearance through a premarket notification, or 510(k), process. Class II devices may be subject to special controls such as performance standards and FDA guidelines that are not applied to Class I devices. Class III devices require FDA approval of a premarket application, or PMA, prior to commercial distribution. Devices may be placed in Class III if they are life-sustaining, life-supporting or implantable devices, or are new devices deemed not substantially equivalent to a previously 510(k)-cleared Class I or Class II device or to a preamendment Class III device (i.e., in commercial distribution before May 28, 1976) for which PMAs have not been called.
      If U.S. clinical data is required to support one of our marketing applications, generally, an investigational device exemption, or IDE, will need to be assembled and submitted to the FDA. The FDA reviews and must approve an IDE before a study may begin in the United States. In addition, the study must be approved by an Institutional Review Board, or IRB, for each clinical site. When all approvals are obtained, the study may be initiated to evaluate the device. The FDA, and the IRB at each institution at which a clinical trial is being performed, may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk. All clinical studies of investigational devices must be conducted in compliance with FDA’s extensive requirements. During a study, we would be required to comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting, record keeping and prohibitions on the promotion of investigational devices or making safety or efficacy claims for them. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with all reporting and record keeping requirements. Following completion of a study, we would need to collect, analyze and present the data in an appropriate submission to the FDA, either a 510(k) premarket notification or a PMA.
      In the 510(k) process, the FDA reviews a premarket notification and determines whether or not a proposed device is “substantially equivalent” to a “predicate device.” In making this determination, the FDA compares the proposed device to the predicate device. If the two devices are comparable in intended use and safety and effectiveness, the device may be cleared for marketing. The FDA’s 510(k) clearance pathway usually takes from four to 12 months, but it can last longer and clearance is never guaranteed. In reviewing a premarket notification, the FDA may request additional information, including clinical data. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require PMA approval. The FDA requires each manufacturer to make this determination in the first instance, but the agency can review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained. Also, the manufacturer may be subject to significant regulatory fines or penalties.
      The PMA approval pathway requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. The PMA approval pathway is much more costly, lengthy and uncertain. In the PMA process, the FDA examines detailed data relating to the safety and effectiveness of the device. This information includes design, development, manufacture, labeling, advertising, preclinical testing and clinical study data. Prior to approving the PMA, the FDA will conduct an inspection of the manufacturing facilities and the clinical sites where the supporting study was conducted. The facility inspection evaluates the company’s compliance with the Quality System Regulation, or QSR, which impose elaborate testing, control, documentation and other quality assurance procedures in the manufacturing process. An inspection of clinical sites evaluates compliance with the IDE requirements. Typically, the FDA will convene an advisory panel meeting to seek review of the data presented in the PMA. The panel’s recommendation is given great weight, but is not dispositive of the agency’s decision. If the FDA’s evaluation is favorable, the PMA is approved, and the device may be marketed in the United States. The FDA may approve the PMA with postapproval conditions intended to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale and distribution. Failure to comply with the conditions of approval can result in material adverse enforcement action, including the loss or withdrawal of the approval. Even after approval of a PMA, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling or its manufacturing process. Supplements to a PMA often require the submission of the same type of information required for an original PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA.
      At present, the FDA has not cleared or approved our system for any use. We are seeking 510(k) clearance of our Sensei system and Artisan control catheters for use in mapping the heart anatomy. Our first premarket notification was submitted in December 2003. The FDA rejected it in February 2005 on the grounds that our device was not substantially equivalent to the identified predicate devices. After further discussion with the FDA, in September 2005 we submitted a second 510(k) premarket notification, to which the FDA responded in November 2005 with a letter requesting additional information and setting forth questions that required responses in order to complete their review. In this letter, the FDA identified several deficiencies, including a lack of data addressing certain safety concerns regarding the use of our device with guidewires and its use with catheters different from those specified in our pending 510(k) premarket notification. In subsequent oral communications, the FDA indicated that significant clinical data would be required in order to clear our device for use with ablation catheters, but such clinical data would not be required if we chose to limit the indicated use for the device to use with two specific mapping catheters. In March 2006, we revised our proposed label to limit use with two specified mapping catheters. We also provided supplemental data and information to support our 510(k) premarket notification. In April 2006, the FDA issued a letter identifying deficiencies that must be resolved before the FDA could clear our 510(k) premarket notification. In June 2006, we submitted a response with additional data and information intended to address the remaining deficiencies. In September 2006, we received a letter from the FDA requesting additional information, to which we are in the process of responding. None of our submissions to date have provided the FDA with clinical data generated in the United States, although we have provided animal studies and some clinical data gathered outside the United States. Based on the FDA’s recent letter requesting additional information and our recent discussions with the FDA, we are commencing a 20 patient prospective observational study in Europe with a short-term follow up period. We intend to use the data from this study to support our U.S. submission for 510(k) clearance. We also intend to continue to provide data collected from our 63 procedures already performed to the FDA in support of our 510(K) submission.
      The data the FDA requires may vary depending upon the intended use of a device. The FDA has indicated that if our labeling and promotion is limited to use of our Sensei system to guide catheters that map heart anatomy, and if their other concerns are resolved, then significant clinical data beyond our 20 patient prospective observational study and the data from our 63 procedures may not be required to support 510(k) clearance. We cannot assure you that the FDA will not require additional clinical data to support 510(k) clearance for mapping heart anatomy or the FDA will clear our device for this indication. Under the FFDCA, moreover, if the FDA determines that a particular off-label use is likely to occur and that such use could cause harm, the FDA has the authority to require a statement in the labeling that provides appropriate information about the off-label use, including a contraindication or warning against use of the device for such purpose. For instance, the FDA could require as a condition of 510(k) clearance that our Sensei system labeling specifically contraindicate the device for use in cardiac ablation procedures. We cannot assure you that the FDA will grant 510(k) clearance to our Sensei system and disposable Artisan control catheters for mapping the heart anatomy on a timely basis, or that the FDA will not require us to submit additional clinical data as part of the 510(k) process, or even deny 510(k) clearance and require us to seek PMA approval.
      Companies are prohibited from promoting FDA-approved or cleared products for off-label uses. Accordingly, we may not market or promote our Sensei system for any off-label use. For example, if we obtain 510(k) clearance for the use of our system in mapping heart anatomy with two specified mapping catheters, we will not be permitted to promote our system for use with any other mapping catheter or in any other procedure, including ablation procedures. The FDA has specifically indicated that the commercial distribution of these devices for use in ablation procedures will require us to obtain a new 510(k) clearance or PMA approval with significant clinical data. We anticipate that physicians will use our devices off-label for these indications within their practice of medicine. We expect to engage in medical education activities relating to the use of our Sensei system to guide catheters for cardiac ablation procedures that, if conducted in accordance with FDA guidelines and policies, we believe would not constitute off-label promotion. The guidelines and policies are subject to varying and evolving interpretations, however, and the FDA could disagree that our activities comply with applicable restrictions against off-label promotion.

      After a device is placed on the market, regardless of the classification or premarket pathway, significant regulatory requirements apply. These include:

•	establishing registration and device listings with the FDA;

•	the QSR, which requires manufacturers, including third-party or contract manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of manufacturing;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label uses, and other requirements related to promotional activities;

•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur; and

•	corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FFDCA that may present a risk to health.
      A Class III device may have significant additional obligations imposed in its conditions of approval.
      We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. Furthermore, later discovery of previously unknown problems with our Sensei system, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including withdrawal of the product from the market or voluntary or mandatory recalls. Non-compliance with applicable FDA requirements can result in, among other things, public warning letters; fines and penalties; injunctions preventing us from manufacturing or selling our products; civil or criminal charges; delays in the clearance or approval of our products; recalls, detention or seizure of our products; or withdrawals or denials of approvals or clearances for our products. The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by us. In the event that one of our suppliers fails to maintain compliance with our quality requirements, we may have to qualify a new supplier and could experience manufacturing delays as a result.

Foreign Regulation
      In order for us to market our products in other countries, we must obtain regulatory approvals and comply with extensive safety and quality regulations in other countries. These regulations, including the requirements for approvals or clearance and the time required for regulatory review, vary from country to country. Failure to obtain regulatory approval in any foreign country in which we plan to market our products may harm our ability to generate revenue and harm our business.
      The primary regulatory environment in Europe is that of the European Union, which consists of 25 countries encompassing most of the major countries in Europe. The European Union requires that manufacturers of medical products obtain the right to affix the CE mark to their products before selling them in member countries of the European Union. The CE mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the right to affix the CE mark to products, a manufacturer must obtain certification that its processes meet certain European quality standards. Compliance with the Medical Device Directive, as certified by a recognized European Notified Body, permits the manufacturer to affix the CE mark on its products and commercially distribute those products throughout the European Union.
      In September 2006, we received the CE mark for the sale of our Sensei system, and expect to obtain CE mark status for our Artisan control catheter in the first quarter of 2007 which would allow us to market our system for ablation procedures in Europe. If we modify existing products or develop new products in the future, including new devices, we will need to apply for permission to affix the CE mark to such products. We will be subject to regulatory audits, currently conducted biannually, in order to maintain any CE mark permissions we have already obtained. We cannot be certain that we will be able to obtain permission to affix the CE mark for new or modified products or that we will continue to meet the quality and safety standards required to maintain the permissions we have already received. If we are unable to maintain permission to affix the CE mark to our products, we will no longer be able to sell our products in member countries of the European Union. We will evaluate regulatory approval in other foreign countries on an opportunistic basis.

Anti-Kickback Statutes and Federal False Claims Act
      The federal healthcare program Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. The definition of “remuneration” has been broadly interpreted to include anything of value, including for example gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash and waivers of payments. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. In addition, some kickback allegations have been claimed to violate the Federal False Claims Act, discussed in more detail below.
      The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, Congress authorized the OIG to issue a series of regulations, known as the “safe harbors” which it did, beginning in July of 1991. These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG.
      Many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.
      Government officials have focused their enforcement efforts on marketing of healthcare services and products, among other activities, and recently have brought cases against sales personnel who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business. As part of our compliance program, we plan to review our sales contracts and marketing materials to assure compliance with the Anti-Kickback Statute and similar state laws, and will inform employees and marketing representatives of the Anti-Kickback Statute and their obligations thereunder. However, we cannot rule out the possibility that the government or other third parties could interpret these laws differently and assert otherwise.
      Another trend affecting the healthcare industry is the increased use of the False Claims Act and, in particular, actions under the False Claims Act’s “whistleblower” or “qui tam” provisions. Those provisions allow a private individual to bring actions on behalf of the government alleging that the defendant has defrauded the federal government. In recent years, the number of suits brought against healthcare providers by private individuals has increased dramatically. In addition, various states have enacted laws modeled after the False Claims Act.
      When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 to

$11,000 for each separate false claim. There are many potential bases for liability under the False Claims Act. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. The False Claims Act has been used to assert liability on the basis of inadequate care, improper referrals, and improper use of Medicare numbers when detailing the provider of services, in addition to the more predictable allegations as to misrepresentations with respect to the services rendered. We are unable to predict whether we could be subject to actions under the False Claims Act, or the impact of such actions. However, the costs of defending claims under the False Claims Act, as well as sanctions imposed under the Act, could significantly affect our financial performance.
      Our future activities relating to the reporting of wholesale or estimated retail prices for our products, the reporting of discount and rebate information and other information affecting federal, state and third-party reimbursement of our products, and the sale and marketing of our products, may be subject to scrutiny under these laws. In addition, companies have been prosecuted under the False Claims Act in connection with alleged off-label promotion of products.

Health Insurance Portability and Accountability Act of 1996
      The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.
      In addition to creating the two new federal healthcare crimes, HIPAA also establishes uniform standards governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by healthcare providers, health plans and healthcare clearinghouses. Three standards have been promulgated under HIPAA: the Standards for Privacy of Individually Identifiable Health Information, which restrict the use and disclosure of certain individually identifiable health information, the Standards for Electronic Transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures, and the Security Standards, which require covered entities to implement and maintain certain security measures to safeguard certain electronic health information. Although we believe we are not a covered entity and therefore do not need to comply with these standards, we expect that our customers generally will be covered entities and may ask us to comply with certain aspects of these standards. While the government intended this legislation to reduce administrative expenses and burdens for the healthcare industry, our compliance with certain provisions of these standards may entail significant costs for us. If we fail to comply with these standards, it is possible that we could be subject to criminal penalties.
      In addition to federal regulations issued under HIPAA, some states have enacted privacy and security statutes or regulations that, in some cases, are more stringent than those issued under HIPAA. In those cases, it may be necessary to modify our planned operations and procedures to comply with the more stringent state laws. If we fail to comply with applicable state laws and regulations, we could be subject to additional sanctions.

Certificate of Need Laws
      In approximately two-thirds of the states, a certificate of need or similar regulatory approval is required prior to the acquisition of high-cost capital items or various types of advanced medical equipment, such as our system. At present, many of the states in which we expect to sell our system have laws that require institutions located in those states to obtain a certificate of need in connection with the purchase of our system, and we anticipate that some of our purchase orders may be conditioned upon our customer’s receipt of necessary certificate of need approval. Certificate of need laws were enacted to contain rising healthcare costs, prevent the unnecessary duplication of health resources, and increase patient access for health services. In practice, certificate of need laws have prevented hospitals and other providers who have been unable to obtain a certificate of need from acquiring new equipment or offering new services. A further increase in the number of states regulating our business through certificate of need or similar programs could adversely affect us. Moreover, some states may have additional requirements. For example, we understand that California’s certificate of need law also incorporates seismic safety requirements which must be met before a hospital can acquire our system.
Employees
      As of September 30, 2006, we had 93 employees, 40 of whom were engaged directly in research and development, 20 in manufacturing and service, 14 in general administrative and accounting activities, 13 in regulatory, clinical affairs and quality activities and six in sales and marketing activities. None of our employees is covered by a collective bargaining agreement, and we consider our relationship with our employees to be good.
Facilities
      We lease approximately 28,069 square feet of manufacturing and office space in Mountain View, California. The Mountain View facility is subleased from Palmone, Inc. and our lease expires in June 2008. We are considering extending our current lease or moving our Mountain View operations to new facilities in the San Francisco Bay Area in 2007. However, our landlord may be unwilling to extend our lease on favorable terms or at all. If we are unable to, or elect not to, extend our lease and are required to search for and move to a new facility, it could divert the attention of our management and other key personnel from our business operations.
Litigation
      We are not currently involved in any material litigation. However, litigation is common in the medical device industry, and we may become involved in material litigation in the future.

MANAGEMENT
Directors, Executive Officers and Key Employees
      Our directors, executive officers and key employees and their respective ages and positions as of October 24, 2006 are as follows:

Name	Age	Position

Frederic H. Moll, M.D.	54	Chief Executive Officer, Co-Founder and Director
Gary C. Restani	59	President, Chief Operating Officer and Director
Steven M. Van Dick	51	Vice President, Finance and Administration and Chief Financial Officer
Robert G. Younge	55	Chief Technical Officer, Principal Fellow and Co-Founder
M. Sean Murphy, Ph.D.	47	Senior Vice President, Engineering
David C. Lundmark	38	Vice President, Intellectual Property and Legal Affairs
Jed A. Palmacci	50	Vice President, Sales
David G. Pearce	56	Vice President, Manufacturing
Daniel T. Wallace	40	Vice President, Clinical and Co-Founder
John G. Freund, M.D.	52	Director
Russell C. Hirsch, M.D., Ph.D.(1)	44	Director and Chairman of the Board of Directors
Christopher P. Lowe(1)(2)	39	Director
Joseph M. Mandato(1)	62	Director
Thomas C. McConnell(2)(3)	52	Director
James M. Shapiro(2)(3)	48	Director

(1)	Member of the compensation committee.

(2)	Member of the audit committee.

(3)	Member of the corporate governance and nominating committee.
Executive Officers and Key Employees
      Frederic H. Moll, M.D. is a Co-Founder of Hansen Medical and has served as our Chief Executive Officer and a Director since our inception in September 2002. In November 1995, Dr. Moll co-founded Intuitive Surgical Inc., a medical device company, and served as its first Chief Executive Officer and later, its Vice President and Medical Director until September 2003. In 1989, Dr. Moll co-founded Origin Medsystems, Inc., a medical device company, which later became an operating company within Guidant Corporation, a medical device company, following its acquisition by Eli Lilly in 1992. Dr. Moll served as Medical Director of Guidant’s surgical device division until November 1995. Dr. Moll holds a B.A. from the University of California, Berkeley, an M.S. from Stanford University and an M.D. from the University of Washington School of Medicine.
      Gary C. Restani joined us as our President and Chief Operating Officer in October 2006 and has served as one of our Directors since September 2006. Mr. Restani has served as a consultant in the medical device industry since July 2006. From December 1999 to June 2006, Mr. Restani served as President of Convatec, Inc., a health care company and a Bristol-Myers Squibb company. From March 1995 to November 1999, Mr. Restani served as a President of various international divisions of Zimmer, Inc., a medical device and surgical tool company. From March 1990 to February 1995, Mr. Restani served as a President of various international divisions of Smith & Nephew Orthopedics, Inc., an orthopaedics, endoscopy and wound management company. Mr. Restani attended Sir George Williams University and Loyola College and completed the Tuck Executive Program at Dartmouth College.
      Steven M. Van Dick joined us as our Vice President, Finance and Administration and Chief Financial Officer in December 2005. From April 2001 to October 2005, Mr. Van Dick served as Chief Financial Officer of CryoVascular Systems, Inc., a medical device manufacturer. From March 2000 to April 2001, Mr. Van Dick served as Chief Financial Officer of Protogene Laboratories, Inc., a DNA microarray supplier. From April 1996 to March 2000, Mr. Van Dick served as Chief Financial Officer of CardioThoracic Systems, Inc., a medical device manufacturer. Mr. Van Dick holds a B.S. from San Jose State University and an M.B.A. from Santa Clara University. Mr. Van Dick is a Certified Public Accountant.
      Robert G. Younge is a Co-Founder of Hansen Medical and served as our Chief Technical Officer since our inception in September 2002 to April 2006, when he was appointed our Principal Fellow. In July 2006, Mr. Younge was again appointed as our Chief Technical Officer. In November 1995, Mr. Younge co-founded Intuitive and held the position of Vice-President, Engineering, Chief Technology Officer and served in several other capacities until September 2002. In September 1979, Mr. Younge co-founded Acuson Corporation and served as its Vice President, Engineering and in various other capacities until November 1999. In 1991, Mr. Younge co-founded Acuson’s Transducer Division and served as its Technical Advisor until 1995. Mr. Younge holds a B.S.E.E. and an M.S.E.E from Stanford University.
      M. Sean Murphy, Ph.D., joined us as a program management consultant in November 2005 and in April 2006 became our Senior Vice President, Engineering. From January 2001 to April 2005, Dr. Murphy served as Vice President, Engineering of Siemens Medical Solutions, a supplier of information technology solutions. From August 1996 to December 2000, Dr. Murphy served as director of engineering of Acuson Corporation, a manufacturer and service provider of diagnostic medical ultrasound systems. Dr. Murphy holds a B.S. and a Ph.D. from the University of Ulster, Northern Ireland.
      David C. Lundmark joined us in May 2003 as our Vice President, Intellectual Property and Legal Affairs. From April 2002 to May 2003, Mr. Lundmark served as Senior Patent Counsel for Intel Corporation, a computer chip company. From April 2000 to April 2002, Mr. Lundmark served as Senior Vice President and General Counsel of The WorkCard Company, a workforce automation solutions company. From December 1995 to April 2000, Mr. Lundmark was associated with Morrison and Foerster LLP, a law firm, as a patent agent and patent and corporate finance attorney. Mr. Lundmark holds a B.S., a J.D. and an M.B.A. from the University of California, Davis.
      Jed A. Palmacci joined us as our Vice President, Sales in April 2005. From October 1999 to April 2005, Mr. Palmacci served as world wide director of sales for the AcuNav ultrasound catheter division of Siemens Medical Solutions, a medical device company. From March 1988 to September 1999, Mr. Palmacci served as a regional territory manager for Acuson Corporation, a manufacturer and service provider of diagnostic medical ultrasound systems. From May 1985 to February 1988, Mr. Palmacci served as a regional territory manager for Coopervision Surgical, Inc., an ophthalmic medical device company. Mr. Palmacci holds a B.S. from the University of Maine.
      David G. Pearce joined us as our Vice President, Manufacturing, in April 2005. From August 1998 to April 2005, Mr. Pearce served as Senior Director, Operations, of Aradigm Corporation. From November 1982 to August 1998, Mr. Pearce served as Director of Site Operations, Plant Manager, and Site Engineering Manager of Abbott Laboratories, a pharmaceutical company. Mr. Pearce holds a B.S. from the University of Texas.
      Daniel T. Wallace is a Co-Founder of Hansen Medical and has served as our Vice President, Clinical, since our inception in September 2002. From March, 1996 to March, 2002, Mr. Wallace served as the manager and director of instruments development at Intuitive. From December, 1991 to April, 1995, Mr. Wallace served as a research and development engineer at Origin MedSystems. Mr. Wallace holds a B.S. from Rice University and an M.S. from Stanford University.

Directors
      John G. Freund, M.D. has served as one of our Directors since November 2002. Dr. Freund was the founder of and has been a Managing Director of Skyline Ventures, a venture capital firm, since October 1997. From September 1995 to September 1997, Dr. Freund was a Managing Director in the private equity group at Chancellor Capital Management, an investment firm. In November 1995, Dr. Freund co-founded Intuitive and served as a Director of Intuitive until March 2000. From June 1988 to December 1994, he held various positions at Acuson Corporation, including Executive Vice President. From 1982 to 1988, Dr. Freund was at Morgan Stanley & Co., Inc., where he was the co-founder of the Healthcare Group in the Corporate Finance Department and later was the original healthcare partner at Morgan Stanley Venture Partners, a venture capital management firm affiliated with Morgan Stanley. Dr. Freund also serves on the Boards of Directors of The New Economy Fund, the SMALLCAP World Fund and XenoPort, Inc. Dr. Freund holds a B.A. from Harvard College, an M.D. from Harvard Medical School and an M.B.A. from Harvard Business School.
      Russell C. Hirsch, M.D., Ph.D. has served as one of our Directors since November 2002 and as our Chairman of the Board since December 2004. Dr. Hirsch has been a Managing Director of Prospect Venture Partners, a venture capital firm, since February 2001. From 1992 to 2000, Dr. Hirsch was a member of the Healthcare Technology Group at Mayfield Fund, a venture capital firm, serving as a Venture Partner from 1993 to 1994 and as a General Partner from 1994 to 2000. Dr. Hirsch holds a B.A. from the University of Chicago and an M.D. and a Ph.D. from the University of California, San Francisco.
      Christopher P. Lowe has served as one of our Directors since September 2006. Mr. Lowe has served as Vice President, Finance and Administration of Asthmatx, Inc., a medical device company, since September 2005 and its Chief Financial Officer since January 2006. Mr. Lowe served with Peninsula Pharmaceuticals, Inc., a pharmaceutical company, as Corporate Controller from June 2004 to October 2004 and Chief Accounting Officer from October 2004 until its acquisition by Johnson & Johnson in June 2005. From January 2003 to June 2004, Mr. Lowe served as Global Divisional Controller — Trane Division with American Standard Corporation, a producer of bathroom and kitchen fixtures and fittings. From July 2000 to January 2003, Mr. Lowe served as Vice President, Finance of Fairchild Dornier, an aerospace technology firm. Mr. Lowe holds a B.S. from California Polytechnic State University, San Luis Obispo and an M.B.A. from Saint Mary’s University, Texas.
      Joseph M. Mandato has served as one of our Directors since August 2006. Mr. Mandato has served as a Managing Director of DeNovo Venture Partners, a venture capital firm, since March 2003. From October 2000 to February 2003, Mr. Mandato served as a consultant while completing his doctoral studies. From February 1999 to September 2000, Mr. Mandato served as Chairman of Confer Software, Inc., a developer of software used to streamline healthcare business processes and from September 1995 to February 1999, Mr. Mandato served as Confer’s Chief Executive Officer. From September 1994 to May 1995, Mr. Mandato served as a member of the founding management committee and Chief Executive Officer of two of Guidant Corporation’s five operating units, Origin Medsystems and Heart Rhythm Technology, also serving as President of Origin Medsystems from May 1991 to May 1995. In March 1994, Mr. Mandato co-founded Gynecare, Inc., a woman’s health company spun-out of Guidant Corporation, and served as its Chief Executive Officer until April 1995. From July 1986 to November 1990, Mr. Mandato was Chief Executive Officer of Ioptex Research, an ophthalmic goods company. Mr. Mandato holds a B.A. from Nasson College, an M.A. from Long Island University and a Doctorate of Management from Case Western Reserve University.
      Thomas C. McConnell has served as one of our Directors since October 2005. Mr. McConnell has served as a Managing Member of Vanguard Ventures, a venture capital firm, since June 2004. Mr. McConnell was a General Partner at New Enterprise Associates, a venture capital firm, from May 1989 to May 2004. Mr. McConnell also serves on the Board of Directors of Asthmatx, Inc., a medical device company. Mr. McConnell holds an A.B. from Dartmouth College and an M.B.A. from the Stanford University Graduate School of Business.

      James M. Shapiro has served as one of our Directors since May 2004. Mr. Shapiro has served as a General Partner of Thomas Weisel Healthcare Venture Partners, a venture capital firm, since March 2003. Since January 2000, Mr. Shapiro has also been a General Partner of ABS Healthcare Ventures, a venture capital firm. In both medical venture capital firms, Mr. Shapiro has focused investments in the medical technology sector. Mr. Shapiro holds a B.A. from Princeton University and an M.B.A. from the Stanford University Graduate School of Business.
Board Composition
      Our board of directors currently consists of eight members. Effective upon the completion of this offering, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of Messrs. McConnell and Shapiro, and whose term will expire at our annual meeting of stockholders to be held in 2007;

•	Class II, which will consist of Dr. Freund and Messrs. Lowe and Mandato, and whose term will expire at our annual meeting of stockholders to be held in 2008; and

•	Class III, which will consist of Dr. Hirsch, Dr. Moll and Mr. Restani, and whose term will expire at our annual meeting of stockholders to be held in 2009.
      At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.
Board Committees
      Our board of directors has an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee
      Our audit committee consists of Messrs. Lowe, McConnell and Shapiro. Mr. Lowe serves as the chair of the audit committee. The functions of this committee include, among other things:

•	reviewing and pre-approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	evaluating the performance of our independent auditors and deciding whether to retain their services;

•	reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent auditors and management;

•	reviewing and approving all related-party transactions;

•	reviewing with our independent auditors and management significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls; and

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.
      Our board of directors has determined that Mr. Lowe qualifies as an audit committee financial expert within the meaning of SEC regulations and the NASDAQ listing standards. In making this determination, our board has considered the nature and scope of experience Mr. Lowe has previously had with reporting companies. Both our independent auditors and management periodically meet privately with our audit committee.

Compensation Committee
      Our compensation committee consists of Dr. Hirsch and Messrs. Lowe and Mandato. Mr. Lowe serves as the chair of the compensation committee. The functions of this committee include, among other things:

•	determining the compensation and other terms of employment of our executive officers and senior management and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	evaluating and recommending to our board of directors the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	reviewing and approving appropriate insurance coverage for our officers and directors; and

•	reviewing and approving the terms of any employment agreements, severance arrangements, change-in-control protections and any other compensatory arrangements for our executive officers.
Each member of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, and satisfies the independence requirements of the NASDAQ Global Market.

Corporate Governance and Nominating Committee
      Our corporate governance and nominating committee consists of Messrs. McConnell and Shapiro, each of whom we believe satisfies the independence guidelines of the NASDAQ Global Market. Mr. Shapiro serves as the chair of the corporate governance and nominating committee. The functions of this committee include, among other things:

•	developing and maintaining a current list of the functional needs and qualifications of members of our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board;

•	reviewing and reporting annually to our board of directors an assessment of our board’s performance;

•	reviewing and recommending to our board of directors any amendments to our corporate governance documents; and

•	reviewing and recommending to our board of directors changes with respect to corporate governance issues, issues of broad social significance and our overall conduct as a responsible corporate citizen.
Compensation Committee Interlocks and Insider Participation
      No member of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. We have had a compensation committee for four years. Prior to establishing the compensation committee, our full board of directors made decisions relating to compensation of our executive officers.
Director Compensation
      Under our current director compensation program, all of the non-employee members of our board of directors are reimbursed for their reasonable expenses incurred in attending board or committee meetings. but do not receive cash compensation for attending board meetings. In August 2006, our board of directors adopted a new compensation program for non-employee directors. This compensation program became effective for Mr. Lowe when he commenced his term as a director and will be effective immediately upon the closing of this offering for all of the non-employee members of our board of directors. Pursuant to this program, each member of our board of directors who is not our employee will receive the following cash compensation for board services, as applicable:

•	$20,000 per year for service as a board member;

•	$12,000 per year for service as chairman of the audit committee;

•	$5,000 per year for service as chairman of the compensation committee;

•	$5,000 per year for service as chairman of the nominating and corporate governance committee;

•	$2,000 per year for service as a non-chairman member of the audit committee;

•	$1,000 per year for service as a non-chairman member of the compensation committee;

•	$1,000 per year for service as a non-chairman member of the nominating and corporate governance committee;

•	$1,500 for each board meeting attended in person ($500 for meetings attended by video or telephone conference);

•	$500 for each audit committee meeting attended ($1,000 for the chairman of the audit committee for each meeting attended);

•	$500 for each compensation committee meeting attended; and

•	$500 for each nominating and corporate governance committee meeting attended.
      We will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.
      Additionally, members of our board of directors who are not our employees and who are not our affiliates will receive non-statutory stock options under our 2006 Equity Incentive Plan, which will become effective as of the effective date of this offering. Each non-employee director joining our board of directors after the closing of this offering who is not an affiliate will automatically be granted a non-statutory stock option to purchase 30,000 shares of common stock with an exercise price equal to the then fair market value of our common stock. On the date of each annual meeting of our stockholders beginning in 2007, each non-employee who is not an affiliate will also automatically be granted a non-statutory stock option to purchase 10,000 shares of our common stock on that date with an exercise price equal to the then fair market value of our common stock. Initial grants will vest monthly over three years. Automatic annual grants will vest over 12 months. All stock options granted under our 2006 Equity Incentive Plan will have a term of ten years.

      In September 2006, we granted a stock option to Mr. Lowe to purchase up to 31,250 shares of our common stock pursuant to our 2002 Stock Plan at an exercise price of $7.76 per share. The shares subject to this grant vest monthly over three years.

Executive Compensation
      The following table provides information regarding the compensation earned during the fiscal year ended December 31, 2005 by our Chief Executive Officer and our four other most highly compensated executive officers who were employed by us as of December 31, 2005 and whose combined salary and bonus exceeded $100,000 during that fiscal year. We refer to our Chief Executive Officer and these other executive officers as our “named executive officers” elsewhere in this prospectus.
Summary Compensation Table

						Long-term
						Compensation
	2005 Annual Compensation
						Securities
					All Other	Underlying
Name and Principal Position	Salary		Bonus		Compensation	Options

Frederic H. Moll, M.D.	$210,000		$80,000	(1)	—	—
Chief Executive Officer and Director
Steven M. Van Dick	9,583	(2)	—		—	—
Chief Financial Officer
Robert G. Younge	126,000		—		—	—
Chief Technical Officer and Principal Fellow
James R. Feenstra	99,519	(3)	—		—	436,950(4)
Former President and Chief Operating Officer
Larry J. Strauss	162,715	(5)	—		—	—
Former Chief Financial Officer

(1)	Includes a $40,000 bonus for services rendered in 2004 but was paid in early 2005.

(2)	Mr. Van Dick commenced employment with us in December 2005.

(3)	Mr. Feenstra commenced employment with us in August 2005 and resigned as our President and Chief Operating Officer in October 2006. However, Mr. Feenstra remains an employee of the company.

(4)	These shares are subject to exercise under stock options granted under our 2002 Stock Plan. Upon execution of a separation agreement with Mr. Feenstra, we expect that only 121,375 of these options will remain exercisable.

(5)	Mr. Strauss terminated his employment with us in December 2005.
Stock Option Grants in Last Fiscal Year
      All options granted to our named executive officers are incentive stock options, to the extent permissible under the Internal Revenue Code of 1986, as amended. The exercise price per share of each option granted to our named executive officers was equal to the fair market value of our common stock as determined by our board of directors on the date of the grant.

      The following table provides information regarding grants of options to purchase shares of our common stock to our named executive officers in the fiscal year ended December 31, 2005:

Individual Grants

		% of Total			Potential Realizable
		Options			Value at Assumed Annual
	Number of	Granted to			Rates of Stock Price
	Securities	Employees in			Appreciation for Option
	Underlying	the Year Ended	Exercise or		Term(2)
	Options	December 31,	Base Price	Expiration
Name	Granted	2005(1)	($/Sh)	Date	5%	10%

Frederic H. Moll, M.D.	—	—	—	—	—	—
Steven M. Van Dick	—	—	—	—	—	—
Robert G. Younge	—	—	—	—	—	—
James R. Feenstra	436,950	41.8%	$0.56	08/30/15	$8,302,050	$13,335,714
Larry J. Strauss	130,000	12.4%	$0.56	04/26/15	$2,470,000	$3,967,600

(1)	Based on 1,045,250 options granted to employees during the fiscal year ended December 31, 2005 under our 2002 Stock Plan, including grants to executive officers.

(2)	Potential realizable values are computed by (a) multiplying the number of shares of common stock subject to a given option by the initial public offering price of $12.00 per share, (b) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option and (c) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future common stock prices.
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
      The following table provides information regarding options exercised by each of our named executive officers during the fiscal year ended December 31, 2005, as well as the number of shares of common stock subject to exercisable and unexercisable stock options held as of December 31, 2005 by each of our named executive officers. All of the unexercised options listed in the table are exercisable at any time but, if exercised, the options are subject to a lapsing right of repurchase by us until the options are fully vested.

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money Options
	Shares		Options at December 31, 2005		at December 31, 2005(1)
	Acquired on	Value
Name	Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Frederic H. Moll, M.D.	—	—	—	—	—	—
Steven M. Van Dick	—	—	—	—	—	—
Robert G. Younge	—	—	—	—	—	—
James R. Feenstra	—	—	436,950	—	$4,998,708	—
Larry J. Strauss	—	—	12,500	117,500	$143,000	$1,344,200

(1)	The value of an unexercised in-the-money option as of December 31, 2005 is equal to the excess of the initial public offering price of $12.00 per share over the exercise price for the option, multiplied by the number of shares subject to the option, without taking into account any taxes that may be payable in connection with the transaction.
Employment Contracts, Termination of Employment and Change-in-Control Arrangements
      In November 2002, we entered into an employment agreement with Frederic H. Moll, our Chief Executive Officer. The agreement provides that Dr. Moll will receive an annual base salary of $210,000 and received a one-time signing bonus of $120,000, paid in three equal annual installments of $40,000 on January 1st of each year beginning on January 1, 2003. The agreement provides that Dr. Moll is employed

“at-will,” and the employment may be terminated for any reason at any time by us or by Dr. Moll. However, if we terminate Dr. Moll without good cause or he resigns for good reason, he will receive severance pay equal to six months base salary and 25% of his then-unvested stock options will become immediately vested. In the event of a change of control of our company, 100% of his then-unvested stock options will become immediately vested.
      In August 2005, we entered into an employment agreement with James R. Feenstra, our former President and Chief Operating Officer. The agreement provided that Mr. Feenstra would receive an annual base salary of approximately $250,000 for 2005 and 2006, and $275,000 for 2007 should he become the President and Chief Executive Officer, subject to approval by the Board of Directors. Pursuant to the employment agreement, Mr. Feenstra may have been eligible to receive an annual performance bonus equal to up to 30% of his annual base salary. The agreement provided that Mr. Feenstra is employed “at-will,” and the employment may be terminated for any reason at any time by us or by Mr. Feenstra. Mr. Feenstra resigned as our President and Chief Operating Officer in October 2006 but will remain as an employee of the company until November 30, 2006. In connection with his resignation, we intend to enter into a separation agreement with Mr. Feenstra that provides for severance pay equal to five months base salary plus five months reimbursement for the cost of continuation of his then-current health, dental, vision and life/disability insurance benefits. In addition, Mr. Feenstra would agree to cancel, as of the date Mr. Feenstra resigned as President and Chief Executive Officer, all of Mr. Feenstra’s options that would be unvested as of November 30, 2006.
      In November 2005, we entered into an employment agreement with Steven M. Van Dick, our Vice President, Finance and Administration, and Chief Financial Officer. The agreement provides that Mr. Van Dick will receive an annual base salary of approximately $230,000 and will be eligible to receive an annual performance bonus of up to 30% of his annual base salary. The agreement provides that Mr. Van Dick is employed “at-will,” and the employment may be terminated for any reason at any time by us or Mr. Van Dick. In the event of a change of control of our company after the first anniversary of his employment and a termination Mr. Van Dick’s employment without good cause or if he suffers a material change in his compensation or duties or a substantial relocation of his place of work, all of his then-unvested stock options will become immediately vested, and he will receive severance pay equal to 12 months of his then-current base salary plus 12 months reimbursement for the cost of continuation of his then-current health, dental, vision and life/disability insurance benefits. In the event of a change of control of our company before the first anniversary but after six months from the start of his employment and a termination of Mr. Van Dick’s employment without good cause or if he suffers a material change in his compensation or duties or a substantial relocation of his place of work, 50% of his then-unvested stock options will become immediately vested, and he will receive severance pay equal to six months of his then-current base salary plus six months reimbursement for the cost of continuation of his then-current health, dental, vision and life/disability insurance benefits. If Mr. Van Dick voluntarily terminates his employment following a change in control of our company that occurs after the first anniversary from the start of his employment, then all of his then-unvested stock options will become immediately vested, but he will not receive any additional compensation. If Mr. Van Dick voluntarily terminates his employment following a change in control that occurs before the first anniversary but after six months from the start of his employment, then 50% of his then-unvested stock options will become immediately vested, but he will not receive any additional compensation.
      In December 2005, we entered into a separation agreement with Larry J. Strauss, our former Chief Financial Officer, which provided that Mr. Strauss receive severance in the amount of $168,750, the equivalent of nine months of his base salary in effect as of the separation date. Additionally, through September 2006, Mr. Strauss will be reimbursed for his premium payments including administrative costs, if any, sufficient to continue his group health insurance coverage at the level in effect as of the separation date; however his right to such payments shall cease on the date that he becomes eligible for group health insurance benefits through a new employer. We also accelerated vesting of 12,500 shares of common stock subject to an option granted to Mr. Strauss in March 2005. Such shares became fully vested and exercisable effective as of the separation date.

      In October 2006, we entered into an employment arrangement and a vesting acceleration and severance agreement with Gary C. Restani, our President and Chief Operating Officer. Mr. Restani’s offer letter provides that Mr. Restani will receive an annual base salary of approximately $350,000 and, subject to the approval of the Board of Directors, will be granted an option to purchase up to 418,750 shares of our common stock. In September 2006, Mr. Restani was granted an option to purchase 31,250 shares of our common stock at an exercise price of $7.76 per share when he joined our Board of Directors. Mr. Restani’s offer letter further provides that Mr. Restani will be paid a housing allowance of $5,000 per month for a period of two years and will be eligible for reimbursement of actual relocation expenses of up to $50,000. The agreement provides that Mr. Restani is employed “at will” and his employment may be terminated for any reason at any time by us or by Mr. Restani. In the event that Mr. Restani’s employment is terminated by the company for a reason other than cause (as such term is defined in the vesting acceleration and severance agreement) or disability, Mr. Restani will be entitled to receive severance pay equal to 12 months of his then-current salary plus 12 months reimbursement for the cost of continuation of his then-current health, dental, vision and life/ disability insurance benefits. If he is reemployed during the severance period, all further severance compensation payments will immediately cease. In the event of a change of control of our company and a termination of Mr. Restani’s employment without cause or if he suffers a material change in his compensation or duties or a substantial relocation of his place of work, all of his then-unvested stock options will become immediately vested, and he will receive severance pay equal to 12 months of his then-current salary plus 12 months reimbursement for the cost of continuation of his then-current health, dental, vision and life/ disability insurance benefits.
      We have also entered into vesting acceleration and severance arrangements with certain of our other officers and key employees, including Mr. Younge, that provide that in the event of a change of control of our company and such a termination of such individual’s employment without good cause or if he or she suffers material change in his or her compensation or duties or a substantial relocation of his or her place of work, between 50% and 100% of his or her then-unvested stock options will become immediately vested, and he or she will receive severance pay equal to between three and six months of his or her then-current base salary and between three and six months reimbursement for the cost of continuation of his or her then-current health, dental, vision and life/disability insurance benefits.
Employee Benefit Plans

2002 Stock Plan
      Our board of directors adopted the 2002 Stock Plan, or 2002 plan, in March 2003 and our stockholders approved the 2002 plan in March 2003. As of September 30, 2006, 679,100 shares of common stock had been issued upon the exercise of options granted under the 2002 plan, options to purchase 1,772,302 shares of common stock were outstanding at a weighted average exercise price of $2.25 per share and 162,244 shares remained available for future grant. Upon the effective date of this offering, no further option grants will be made under the 2002 plan and any shares then remaining available for future grant will be allocated to our 2006 Equity Incentive Plan.
      Administration. Our board of directors administers the 2002 plan. Our board of directors, however, may delegate this authority to a committee of one or more board members. Our board has delegated such authority nonexclusively to our compensation committee. The board of directors or a committee of the board has the authority to construe, interpret and amend the 2002 plan as well as to determine the terms of an option. Our board of directors may amend or modify the 2002 plan at any time. However, no amendment or modification shall adversely affect the rights and obligations with respect to outstanding options unless the holder consents to that amendment or modification.
      Eligibility. The 2002 plan permits us to grant stock options to our employees, non-employee directors and consultants or to those of certain of our affiliates. A stock option may be an incentive stock option within the meaning of Section 422 of the Internal Revenue Code or a nonstatutory stock option.
      Stock Option Provisions Generally. In general, the duration of a stock option granted under the 2002 plan cannot exceed ten years. The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price of a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. An incentive stock option may be transferred only on death, but a nonstatutory stock option may be transferred as permitted in an individual stock option agreement. Stock option agreements may provide that the stock options may be early exercised subject to our right of repurchase of unvested shares. In addition, our board of directors may reprice any outstanding option or, with the permission of the optionholder, may cancel any outstanding option and grant a substitute option.
      Incentive stock options may be granted only to our employees, including those of certain affiliates. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to which incentive stock options are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. An incentive stock option granted to a person who at the time of grant owns or is deemed to own more than 10% of the total combined voting power of all classes of our outstanding stock or any of our affiliates must have a term of no more than five years and an exercise price that is at least 110% of fair market value at the time of grant.
      Effect on Stock Options of Certain Corporate Transactions. If we dissolve or liquidate, then outstanding stock options under the 2002 plan will terminate immediately prior to such dissolution or liquidation. However, we treat outstanding stock options differently in the following situations:

•	a sale of all or substantially all of our assets;

•	a merger or consolidation in which we are not the surviving corporation; or

•	a reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property.
      In the event any of the above situations occurs, if the surviving entity determines not to assume or substitute for these stock options, the vesting of stock options held by persons whose service with us or our affiliates has not already terminated will accelerate in full prior to such corporate transaction.
      Other Provisions. If there is a transaction or event which changes our stock that does not involve our receipt of consideration, such as a merger, consolidation, reorganization, stock dividend or stock split, our board of directors will appropriately adjust the class and the maximum number of shares subject to the 2002 plan.

2006 Equity Incentive Plan
      Our board of directors adopted the 2006 Equity Incentive Plan, or 2006 incentive plan, in August 2006 and our stockholders approved the 2006 incentive plan in October 2006. The 2006 incentive plan will become effective immediately upon the signing of the underwriting agreement for this offering. The 2006 incentive plan will terminate on August 3, 2016, unless sooner terminated by our board of directors.
      Stock Awards. The 2006 incentive plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance-based stock awards, and other forms of equity compensation, or collectively, stock awards, and performance-based cash awards, all of which may be granted to employees, including officers, non-employee directors and consultants.
      Share Reserve. Following this offering, the aggregate number of shares of our common stock that may be issued initially pursuant to stock awards under the 2006 incentive plan is 2,000,000 shares. The number of shares of our common stock reserved for issuance will automatically increase on January 1st, from January 1, 2007 through January 1, 2016, by the least of (a) 4% of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year, (b) 3,500,000 shares, or (c) a number determined by our board of directors that is less than (a) or (b). The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2006 incentive plan is equal to the total share reserve, as increased from time to time pursuant to annual increases.

      No person may be granted stock awards covering more than 2,500,000 shares of our common stock under the 2006 incentive plan during any calendar year pursuant to stock options or stock appreciation rights. Such limitation is designed to help assure that any deductions to which we would otherwise be entitled upon the exercise of a stock option or stock appreciation right or upon the subsequent sale of shares purchased under such a stock award, will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Internal Revenue Code.
      If a stock award granted under the 2006 incentive plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again become available for subsequent issuance under the 2006 incentive plan. In addition, the following types of shares under the 2006 incentive plan may become available for the grant of new stock awards under the 2006 incentive plan: (a) shares that are forfeited to or repurchased by us prior to becoming fully vested; (b) shares withheld to satisfy income or employment withholding taxes; (c) shares used to pay the exercise price of an option in a net exercise arrangement; and (d) shares tendered to us to pay the exercise price of an option. Shares issued under the 2006 incentive plan may be previously unissued shares or reacquired shares bought on the open market. As of the date hereof, no shares of our common stock have been issued under the 2006 incentive plan.
      Administration. Our board of directors has delegated its authority to administer the 2006 incentive plan (except with respect to non-discretionary grants made to non-employee directors, as discussed below) to our compensation committee. Subject to the terms of the 2006 incentive plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the consideration to be paid for restricted stock awards and the strike price of stock appreciation rights.
      The plan administrator has the authority to:

•	reduce the exercise price of any outstanding option with the consent of any adversely affected option holder;

•	cancel any outstanding option and grant in exchange for one or more of the following: (a) new options covering the same or a different number of shares of common stock, (b) new stock awards (c) cash, and/or (d) other valuable consideration; or

•	engage in any action that is treated as a repricing under generally accepted accounting principles.
      Stock Options. Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2006 incentive plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2006 incentive plan vest at the rate specified by the plan administrator.
      The plan administrator determines the term of stock options granted under the 2006 incentive plan, up to a maximum of ten years, except in the case of certain incentive stock options, as described below. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested options for a period of three months following the cessation of service. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death, or an optionee dies within a certain period following cessation of service, the optionee or a beneficiary may exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

      Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash, check, bank draft or money order, (b) a broker-assisted cashless exercise, (c) the tender of common stock previously owned by the optionee, (d) a net exercise of the option and (e) other legal consideration approved by the plan administrator.
      Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee’s death.
      Tax Limitations on Incentive Stock Options. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (b) the term of the incentive stock option does not exceed five years from the date of grant.
      Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (a) past or future services rendered to us or our affiliates or (b) any other form of legal consideration. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.
      Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.
      Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right which cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2006 incentive plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.
      The plan administrator determines the term of stock appreciation rights granted under the 2006 incentive plan, up to a maximum of ten years. If a participant’s service relationship with us, or any of our affiliates, ceases, then the participant, or the participant’s beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.
      Performance Stock Awards. The 2006 incentive plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Internal Revenue Code. To assure that the compensation attributable to performance-based stock and cash awards will so qualify, our compensation committee can structure such awards so that stock or cash will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period. No individual may receive more than 1,000,000 vested shares of our common stock during any calendar year pursuant to performance-based stock awards. No individual may be paid more than $2,000,000 during any calendar year pursuant to performance-based cash awards.
      Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Non-Discretionary Grants to Non-Employee Directors.
      Under the 2006 incentive plan, our non-employee directors will automatically receive a series of stock awards over their period of service on our board:

•	Form of Initial and Annual Grants. On or before the end of our fiscal year, our board of directors will determine if all initial and annual grants to be granted in the subsequent year will be in the form of nonstatutory stock options or other stock awards. If our board of directors does not make such a determination on or before the end of our fiscal year, all initial and annual grants to be granted in the subsequent fiscal year will be in the form of nonstatutory stock options, as described below.

•	Initial Grants. Each individual serving as a non-employee director on the date the underwriting agreement for this offering is signed and each individual who first becomes a non-employee director after this offering will automatically be granted an option to purchase 30,000 shares of our common stock. All of the shares subject to each such initial grant vest in a series of 36 successive equal monthly installments measured from the date of grant.

•	Annual Grants. Each individual who is serving as a non-employee director on the date of an annual meeting of our stockholders, commencing with the annual meeting in 2007, will automatically be granted an option to purchase 10,000 shares of our common stock on such date. The shares subject to each such annual award vest in a series of 12 successive equal monthly installments measured from the date of grant.

•	Terms of All Options for Initial and Annual Grants. The exercise price of each option granted as an initial or annual grant for a non-employee director is 100% of the fair market value of our common stock on the date of grant. The maximum term of such options is ten years. If a non-employee director’s service relationship with us, or any of our affiliates, whether as a non-employee director or subsequently as an employee, director or consultant of ours or an affiliate, ceases for any reason other than disability, death, or following a change in control, the optionee may exercise any vested options for a period of three months following the cessation of service. If such an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death, or an optionee dies within a certain period following cessation of service, the optionee or a beneficiary, if applicable, may exercise the option for a period of 12 months in the event of disability and 18 months in the event of death. If such an optionee’s service terminates within 12 months following a specified change in control transaction, the option will accelerate in full and the optionee may exercise the option for a period of 12 months following the effective date of such a transaction, unless the termination was a result of the optionee’s voluntary resignation other than any resignation required by the terms of the transaction or required by us or the acquiring entity pursuant to the transaction. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term. If required by the terms of a specified change in control transaction, (a) a non-employee director will be required to exercise all of his or her initial and annual grants, to the extent vested as of the transaction, on or prior to the transaction and (b) any unexercised or unvested initial and annual grants will terminate on the effective date of the transaction.

      Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the 2006 incentive plan, (b) the maximum number of shares by which the share reserve may increase automatically each year, (c) the maximum number of options, stock appreciation rights and performance-based stock and cash awards that can be granted in a calendar year, (d) the number of shares for which options are subsequently to be made as initial and annual grants to new and continuing non-employee directors and (e) the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards.
      Corporate Transactions. In the event of certain significant corporate transactions, all outstanding stock awards under the 2006 incentive plan may be assumed, continued or substituted for by any surviving or acquiring entity or its parent company. If the surviving or acquiring entity or its parent company elects not to assume, continue or substitute for such stock awards, then (a) with respect to any such stock awards that are held by individuals whose service with us or our affiliates has not terminated prior to the effective date of the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction, and (b) all other outstanding stock awards will terminate if not exercised prior to the effective date of the corporate transaction. Our board of directors may also provide that the holder of an outstanding stock award not assumed in the corporate transaction will surrender such stock award in exchange for a payment equal to the excess of (a) the value of the property that the optionee would have received upon exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award.
      Changes in Control. Our board of directors has the discretion to provide that a stock award under the 2006 incentive plan will immediately vest as to all or any portion of the shares subject to the stock award (a) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued or substituted by a surviving or acquiring entity in the transaction or (b) in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change in control transactions. Except as described above with respect to the non-discretionary initial and annual grants made to our non-employee directors, stock awards held by participants under the 2006 incentive plan will not vest on such an accelerated basis unless specifically provided by the participant’s applicable award agreement.

2006 Employee Stock Purchase Plan
      Our board of directors adopted our 2006 Employee Stock Purchase Plan, or 2006 purchase plan, in August 2006 and our stockholders approved the 2006 purchase plan in October 2006. The 2006 purchase plan will become effective immediately upon the signing of the underwriting agreement for this offering.
      Share Reserve. Following this offering, the 2006 purchase plan authorizes the issuance of 625,000 shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1st, from January 1, 2007 through January 1, 2016, by the least of (a) 2% of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year, (b) 750,000 shares, or (c) a number determined by our board of directors that is less than (a) or (b). The 2006 purchase plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code. As of the date hereof, no shares of our common stock have been purchased under the 2006 purchase plan.
      Administration. Our board of directors has delegated its authority to administer the 2006 purchase plan to our compensation committee. The 2006 purchase plan is implemented through a series of offerings of purchase rights to eligible employees. Under the 2006 purchase plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances.
      Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the 2006 purchase plan and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock under the 2006 purchase plan. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the 2006 purchase plan at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.
      Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the 2006 purchase plan, as determined by our board of directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year or (c) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may purchase shares under the 2006 purchase plan at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the 2006 purchase plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.
      Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the 2006 purchase plan, (b) the maximum number of shares by which the share reserve may increase automatically each year and (c) the number of shares and purchase price of all outstanding purchase rights.
      Corporate Transactions. In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the 2006 purchase plan will be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

401(k) Plan
      We maintain a defined contribution employee retirement plan for our employees. The plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code. The plan provides that each participant may contribute up to 100% of his or her pre-tax compensation, up to a statutory limit, which is $15,000 for calendar year 2006. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar year 2006 may be up to an additional $5,000 above the statutory limit. Under the plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee. The plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. To date, we have not made any discretionary or matching contributions to the plan on behalf of participating employees.

Limitation of Liability and Indemnification
      Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to us or our stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	transaction from which the directors derived an improper personal benefit.
      These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.
      Our amended and restated bylaws, which will become effective upon the completion of this offering, provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained such a directors’ and officers’ liability insurance policy.
      We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.
      At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS
Sales of Securities
      The following is a summary of transactions since our inception to which we have been a party in which the amount involved exceeded $60,000 and in which any executive officers, directors or 5% stockholders had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus entitled “Business — Management.” The shares of common stock set forth in the table below were purchased in September 2002 at a price of $0.0001 per share. In the period from November 2002 through December 2003, we issued and sold an aggregate of 2,352,494 shares of our Series A preferred stock at a per share price of $4.00 for aggregate consideration of $9.4 million. In May 2004, we issued and sold an aggregate of 4,386,900 shares of our Series B preferred stock at a per share price of $4.20 for aggregate consideration of $18.4 million. In November 2005, we issued and sold an aggregate of 4,903,466 shares of our Series C preferred stock at a per share price of $6.1436 for aggregate consideration of $30.1 million. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.
      All share and per share amounts pertaining to common stock and preferred stock have been retroactively adjusted to give effect to a one-for-four reverse stock split of our common stock and preferred stock to be effected before the effectiveness of this offering.

		Series A	Series B	Series C
	Common	Preferred	Preferred	Preferred
Purchaser	Stock	Stock	Stock	Stock

Directors and executive officers
Frederic H. Moll, M.D.	787,500	24,999	304,622	488,313
Robert Younge	204,000
Dan Wallace	170,000
5% Stockholders
Prospect Venture Partners II, L.P. and affiliated entities(1)		1,256,248	913,865	1,031,121
Skyline Ventures and affiliated entities(2)		1,056,249	507,702	754,836
Vanguard Ventures and affiliated entities(3)				1,139,395
Thomas Weisel Healthcare Venture Partners, L.P.(4)			1,190,476	574,579
De Novo Ventures II, L.P.(5)			1,190,476	558,302

(1)	Russell C. Hirsch, M.D., Ph.D., one of our directors, is managing director of Prospect Management Co. II, L.L.C., the general partner of Prospect Venture Partners II, L.P. and Prospect Associates II, L.P.

(2)	John G. Freund, M.D., one of our directors, is a managing director of Skyline Venture Partners III, L.P., Skyline Venture Partners Qualified Purchaser Fund III, L.P. and Skyline Expansion Fund, L.P.

(3)	Thomas C. McConnell, one of our directors, is a general partner of Vanguard VII, L.P., Vanguard VII-A, L.P., Vanguard VII Accredited Affiliates Fund, L.P. and Vanguard VII Qualified Affiliates Fund, L.P.

(4)	James M. Shapiro, one of our directors, is a partner of Thomas Weisel Healthcare Venture Partners LLC, the General Partner of Thomas Weisel Healthcare Venture Partners, L.P.

(5)	Joseph M. Mandato, one of our directors, is a managing director of De Novo Management II, LLC, the general partner of De Novo Ventures II, L.P.

Amended and Restated Investor Rights Agreement
      We have entered into an investor rights agreement with the purchasers of our outstanding preferred stock and certain holders of common stock and warrants to purchase our preferred stock, including entities with which certain of our directors are affiliated. As of September 30, 2006, the holders of 12,413,667 shares of our common stock, including the shares of common stock issuable upon the automatic conversion of our preferred stock and shares of common stock issued upon exercise of warrants, are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a description of these registration rights, see the section of this prospectus entitled “Description of Capital Stock — Registration Rights.”
Other Transactions
      We have entered into employment agreements with our executive officers. For a description of these employment agreements, see the section of this prospectus entitled “Management — Employment Contracts, Termination of Employment and Change in Control Arrangements.”
      We have granted stock options to our directors and executive officers. For a description of these options, see the section of this prospectus entitled “Management — Director Compensation” and “Management — Executive Compensation.”
      We have entered into indemnification agreements with our directors and executive officers. For a description of these agreements, see the section of this prospectus entitled “Management — Limitation of Liability and Indemnification.”

PRINCIPAL STOCKHOLDERS
      The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 2006 and as adjusted to reflect the sale of the common stock in this offering for:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.
      The percentage ownership information shown in the table is based upon 14,303,932 shares of common stock outstanding as of September 30, 2006, assuming the conversion of all outstanding shares of our preferred stock as of September 30, 2006 and the issuance of 6,250,000 shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option.
      Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the SEC’s rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before November 29, 2006, which is 60 days after September 30, 2006. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. All of the options in this table are exercisable at any time but, if exercised, are subject to a lapsing right of repurchase until the options are fully vested. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.
      Except as otherwise noted below, the address for each person or entity listed in the table is c/o Hansen Medical, Inc., 380 North Bernardo Avenue, Mountain View, CA 94043.

		Percentage of Shares
	Number of	Beneficially Owned
	Shares
	Beneficially	Before	After
Name and Address of Beneficial Owner	Owned	Offering	Offering

5% Stockholders
Entities affiliated with Prospect Venture Partners II, L.P.(1)	3,201,234	22.38%	15.57%
435 Tasso Street, Suite 200 Palo Alto, CA 94301
Entities affiliated with Skyline Ventures(2)	2,318,787	16.21%	11.28%
125 University Avenue Palo Alto, CA 94301
Thomas Weisel Healthcare Venture Partners, L.P.(3)	1,765,055	12.34%	8.59%
One Montgomery Street San Francisco, CA 94104
De Novo Ventures II, L.P.(4)	1,748,778	12.23%	8.51%
1550 El Camino Real, Suite 150 Menlo Park, CA 94025
Entities affiliated with Vanguard Ventures(5)	1,139,395	7.97%	5.54%
525 University Avenue, Suite 1200 Palo Alto, CA 94301

		Percentage of Shares
	Number of	Beneficially Owned
	Shares
	Beneficially	Before	After
Name and Address of Beneficial Owner	Owned	Offering	Offering

Directors and Executive Officers
Frederic H. Moll, M.D.(6)	1,771,997	12.24%	8.55%
John G. Freund, M.D.(7)	2,318,787	16.21%	11.28%
Russell C. Hirsch, M.D., Ph.D.(8)	3,201,234	22.38%	15.57%
Christopher P. Lowe(9)	1,736	*	*
Joseph M. Mandato(10)	1,748,778	12.23%	8.51%
Thomas C. McConnell(11)	1,139,395	7.97%	5.54%
Gary C. Restani(12)	1,736	*	*
James M. Shapiro(13)	1,765,055	12.34%	8.59%
Steven M. Van Dick(14)	250,000	1.72%	1.20%
Robert G. Younge(15)	221,708	1.55%	1.08%
James R. Feenstra(16)	436,950	2.96%	2.08%
Larry J. Strauss(17)	12,500	*	*
All directors and executive officers as a group (11 persons)(18)	12,857,376	84.66%	59.98%

*	Represents beneficial ownership of less than 1%.

(1)	Consists of 3,153,217 shares held by Prospect Venture Partners II, L.P. and 48,017 shares held by Prospect Associates II, L.P. Russell Hirsch, one of our directors, is a managing director of Prospect Management Co. II, L.L.C., the general partner of Prospect Venture Partners II, L.P. and Prospect Associates II, L.P. and has shared voting and investment power over the shares held by these entities; however, Dr. Hirsch disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them.

(2)	Consists of 52,177 shares held by Skyline Venture Partners III, L.P., 2,095,701 shares held by Skyline Venture Partners Qualified Purchasers Fund III, L.P. and 170,909 shares held by Skyline Expansion Fund, L.P. John Freund, one of our directors, is a managing director of Skyline Ventures and the entities affiliated with Skyline Ventures and has voting and investment power over the shares held by these entities; however, Dr. Freund disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them.

(3)	James Shapiro, one of our directors, is a partner of Thomas Weisel Healthcare Venture Partners LLC, the general partner of Thomas Weisel Healthcare Venture Partners L.P. and has shared voting and investment power over the shares held by Thomas Weisel Healthcare Venture Partners L.P.; however, Mr. Shapiro disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them.

(4)	Joseph Mandato, one of our directors, is a managing director of De Novo Management II, LLC, the General Partner of De Novo Ventures II, L.P. and has shared voting and investment power over the shares held by De Novo Ventures; however, Mr. Mandato disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them.

(5)	Consists of 997,366 shares held by Vanguard VII, L.P., 94,726 shares held by Vanguard VII-A, L.P., 32,491 shares held by Vanguard VII Accredited Affiliates Fund, L.P. and 14,812 shares held by Vanguard VII Qualified Affiliates Fund, L.P. Thomas McConnell, one of our directors, is a managing director of Vanguard Ventures and the entities affiliated with Vanguard Ventures and has shared voting and investment power over the shares held by these entities; however, Mr. McConnell disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them.

(6)	Includes 175,000 shares that Dr. Moll has the right to acquire upon the exercise of stock options within 60 days of September 30, 2006, 150,695 of which were unvested as of September 30, 2006 and are subject to a right of repurchase by us that lapses over the vesting schedule of the options, and an additional 10,848 shares that are unvested and subject to a right of repurchase by us that lapses ratably until October 2006.

(7)	Consists solely of shares identified in footnote 2. Dr. Freund is a managing director of Skyline Ventures and disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them.

(8)	Consists solely of shares identified in footnote 1. Dr. Hirsch is a managing director of Prospect Management Co. II, L.L.C., the general partner of Prospect Venture Partners II, L.P. and Prospect Associates II, L.P., and disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them.

(9)	Consists solely of shares that Mr. Lowe has the right to acquire upon the exercise of stock options within 60 days of September 30, 2006, all of which were unvested as of September 30, 2006.

(10)	Consists solely of shares identified in footnote 4. Mr. Mandato is a managing director of De Novo Management II, LLC, the general partner of De Novo Ventures II, L.P., and disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them.

(11)	Consists solely of shares identified in footnote 5. Mr. McConnell is a managing director of Vanguard Ventures and disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them.

(12)	Consists solely of shares that Mr. Restani has the right to acquire upon the exercise of stock options within 60 days of September 30, 2006, all of which were unvested as of September 30, 2006.

(13)	Consists solely of shares identified in footnote 3. Mr. Shapiro is a partner of Thomas Weisel Healthcare Venture Partners LLC, the general partner of Thomas Weisel Healthcare Venture Partners and disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them.

(14)	Consists solely of shares that Mr. Van Dick has the right to acquire upon the exercise of stock options within 60 days of September 30, 2006, all of which were unvested as of September 30, 2006 and subject to a right of repurchase by us that would lapse over the vesting schedule.

(15)	Includes 62,500 shares that Mr. Younge has the right to acquire upon the exercise of stock options within 60 days of September 30, 2006, 55,989 of which were unvested as of September 30, 2006 and would be subject to a right of repurchase by us that would lapse over the vesting schedule.

(16)	Consists solely of shares that Mr. Feenstra has the right to acquire upon the exercise of stock options within 60 days of September 30, 2006, 331,758 of which were unvested as of September 30, 2006 and subject to a right of repurchase by us that would lapse over the vesting schedule. Mr. Feenstra resigned as our President and Chief Operating Officer in October 2006 but will remain an employee for a brief transition period. Pursuant to a separation agreement to be entered into with Mr. Feenstra, all of Mr. Feenstra’s unvested options as of November 30, 2006 would be cancelled as of the date Mr. Feenstra resigned as President and Chief Operating Officer.

(17)	Consists solely of shares held in a trust for the benefit or Mr. Strauss and his wife, with whom he shares voting and investment power. Mr. Strauss terminated his employment with us in December 2005.

(18)	Total number of shares includes 11,974,246 shares of common stock held by our directors and executive officers and certain of their affiliates, and 3,532,521 shares issuable upon the exercise of stock options within 60 days of September 30, 2006. See footnotes above. Does not include shares identified in footnote 17, as Mr. Strauss was not an executive officer of Hansen Medical on September 30, 2006.

DESCRIPTION OF CAPITAL STOCK
      Upon completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.
      The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.
Common Stock
      Outstanding Shares. Based on 14,303,932 shares of common stock outstanding as of September 30, 2006, which assumes the conversion of all outstanding preferred stock into 12,354,742 shares of common stock upon the completion of this offering, the issuance of 6,250,000 shares of common stock in this offering, and no exercise of outstanding options or warrants, there will be 20,553,932 shares of common stock outstanding upon completion of this offering. As of September 30, 2006, assuming the conversion of all outstanding preferred stock into common stock upon the completion of this offering, we had approximately 90 record holders of our common stock.
      As of September 30, 2006, there were 1,772,302 shares of common stock subject to outstanding options, and up to 58,925 shares of common stock subject to outstanding warrants.
      Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.
      Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.
      Liquidation. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.
      Rights and Preferences. Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.
      Fully Paid and Nonassessable. All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.
Preferred Stock
      Assuming the closing of this offering, all outstanding shares of preferred stock would have been converted into shares of common stock. See Note 7 to our financial statements for a description of the currently outstanding preferred stock. Following this offering, our amended and restated certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.
      Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.
Warrants
      As of September 30, 2006, warrants exercisable for a total of 58,925 shares of our Series B preferred stock were outstanding. These warrants were issued in connection with the execution of an equipment lease we entered into with two lenders. These warrants are immediately exercisable at an exercise price of $5.60 per share and will expire five years after the date of issuance. Upon completion of this offering, these warrants will represent the right to purchase up to an aggregate of 58,925 shares of our common stock at an exercise price of $5.60 per share. These warrants for Series B preferred stock have a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares of Series B preferred stock based on the fair market value of our Series B preferred stock at the time of exercise of the warrant after deduction of the aggregate exercise price. This warrant for Series B preferred stock also contains provisions for the adjustment of exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits or stock combinations, reclassifications, combinations or exchanges.
Registration Rights
      Under our Amended and Restated Investors’ Rights Agreement, 180 days after the effective date of this offering, the holders of 12,354,742 shares of common stock and warrants to purchase up to 58,925 shares of common stock, or their transferees, have the right to require us to register their shares with the SEC so that those shares may be publicly resold, or to include their shares in any registration statement we file.
      Demand Registration Rights. At any time beginning 180 days after the effective date of this offering, the holders of at least 40% of the shares having registration rights have the right to demand that we file up to two registration statements. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.
      Form S-3 Registration Rights. If we are eligible to file a registration statement on Form S-3, each holder of shares having registration rights has the right to demand that we file up to two registration statements for such holder on Form S-3 so long as the aggregate offering price, net of any underwriters’ discounts or commissions, of securities to be sold under the registration statement on Form S-3 is at least $2,000,000, subject to specified exceptions, conditions and limitations.
      “Piggyback” Registration Rights. If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 25% of the total number of shares included in the registration statement, except for this offering in which the underwriters have excluded any shares by existing investors.
      Expenses of Registration. We will pay all expenses, other than underwriting discounts and commissions, relating to all demand registrations, Form S-3 registrations and piggyback registrations.

      Expiration of Registration Rights. The registration rights described above will terminate upon the earlier of either five years following the completion of this offering or as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder’s registrable securities pursuant to Rule 144(k) promulgated under the Securities Act or when such holder holds 1% or less of our outstanding common stock and all of such holder’s registrable securities can be sold in any three-month period pursuant to Rule 144 promulgated under the Securities Act.
Delaware Anti-Takeover Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
      Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
      Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
      In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
      Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the completion of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•	permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•	provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•	provide that stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.
      The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of our then outstanding common stock, voting as a single class.
NASDAQ Global Market Listing
      Our common stock has been approved for quotation on the NASDAQ Global Market under the symbol “HNSN.”
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is Mellon Investor Services LLC. The transfer agent and registrar’s address is 480 Washington Blvd., Jersey City, New Jersey, 07310.

SHARES ELIGIBLE FOR FUTURE SALE
      Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.
      Based on the number of shares of common stock outstanding as of September 30, 2006, upon completion of this offering, 20,553,932 shares of our common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	none of the restricted shares will be eligible for immediate sale upon the completion of this offering;

•	674,214 restricted shares, less shares subject to a repurchase option in our favor tied to the holders’ continued service to us, which will be eligible for sale upon lapse of the repurchase option, will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this prospectus, unless the option is otherwise extended; and

•	13,202,666 restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, but could be sold earlier if the holders exercise any available registration rights.
Rule 144
      In general, pursuant to Rule 144 promulgated under the Securities Act, as in effect on the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 205,539 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 144(k)
      Pursuant to Rule 144(k) promulgated under the Securities Act as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. 674,214 shares of our common stock will qualify for resale under Rule 144(k) within 180 days of the date of this prospectus.
Rule 701
      Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale at the expiration of those agreements.
Lock-Up Agreements
      We, along with our directors, executive officers and substantially all of our other stockholders, optionholders and warrantholders, have agreed with the underwriters that for a period of 180 days following the date of this prospectus, we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.
      The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue a release regarding earnings or regarding material news or events relating to us; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.
Registration Rights
      Upon completion of this offering, the holders of 12,354,742 shares of our common stock and warrants to purchase up to 58,925 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of this registration. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See the section of this prospectus entitled “Description of Capital Stock — Registration Rights.”
Equity Incentive Plans
      We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock reserved for issuance under our 2002 Stock Plan, 2006 Equity Incentive Plan and our 2006 Employee Stock Purchase Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to the 180-day lock-up arrangement described above, if applicable.

MATERIAL U.S. TAX CONSEQUENCES FOR
NON-U.S. HOLDERS OF COMMON STOCK
      The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock and you are not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or any other entity taxable as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, or of any political subdivision of the United States;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a U.S. person under applicable U.S. Treasury regulations.
      If you are an individual, you may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens. If a partnership or other flow-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or owner of the entity will generally depend on the status of the partner or owner and the activities of the partnership or entity. Such holders and their partners or owners should consult their own tax advisors regarding U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.
      This discussion does not purport to address all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including:

•	U.S. state or local or any non-U.S. tax consequences;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities, or partnerships, S corporations and other pass-through entities; and

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment.
      The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. The following summary assumes that you hold our common stock as a capital asset. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends
      We do not anticipate paying cash dividends on our common stock in the foreseeable future. See the section of this prospectus entitled “Dividend Policy.” In the event, however, that we pay dividends on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to you. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us to withhold tax at a lower treaty rate, you must provide us with a properly executed Form W-8BEN certifying your eligibility for the lower treaty rate.
      A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.
      If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the U.S. Internal Revenue Service.
      If the dividend is effectively connected with your conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment that you maintain in the United States, the dividend will generally be exempt from the U.S. federal withholding tax, provided that you supply us with a properly executed Form W-8ECI. In this case, the dividend will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.
Gain on Dispositions of Common Stock
      You generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States; in this case, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; in this case, you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the United States; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock; in this case, subject to the discussion below, the gain will be taxed on a net income basis in the manner described in the first bullet paragraph above.
      Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax
      Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.
Information Reporting and Backup Withholding
      Information returns will be filed with the U.S. Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of our common stock. Dividends paid to you may be subject to information reporting and U.S. backup withholding. You generally will be exempt from such backup withholding if you provide a properly executed Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.
      The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your shares of our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally (except as provided in the following sentence) will not apply to that payment. However, information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our common stock through a non-U.S. office of a broker that:

•	is a U.S. person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. tax purposes; or

•	is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and various other conditions are met or you otherwise establish exemption.
      If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a properly executed Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.
      You generally may obtain a refund of any amount withheld under the backup withholding rules that exceeds your income tax liability by timely filing a refund claim with the U.S. Internal Revenue Service.

UNDERWRITING
      Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. are acting as joint book-running managers of this offering and, together with Thomas Weisel Partners LLC and Leerink Swann & Co., Inc. are acting as the managing underwriters of this offering. Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, the number of shares of common stock indicated in the table below:

Number of
Underwriter	Shares

Morgan Stanley & Co. Incorporated	2,343,750
J.P. Morgan Securities Inc.	2,343,750
Thomas Weisel Partners LLC	1,093,750
Leerink Swann & Co., Inc.	468,750

Total	6,250,000

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, and part to certain dealers at a price that represents a concession not in excess of $0.51 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.
      At our request, the underwriters have reserved up to 5% of the 6,250,000 shares of common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.
      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 937,500 additional shares of common stock at the public offering price, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ over-allotment option is exercised in full, the total price to the public would be $86,250,000, the total underwriters’ discounts and commissions would be $6,037,500 and the total proceeds to us would be $80,212,500.
      The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option.

	No Exercise	Full Exercise

Per Share	$0.84	$0.84
Total	$5,250,000	$6,037,500

      In addition, we estimate that the expenses of this offering other than underwriting discounts and commissions payable by us will be approximately $2.4 million.
      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.
      We, all of our directors and officers and holders of substantially all of our outstanding stockholders and holders of securities exercisable for or convertible into shares of common stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc., on behalf of the underwriters, we and they will not, during the period beginning on the date of this prospectus and ending 180 days thereafter:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;
whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.
      The restrictions described in this paragraph do not apply to:

•	the sale by us of shares to the underwriters in connection with the offering;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the grant of options or the issuance of shares of common stock by us to employees, officers, directors, advisors or consultants pursuant to equity incentive plans and the issuance by us of any shares of common stock upon the exercise of such options;

•	the issuance by us of shares of common stock in connection with certain strategic transactions, equipment loan or leasing arrangements, real property leasing arrangements or debt financing; provided, however, that the aggregate number of shares issued in these transactions shall not exceed 3% of the total shares outstanding immediately after this offering and that any recipient of these shares executes a copy of the lock-up agreement;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; or

•	the transfer of shares of common stock or any security convertible into shares of common stock as a bona fide gift, as a distribution to general or limited partners, stockholders, members or affiliates of our stockholders, or by will or intestate succession to a member of the immediate family of each of our directors, officers or stockholders, or to a trust for the benefit of such immediate family member.
With respect to the last bullet, it shall be a condition to the transfer or distribution that the transferee execute a copy of the lock-up agreement, that no filing by any donee or transferee under Section 16(a) of the Securities Exchange Act of 1934, as amended, shall be required or shall be made voluntarily in connection with such transfer or distribution, other than a filing on Form 5, and no such transfer or distribution may include a disposition for value.
      The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue a release regarding earnings or regarding material news or events relating to us; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.
      In order to facilitate this offering of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for and purchase shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
      Our common stock has been approved for quotation on the NASDAQ Global Market under the symbol “HNSN.”
      We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
      Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general; sales, earnings and other financial operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares may not develop, and it is possible that after the offering the shares will not trade in the market above their initial offering price.
      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, and one or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that make Internet distributions on the same basis as other allocations.
      Thomas Weisel Healthcare Venture Partners, L.P., an affiliate of Thomas Weisel Partners LLC, an underwriter in this offering, beneficially owns more than 10% of our outstanding common stock. Under the provisions of Rule 2720 of the Conduct Rules, or Rule 2720, of the National Association of Securities Dealers, or NASD, when a NASD member such as Thomas Weisel Partners LLC distributes securities of a company in which it or its affiliates owns more than 10% of the company’s common stock, the public offering price of the securities can be no higher than that recommended by a qualified independent underwriter, as defined in Rule 2720. In accordance with such requirements, Morgan Stanley & Co. Incorporated has agreed to serve as a qualified independent underwriter and has conducted due diligence and has recommended a maximum price for the shares.

LEGAL MATTERS
      The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley Godward Kronish LLP, Palo Alto, California. The underwriters are being represented by Latham & Watkins LLP, Costa Mesa, California. As of the date of this prospectus, GC&H Investments, LLC, an entity comprised of partners and associates of Cooley Godward Kronish LLP, beneficially owns an aggregate of 22,818 shares of our common stock to be issued upon conversion of the preferred stock.
EXPERTS
      The financial statements as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to Hansen Medical and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
      You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.
      Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at http://www.hansenmedical.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

FINANCIAL STATEMENTS
HANSEN MEDICAL, INC.
(A development stage company)

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Hansen Medical, Inc.
(A development stage enterprise)
      In our opinion, the accompanying balance sheets and the related statements of operations, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Hansen Medical, Inc. (a development stage enterprise) at December 31, 2005 and 2004 and the results of its operations and its cash flows, for each of the three years in the period ended December 31, 2005 and, cumulatively for the period from September 23, 2002 (Date of Inception) to December 31, 2005 (not separately presented), in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/  PricewaterhouseCoopers LLP
San Jose, California
August 11, 2006, except for the second paragraph of Note 11, as to which the date is November 8, 2006

HANSEN MEDICAL, INC.
(A development stage company)
Balance Sheets
(In thousands, except share and per share data)

				Pro Forma
				Stockholders’
	December 31,			Equity at
			September 30,	September 30,
	2004	2005	2006	2006

			(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$1,604	$15,561	$12,262
Short-term investments	13,836	20,341	5,733
Prepaids and other current assets	537	600	465

Total current assets	15,977	36,502	18,460
Property and equipment, net	821	976	1,864
Restricted cash	55	80	90
Long-term deposits	10	83	58
Deferred initial public offering costs	—	—	1,075

Total assets	$16,863	$37,641	$21,547

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$315	$789	$1,200
Accrued liabilities	298	914	1,520
Current portion of long-term debt	—	1,624	1,870

Total current liabilities	613	3,327	4,590
Deferred rent, net of current portion	101	145	91
Long-term debt, net of current portion	—	4,917	3,805
Redeemable convertible preferred stock warrant liability	—	244	466	$—
Other long-term liabilities	17	35	98

Total liabilities	731	8,668	9,050

Commitments and contingencies (See Note 5)
Redeemable convertible preferred stock: $0.0001 par value; 27,550,000 shares authorized at December 31, 2004, 50,040,887 shares authorized at December 31, 2005 and September 30, 2006; 6,751,894 shares issued and outstanding at December 31, 2004, 12,354,742 shares issued and outstanding December 31, 2005 and at September 30, 2006 (unaudited); (liquidation preference: $61,765 at December 31, 2005 and September 30, 2006 (unaudited)); no shares issued and outstanding pro forma (unaudited)	27,700	61,316	61,316	—

Stockholders’ equity (deficit) Common stock: $0.0001 par value; 50,000,000 shares authorized at December 31, 2004; 80,000,000 shares authorized at December 31, 2005 and September 30, 2006 (unaudited); 1,418,249, 1,595,388 and 1,949,190 shares issued and outstanding at December 31, 2004, December 31, 2005 and September 30, 2006 (unaudited); 14,303,932 issued and outstanding pro forma (unaudited)	—	—	—	1
Additional paid-in capital	62	2,852	3,979	65,760
Deferred stock-based compensation	—	(2,170)	(1,492)	(1,492)
Accumulated other comprehensive loss	(23)	(15)	—	—
Deficit accumulated during development stage	(11,607)	(33,010)	(51,306)	(51,306)

Total stockholders’ equity (deficit)	$(11,568)	$(32,343)	$(48,819)	$12,963

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$16,863	$37,641	$21,547

See accompanying notes.

HANSEN MEDICAL, INC.
(A development stage company)
Statements of Operations
(In thousands, except per share data)

						Period From
						September 23,
						2002 (Date of
				Nine Months Ended		Inception)
	Years Ended December 31,			September 30,		Through
						September 30,
	2003	2004	2005	2005	2006	2006

						(Unaudited)
				(Unaudited)
Operating expenses
Research and development	$2,369	$5,199	$17,282	$14,319	$12,120	$37,305
Selling, general and administrative	1,615	2,095	4,382	2,885	6,445	14,769

Total operating expenses	3,984	7,294	21,664	17,204	18,565	52,074

Loss from operations	(3,984)	(7,294)	(21,664)	(17,204)	(18,565)	(52,074)
Interest income	32	205	427	189	989	1,654
Other expense	—	—	(36)	(2)	(222)	(258)
Interest expense	—	—	(130)	(9)	(498)	(628)

Net loss	$(3,952)	$(7,089)	$(21,403)	$(17,026)	$(18,296)	$(51,306)

Net loss per share — basic and diluted	$(8.13)	$(9.15)	$(19.14)	$(15.75)	$(12.12)

Shares used to compute basic and diluted net loss per share	486	775	1,118	1,081	1,510

Pro forma basic and diluted net loss per share (unaudited)			$(2.44)		$(1.30)

Shares used to compute pro forma basic and diluted net loss per share (unaudited)			8,754		13,865

See accompanying notes.

HANSEN MEDICAL, INC.
(A development stage company)
Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(In thousands, except share and per share data)

	Redeemable							Deficit
	Convertible					Deferred	Accumulated	Accumulated
	Preferred Stock		Common Stock		Additional	Stock-Based	Other	During the	Total
					Paid-In	Employee	Comprehensive	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Loss	Stage	Deficit

Issuance of restricted common stock in October 2002 to founders at $0.0004 per share in exchange for intellectual property	—	$—	1,161,500	—	$1	$—	$—	$—	$1
Issuance of restricted common stock in November 2002 at $0.04 per share in exchange for intellectual property	—	—	71,250	—	3	—	—	—	3
Issuance of restricted common stock in November 2002 for cash at $0.04 per share	—	—	85,000	—	4	—	—	—	4
Issuance of Series A redeemable convertible preferred stock in November 2002 for cash at $4.00 per share, net of issuance costs of $44	857,497	3,386	—	—	—	—	—	—	—
Issuance of restricted common stock in December 2002 at $0.04 per share in exchange for intellectual property	—	—	10,000	—	—	—	—
Net loss	—	—	—	—	—	—	—	(566)	(566)

Balances, December 31, 2002	857,497	3,386	1,327,750	—	8	—	—	(566)	(558)
Issuance of common stock in March 2003 at $0.40 per share for license agreement	—	—	9,375	—	4	—	—	—	4
Issuance of Series A redeemable convertible preferred stock in May, September and December 2003 for cash at $4.00 per share, net of issuance costs of $6	1,507,497	6,024	—	—	—	—	—	—	—
Issuance of restricted common stock in August 2003 at $0.40 per share in exchange for intellectual property	—	—	6,250	—	2	—	—	—	2
Exercise of stock options in May and December 2003 for cash at $0.40 per share	—	—	10,440	—	4	—	—	—	4
Repurchase of unvested shares in April and December 2003 for cash at $0.04 per share	—	—	(46,876)	—	(2)	—	—	—	(2)
Non-employee stock-based compensation	—	—	—	—	8	—	—	—	8
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(3,952)	(3,952)
Change in unrealized loss on investments	—	—	—	—	—	—	(2)	—	(2)

Total comprehensive loss									(3,954)

Balances, December 31, 2003	2,364,994	9,410	1,306,939	—	24	—	(2)	(4,518)	(4,496)
See accompanying notes.

HANSEN MEDICAL, INC.
(A development stage company)
Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(In thousands, except share and per share data)

	Redeemable							Deficit
	Convertible					Deferred	Accumulated	Accumulated
	Preferred Stock		Common Stock		Additional	Stock-Based	Other	During the	Total
					Paid-In	Employee	Comprehensive	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Loss	Stage	Deficit

Issuance of Series B redeemable convertible preferred stock in May 2004 for cash at $4.20 per share, net of issuance costs of $136	4,386,900	18,290	—	—	—	—	—	—	—
Exercise of stock options in April through July, October and December 2004 for cash at $0.40 per share	—	—	94,644	—	13	—	—	—	13
Repurchase of unvested shares in January 2004 for cash at $0.04 per share	—	—	(70,834)	—	(3)	—	—	—	(3)
Issuance of restricted stock in February 2004 at $0.40 per share in exchange for intellectual property	—	—	87,500	—	10	—	—	—	10
Vesting of restricted common stock in August 2004 at $0.40 per share related to a license agreement	—	—	—	—	5	—	—	—	5
Non-employee stock-based compensation	—	—	—	—	13	—	—	—	13
Comprehensive loss:
Net loss				—				(7,089)	(7,089)
Change in unrealized loss on investments	—	—	—	—	—	—	(21)	—	(21)

Total comprehensive loss									(7,110)

Balances, December 31, 2004	6,751,894	27,700	1,418,249	—	62	—	(23)	(11,607)	(11,568)
Issuance of Series B redeemable convertible preferred stock in April 2005 for cash at $4.20 per share	7,142	29	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock in March 2005 at $5.28 per share related to an asset purchase, net of issuance costs of $115	567,240	2,880	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock in September 2005 at $5.84 per share related to a license agreement	125,000	730	—	—	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock in November 2005 for cash at $6.16 per share, net of issuance costs of $148	4,903,466	29,977	—	—	—	—	—	—	—
Exercise of stock options in February through December 2005 for cash at $0.40 and $0.56 per share	—	—	210,578	—	57	—	—	—	57
Repurchase of unvested shares in May and June 2005 for cash at $0.40 per share			(25,001)	—	(10)	—	—	—	(10)
See accompanying notes.

HANSEN MEDICAL, INC.
(A development stage company)
Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(In thousands, except share and per share data)

	Redeemable							Deficit
	Convertible					Deferred	Accumulated	Accumulated
	Preferred Stock		Common Stock		Additional	Stock-Based	Other	During the	Total
					Paid-In	Employee	Comprehensive	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Loss	Stage	Deficit

Repurchase of unvested shares in February 2005 for cash at $0.0004 per share	—	—	(8,438)	—	—	—	—	—	—
Vesting of restricted stock in February and August 2005 at $0.88 and $3.68 per share related to a license agreement	—	—	—	—	57	—	—	—	57
Deferred compensation related to employee stock options	—	—	—	—	2,389	(2,389)	—	—	—
Amortization of deferred stock-based employee compensation	—	—	—	—	—	219	—	—	219
Stock-based compensation related to option modifications	—	—	—	—	99	—	—	—	99
Non-employee stock-based compensation	—	—	—	—	198	—	—	—	198
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(21,403)	(21,403)
Change in unrealized loss on investments	—	—	—	—	—	—	8	—	8

Total comprehensive loss	—	—	—	—	—	—	—	—	(21,395)

Balances, December 31, 2005	12,354,742	61,316	1,595,388	—	2,852	(2,170)	(15)	(33,010)	(32,343)
See accompanying notes.

HANSEN MEDICAL, INC.
(A development stage company)
Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit
(In thousands, except share and per share data)

	Redeemable							Deficit
	Convertible					Deferred	Accumulated	Accumulated
	Preferred Stock		Common Stock		Additional	Stock-Based	Other	During the	Total
					Paid-In	Employee	Comprehensive	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Loss	Stage	Deficit

Exercise of stock options in February through September for cash at $0.40, $0.56, $1.40, and $2.40 per share (unaudited)	—	—	363,438	—	117	—	—	—	117
Vesting of restricted common stock in February 2006 relating to license agreement (unaudited)	—	—	—	—	175	—	—	—	175
Repurchase of common stock in August 2006 for cash at $0.40 per share (unaudited)	—	—	(9,636)	—	(4)	—	—	—	(4)
Amortization of deferred stock-based employee compensation, net of cancellations (unaudited)	—	—	—	—	(172)	678	—	—	506
Nonemployee stock-based compensation (unaudited)	—	—	—	—	170	—	—	—	170
Employee share-based compensation expense recognized under SFAS No. 123R, net of cancellations (unaudited)	—	—	—	—	841	—	—	—	841
Comprehensive loss:
Net loss (unaudited)	—	—	—	—	—	—	—	(18,296)	(18,296)
Change in unrealized loss on investments (unaudited)	—	—	—	—	—	—	15	—	15
Total comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	(18,281)

Balances, September 30, 2006 (unaudited)	12,354,742	$61,316	1,949,190	—	$3,979	$(1,492)	$(0)	$(51,306)	$(48,819)

See accompanying notes.

HANSEN MEDICAL, INC.
(A development stage company)
Statements of Cash Flows
(In thousands)

						Period from
						September 23,
						2002 (Date of
				Nine Months Ended		Inception)
	Years Ended December 31,			September 30,		Through
						September 30,
	2003	2004	2005	2005	2006	2006

						(Unaudited)
				(Unaudited)
Cash flows from operating activities
Net loss	$(3,952)	$(7,089)	$(21,403)	$(17,026)	$(18,296)	$(51,306)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	47	140	331	243	569	1,093
Amortization of deferred stock-based compensation, net of cancellations	8	13	417	232	1,517	1,955
Stock-based compensation in connection with option modifications	—	—	99	14	—	99
Amortization of preferred stock warrants	—	—	13	3	47	60
Change in carrying value of warrant liability	—	—	36	2	222	258
Common stock issued and vested for intellectual property and license agreement	6	15	57	57	175	257
Redeemable convertible preferred stock issued and expensed for asset purchase and license agreement	—	—	3,610	3,610	—	3,610
Changes in operating assets and liabilities
Prepaids and other current assets	(142)	(365)	(31)	392	136	(432)
Other long-term assets	11	—	10	—	—	—
Accounts payable	113	98	473	226	412	1,200
Accrued liabilities	(64)	161	527	237	(132)	686
Deferred rent	—	101	115	96	(51)	165
Other long-term liabilities	—	—	8	—	34	42

Net cash used in operating activities	(3,973)	(6,926)	(15,738)	(11,914)	(15,367)	(42,313)

Cash flows from investing activities
Purchase of property and equipment	(186)	(735)	(485)	(346)	(1,458)	(2,957)
Proceeds from sales and maturities of short-term investments	—	12,332	17,199	16,444	17,111	46,642
Purchase of short-term investments	(3,529)	(22,662)	(23,695)	(3,336)	(2,489)	(52,375)
Change in restricted cash	—	(55)	(25)	(20)	(10)	(90)

Net cash (used in) provided by investing activities	(3,715)	(11,120)	(7,006)	12,742	13,154	(8,780)

Cash flows from financing activities
Proceeds from long-term debt	—	—	6,620	2,620	380	7,000
Repayments of long-term debt	—	—	—	—	(1,267)	(1,267)
Deferred initial public offering costs	—	—	—	—	380	380
Proceeds from issuance of redeemable convertible preferred stock, net	6,024	18,290	30,006	29	—	57,706
Proceeds from issuance of common stock	—	—	—	—	—	3
Proceeds from exercise of common stock options	4	38	85	84	185	312
Repurchase of unvested shares	(2)	(3)	(10)	(10)	(4)	(19)

Net cash provided by (used in) financing activities	6,026	18,325	36,701	2,723	(1,086)	63,355

Net increase (decrease) in cash and cash equivalents	(1,662)	279	13,957	3,551	(3,299)	12,262
Cash and cash equivalents at beginning of period	2,987	1,325	1,604	1,604	15,561	—

Cash and cash equivalents at end of period	$1,325	$1,604	$15,561	5,155	12,262	12,262

Supplemental disclosures of cash flow information
Cash paid during the period for interest	$—	$—	$69	$—	$411	$480
Supplemental schedule of non-cash investing and financing activities
Issuance of redeemable convertible preferred stock warrants	—	—	208	152	—	208
Deferred stock-based compensation, net of cancellations	—	—	2,389	2,179	(172)	2,217
See accompanying notes.

HANSEN MEDICAL, INC.
(A development stage company)
Notes to Financial Statements

1.	Formation and Business of the Company
      Hansen Medical, Inc. (formerly Autocath, Inc.) (the “Company”) develops and manufactures a new generation of medical robotics designed for accurate positioning, manipulation and stable control of catheters and catheter-based technologies. The Company was incorporated in the state of Delaware on September 23, 2002. The Company is in the development stage and since inception has devoted substantially all of its resources to recruiting personnel, developing its product technology, obtaining patents to protect its intellectual property and raising capital. The Company is headquartered in Mountain View, California.
      Since inception, the Company has incurred losses totaling approximately $51.3 million and has not generated positive cash flows from operations. The Company expects such losses to continue into the foreseeable future as it continues to develop and commercialize its technologies. The Company may need to obtain additional financing and there can be no assurance that the Company will be successful in obtaining additional financing on favorable terms, or at all.

2.	Summary of Significant Accounting Policies

Unaudited Interim Financial Information
      The accompanying balance sheet as of September 30, 2006, the statements of operations and of cash flows for the nine months ended September 30, 2005 and 2006 and for the period from September 23, 2002 (date of inception) to September 30, 2006 and the statement of redeemable convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2006 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the nine months ended September 30, 2005 and 2006 and for the period from inception to September 30, 2006. The financial data and other information disclosed in these notes to the financial statements related to the nine-month periods are unaudited. The results of the nine months ended September 30, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006 or for any other interim period or for any other future year.

Unaudited Pro Forma Stockholders’ Equity
      In August 2006, the Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission for the Company to sell shares of its common stock to the public. If the initial public offering is completed under the terms presently anticipated, all of the Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock and Series C redeemable convertible preferred stock outstanding at the time of the offering will automatically convert into 12,354,742 shares of common stock and the warrants for redeemable convertible preferred stock will become warrants for common stock. Pro forma redeemable convertible preferred stock and stockholders’ equity, as adjusted for the assumed conversion of the redeemable convertible preferred stock and reclassification of the redeemable convertible preferred stock warrant liability to equity is set forth on the accompanying balance sheet.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts

HANSEN MEDICAL, INC.
(A development stage company)
Notes to Financial Statements — (Continued)
reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk and Other Risks and Uncertainties
      Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments. Cash and cash equivalents are deposited in demand and money market accounts at two financial institutions. At times, such deposits may be in excess of insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents.
      Most of the products developed by the Company will require clearance from the U.S. Food and Drug Administration (“FDA”) or corresponding foreign regulatory agencies prior to commercial sales. There can be no assurance the Company’s products will receive the necessary clearances. If the Company is denied clearance or clearance is delayed, it might have a material adverse impact on the Company.
      The medical device industry is characterized by frequent and extensive litigation and administrative proceedings over patent and other intellectual property rights. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often difficult to predict, and the outcome may be uncertain until the court has entered final judgment and all appeals are exhausted. The Company’s competitors may assert, and have asserted in the past, that its products or the use of the Company’s products are covered by United States or foreign patents held by them. This risk is heightened due to the numerous issued and pending patents relating to the use of catheter-based procedures in the medical technology field.

Redeemable Convertible Preferred Stock Warrants
      Freestanding warrants and other similar instruments related to shares that are redeemable are accounted for in accordance with SFAS No. 150. Under SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, the freestanding warrants that are related to the Company’s redeemable convertible preferred stock are classified as liabilities on the balance sheet. The warrants are subject to re-measurement at each balance sheet date and any change in fair value is recognized as a component of other expense. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including the completion of an initial public offering, at which time all preferred stock warrants will be converted into warrants to purchase common stock and, accordingly, the liability will be reclassified to equity.

Fair Value of Financial Instruments
      Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, prepaid expenses and other current assets, accounts payable and accrued liabilities approximate fair value due to their short maturities. The carrying value of the Company’s long-term debt approximates fair value based on current borrowing rates available to the Company.

Cash and Cash Equivalents
      The Company considers all highly liquid investments purchased with original maturities of six months or less to be cash equivalents. Cash and cash equivalents, include money market funds and various deposit accounts, which are readily convertible to cash and are stated at cost, which approximates market.

HANSEN MEDICAL, INC.
(A development stage company)
Notes to Financial Statements — (Continued)

Short-Term Investments
      The Company’s short-term investments are classified as available-for-sale. Available-for-sale securities are carried at fair value based on quoted market prices, with the unrealized gains and losses included in other comprehensive income within stockholders’ deficit. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest and other income. Interest and dividends on securities classified as available-for-sale are included in interest income. The cost of securities sold is based on the specific identification method.
      The amortized cost and fair value of short-term investments, with gross unrealized gains and losses, were as follows (in thousands):
As of December 31, 2004

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Government securities	$250	$—	$—	$250
Corporate securities	13,609	—	(23)	13,586

	$13,859	$—	$(23)	$13,836

As of December 31, 2005

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Corporate securities	$20,356	$1	$(16)	$20,341

As of September 30, 2006 (unaudited)

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Corporate securities	$5,733	$—	$—	$5,733

      As of December 31, 2004, 2005 and September 30, 2006 (unaudited), all securities mature within one year. Realized gains and losses to date have not been material.

Property and Equipment, Net
      Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over their estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful life or the term of the lease. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-Lived Assets
      The Company evaluates its long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

HANSEN MEDICAL, INC.
(A development stage company)
Notes to Financial Statements — (Continued)
Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s fair value or discounted estimates of future cash flows. The Company has not identified any such impairment losses to date.

Income Taxes
      The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets when management estimates, based on available objective evidence, that it is more likely than not that the benefit will not be realized for the deferred tax assets.

Comprehensive Loss
      Comprehensive loss is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investment owners and distributions to owners. The difference from reported net loss related entirely to net unrealized losses on short-term investments for all periods presented.

Research and Development
      Research and development costs are charged to expense as incurred. Research and development costs include, but are not limited to, payroll and other personnel expenses, prototype materials, laboratory supplies, and consulting costs.

Stock-Based Compensation
      Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and related interpretations, and followed the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price. Employee stock-based compensation determined under APB No. 25 is recognized over the option vesting period.

HANSEN MEDICAL, INC.
(A development stage company)
Notes to Financial Statements — (Continued)
      Under the disclosure requirements of Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure (“SFAS No. 148”), the following table presents the effect on net loss if the Company had applied the fair value recognition provision of SFAS No. 123 (in thousands):

					Cumulative
					Period from
					September 23,
				Nine Months	2002 (Date of
	Years Ended December 31,			Ended	Inception) to
				September 30,	December 31,
	2003	2004	2005	2005	2005

				(Unaudited)
Net loss, as reported	$(3,952)	$(7,089)	$(21,403)	$(17,026)	$(33,010)
Add: Total stock-based employee compensation determined under APB No. 25 and included in reported net loss	—	—	318	100	318
Deduct: Total stock-based employee compensation expense determined under a fair value based method for all awards	(2)	(5)	(399)	(132)	(406)

Net loss, pro forma	$(3,954)	$(7,094)	$(21,484)	$(17,058)	$(33,098)

Net loss per common share, basic and diluted:
As reported	$(8.13)	$(9.15)	$(19.14)	$(15.75)

Pro forma	$(8.13)	$(9.15)	$(19.22)	$(15.78)

      In accordance with the provisions of the minimum value method prescribed by SFAS No. 123, the fair value of each option grant was estimated using the following assumptions:

					Cumulative
					Period from
					September 23,
				Nine Months	2002 (Date of
	Years Ended December 31,			Ended	Inception) to
				September 30,	December 31,
	2003	2004	2005	2005	2005

				(Unaudited)
Risk-free interest rate	1.91%-2.78%	2.67%-3.73%	3.63%-4.30%	3.63%-4.01%	1.91%-4.30%
Expected life (in years)	4	4	5	5	4-5
Expected dividends	0%	0%	0%	0%	0%
      The weighted average fair value of options granted to employees was $0.04, $0.05, $2.70, $2.61 and $1.79 for the years ended December 31, 2003, 2004 and 2005, the nine months ended September 30, 2005 (unaudited) and for the period from September 23, 2002 (inception) to December 31, 2005, respectively.
      Effective January 1, 2006, the Company adopted the fair value provisions of Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS No. 123R”), which supersedes its previous accounting under APB No. 25. SFAS No. 123R requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company adopted SFAS No. 123R using the

HANSEN MEDICAL, INC.
(A development stage company)
Notes to Financial Statements — (Continued)
prospective transition method, which requires that for nonpublic entities that used the minimum value method for either pro forma or financial statement recognition purposes, SFAS No. 123R shall be applied to option grants after the required effective date. For options granted prior to the SFAS No. 123R effective date, which the requisite service period has not been performed as of January 1, 2006, the Company will continue to recognize compensation expense on the remaining unvested awards under the intrinsic-value method of APB No. 25. All option grants valued after January 1, 2006 will be expensed on a straight-line basis over the vesting period.
      The Company accounts for stock-based compensation arrangements with non-employees in accordance with the Emerging Issues Task Force (“EITF”) Abstract No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. The Company records the expense of such services based on the estimated fair value of the equity instrument using the Black-Scholes pricing model. The value of the equity instrument is charged to earnings over the term of the service agreement.

Net Loss Per Share
      Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. The Company’s potential dilutive shares, which include outstanding common stock options, unvested common shares subject to repurchase, unvested restricted stock, redeemable convertible preferred stock and warrants, have not been included in the computation of diluted net loss per share for all periods as the result would be anti-dilutive. Such potentially dilutive shares are excluded when the effect would be to reduce a net loss per share.

HANSEN MEDICAL, INC.
(A development stage company)
Notes to Financial Statements — (Continued)
      The pro forma basic and diluted net loss per share calculations for the year ended December 31, 2005 and the nine months ended September 30, 2006 assume the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock using the as-if-converted method, as of January 1, 2005, or the date of issuance, if later are as follows (in thousands, except per share data):

				Nine Months Ended
	Years Ended December 31,			September 30,

	2003	2004	2005	2005	2006

				(Unaudited)
Numerator:
Net loss	$(3,952)	$(7,089)	$(21,403)	$(17,026)	$(18,296)

Denominator for historical basic and diluted net loss per share:
Weighted-average common shares outstanding	1,320	1,343	1,541	1,534	1,785
Weighted-average unvested common shares subject to repurchase and unvested restricted common stock	(834)	(568)	(423)	(453)	(275)

Denominator for net loss per common share — basic and diluted	486	775	1,118	1,081	1,510

Net loss per share — basic and diluted	$(8.13)	$(9.15)	$(19.14)	$(15.75)	$(12.12)

Net loss			$(21,403)		$(18,296)

Pro forma adjustment to reverse the mark-to-market adjustments to the redeemable convertible preferred stock warrants			36		222

Net loss used to compute pro forma net loss per share			$(21,367)		$(18,074)

Shares used above			1,118		1,510
Pro forma adjustment to reflect assumed weighted-average effect of conversion of redeemable convertible preferred stock to common stock shares used to compute pro forma basic and diluted net loss per share			7,636		12,355

Denominator for pro forma basic and diluted net loss per share			8,754		13,865

Pro forma net loss per share — basic and diluted			$(2.44)		$(1.30)

HANSEN MEDICAL, INC.
(A development stage company)
Notes to Financial Statements — (Continued)
      The following table sets forth potential shares of common stock that are not included in the calculation of diluted net loss per share because to do so would be anti-dilutive as of the end of each period presented:

	December 31,			September 30,

	2003	2004	2005	2005	2006

				(Unaudited)
Redeemable convertible preferred stock	6,751,894	6,751,894	12,354,742	7,451,276	12,354,742
Stock options outstanding	189,447	460,278	1,072,074	1,165,137	1,772,302
Warrants to purchase redeemable convertible preferred stock	—	—	58,925	44,641	58,925
Unvested common stock subject to repurchase	—	63,635	130,845	138,975	236,663
Unvested restricted common stock	688,840	443,777	195,694	249,356	9,710

Recent Accounting Pronouncements
      In November 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP is required to be applied to reporting periods beginning after December 15, 2005. The adoption of this FSP in 2006 had no impact on the financial statements.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections: a Replacement of Accounting Principles Board Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154”). SFAS No. 154 requires retrospective application for voluntary changes in accounting principle unless it is impracticable to do so. Retrospective application refers to the application of a different accounting principle to previously issued financial statements as if that principle had always been used. The SFAS No. 154 retrospective application requirement replaces the APB No. 20 (“Accounting Changes”) requirement to recognize most voluntary changes in accounting principle by including in net income (loss) of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS No. 154 also redefines “restatement” as the revising of previously issued financial statements to reflect the correction of an error. The requirements of SFAS No. 154 are effective for accounting changes made in fiscal years beginning after December 15, 2005 and will only impact the financial statements in periods in which a change in accounting principle is made.
      In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN No. 48”), which clarifies the accounting for uncertainty in tax positions. FIN No. 48 requires that the Company recognize in its financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on

HANSEN MEDICAL, INC.
(A development stage company)
Notes to Financial Statements — (Continued)
the technical merits of the position. The provisions of FIN No. 48 are effective as of the beginning of its 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN No. 48 on the financial statements.

3.	Balance Sheet Components

	December 31,
			September 30,
	2004	2005	2006

			(Unaudited)
Property and equipment, net (in thousands)
Laboratory equipment	$291	$634	$1,886
Computer equipment and software	381	502	673
Furniture and fixtures	14	17	24
Leasehold improvements	328	347	374

	1,014	1,500	2,957
Less: Accumulated depreciation and amortization	(193)	(524)	(1,093)

Net property and equipment	$821	$976	$1,864

      Depreciation and amortization expense for the years ended December 31, 2003, 2004 and 2005, and for the cumulative period from September 23, 2002 (inception) to December 31, 2005 was $46,590, $140,363, $330,889 and $524,168, respectively. Depreciation and amortization expense for the nine months ended September 30, 2005 and 2006 was $242,974 and $569,269 (unaudited), respectively.

	December 31,
			September 30,
	2004	2005	2006

			(Unaudited)
Accrued liabilities (in thousands)
Accrued expenses	$65	$143	$219
Accrued compensation	—	253	125
Accrued vacation	81	250	419
Accrued interest	—	41	42
Accrued professional fees	152	155	1,641
Current portion of deferred rent	—	72	74

Totals	$298	$914	$1,520

4.	Asset Purchase
      In March 2005, the Company purchased the assets of endoVia Medical, Inc. under the terms of an asset purchase agreement. The assets purchased were principally intellectual property, including issued and pending patents and patent applications. Under the terms of the purchase agreement, shareholders of endoVia Medical received a cash payment of $1.6 million and 567,246 shares of Series B redeemable convertible preferred stock valued at $2,995,062 based on the fair value of the stock as determined by the Company’s Board of Directors at the time of issuance. The total purchase price was recognized as research and development expense as the technology feasibility had not been established and the technology had no alternative future use.

HANSEN MEDICAL, INC.
(A development stage company)
Notes to Financial Statements — (Continued)

5.	Commitments and Contingencies

Operating Lease
      The Company rents its office and laboratory facilities under an operating lease, which expires in June 2008. Rent expense, on a straight-line basis, for the years ended December 31, 2003, 2004, and 2005, and for the cumulative period from September 23, 2002 (inception) to December 31, 2005 was $124,056, $200,424, $253,846 and $599,022, respectively. Rent expense for the nine months ended September 30, 2005 and 2006 (unaudited) was $190,201 and $170,164, respectively.
      At December 31, 2005, future minimum payments under the lease are as follows (in thousands):

Years Ending December 31,

2006	$326
2007	343
2008	177

Total	$846

License and Royalty Payments
      The Company entered into a license agreement with Mitsubishi Electric Research Laboratories, Inc. (“Mitsubishi”) in March 2003. The Company is obligated to make $100,000 royalty payments on the effective date and each anniversary thereafter while the license remains exclusive. If the license becomes nonexclusive, the royalty payment will be reduced to $55,000 per year. The license payments terminate upon the expiration of the technology patent in 2018. The Company also issued 9,375 shares of common stock to Mitsubishi in connection with this license agreement.
      All amounts paid to date and the value of the common stock issued have been expensed to research and development expense as technology feasibility had not been established and the technology had no alternative future use.
      The Company entered into a license agreement with Nidus Medical, Inc. (“Nidus”) in February 2004. The Company was obligated to pay a license fee of $350,000 and issue Nidus 87,500 shares of restricted common stock. The license fee was paid in installments of $100,000 upon entering into the agreement, $50,000 in August 2004, $50,000 in February 2005, $50,000 in August 2005 and $100,000 in February 2006. The restricted stock vested, and hence the Company’s right of reacquisition lapsed, as to 25,000 shares upon entering into the agreement, 12,500 shares in August 2004, 12,500 in February 2005, 12,500 in August 2005 and 25,000 in February 2006. Through February 2006, the Company could elect to cancel the license and reacquire any unvested shares of common stock and make no future payments. As of September 30, 2006 (unaudited), the Company paid all amounts due under the agreement and all shares of restricted stock have vested.
      All amounts paid to date and the fair value of the common stock, determined as of each vesting date, have been expensed to research and development expense as technology feasibility had not been established and the technology had no alternative future use. The total expense recognized under this agreement for the years ended December 31, 2004 and 2005 and for the nine months ended September 30, 2006 (unaudited) was $165,000, $157,000 and $275,000, respectively.
      In September 2005, the Company entered into a cross license agreement with Intuitive Surgical, Inc. (“Intuitive”) The agreement grants rights to use certain technologies covered under each company’s issued and pending patents in certain specified medical fields as of a designated. Under the terms of the

HANSEN MEDICAL, INC.
(A development stage company)
Notes to Financial Statements — (Continued)
agreement, Intuitive received 125,000 shares of Series B redeemable convertible preferred stock valued at $730,000. The Company will owe royalties to Intuitive on certain future product sales and may also be required to pay Intuitive annual minimum royalties.
      The value of the Series B redeemable convertible preferred stock has been expensed to research and development expense as technology feasibility had not been established for the Company’s underlying product that would potentially utilize the license and the there is no alternative future use.

Indemnification
      The Company has agreements with each member of its board of directors, its Chief Executive Officer, its President and Chief Operating Officer and its Chief Financial Officer indemnifying them against liabilities arising from actions taken against the Company. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.

6.	Long-term debt
      In August 2005, the Company entered into a $7.0 million loan commitment agreement with two lenders that provides up to $1.0 million to finance equipment purchases and $6.0 million to finance working capital. The agreement allows for interest-only payments until the termination of the financing commitment (until December 2005 with respect to working capital and until March 2006 with respect to equipment purchases). Upon termination of the financing commitment, each advance is repayable based on a 42-month repayment schedule bearing interest at an annual interest rate of 2% above the Prime Rate as of the funding of each advance with an additional final payment of 1.5% and 2.5% of the drawdown amounts for the equipment loan and the working capital loan, respectively. The loan amounts are collateralized by a security interest in all of the Company’s assets, excluding intellectual property. The Company drew down $6,619,784 under the agreement in 2005 and an additional $380,216 in March 2006 (unaudited).
      In connection with the execution of the agreement, the Company issued warrants to purchase 37,499 shares of Series B redeemable convertible preferred stock. The warrants have an exercise price of $5.60 per share and expire in August 2010. In the event of a liquidation event, including the completion of an initial public offering, the warrants, if not exercised, will be converted into warrants to purchase common stock. The fair value of the warrants was estimated at an aggregate of $127,512 using the Black-Scholes valuation model with the following assumptions: expected volatility of 64.0%, risk free interest rate of 4.12%, expected life of 5 years and no dividends. The fair value of the warrants was recorded as a liability and debt issuance costs and is being amortized to interest expense using the straight-line method over the loan term. A total of $11,080 and $24,948 was amortized to interest expense during the year ended December 31, 2005 and the nine months ended September 30, 2006 (unaudited), respectively.
      In connection with the drawdowns under the agreement in September and December 2005, the Company issued warrants to purchase 21,426 shares of Series B redeemable convertible preferred stock. The warrants have an exercise price of $5.60 per share and expire on dates ranging from September 2010 to December 2010. In the event of a liquidation event, including the completion of an initial public offering, the warrants, if not exercised, will be converted into warrants to purchase common stock. The relative fair value of the warrants was estimated at an aggregate of $80,747 using the Black-Scholes valuation model with the following assumptions: expected volatility of 64.0%, risk free interest rates ranging from 4.01% to 4.39%, expected life of five years and no dividends. The relative fair value of the warrants was recorded as a discount to the loan and is being amortized to interest expense using the effective interest rate method over the loan term. A total of $1,610 and $21,999 was amortized to interest

HANSEN MEDICAL, INC.
(A development stage company)
Notes to Financial Statements — (Continued)
expense during the year ended December 31, 2005 and the nine months ended September 30, 2006 (unaudited), respectively.
      The warrants are classified in liabilities and are revalued each reporting period under SFAS No. 150, with the resulting gains and losses recorded in other expense. The change in carrying value of the warrants resulted in a charge of $36,092 and $221,649 for the year ended December 31, 2005 and the nine months ended September 30, 2006 (unaudited), respectively.
      Aggregate annual payments due on the loans at December 31, 2005 are as follows (in thousands):

For the years ending December 31,

2006	$2,166
2007	2,204
2008	2,204
2009	1,319

7,893
Less: Amount representing interest	(1,273)

6,620
Less: Unamortized discount	(79)

6,541
Less: Current portion	(1,624)

Long-term portion	$4,917

7.	Employee Benefit Plan
      The Company has a 401(k) income deferral plan (the “Plan”) for employees. According to the terms of the Plan, the Company may make discretionary matching contributions to the Plan. The Company made no discretionary contributions during the years ended December 31, 2003, 2004 and 2005.

8.	Redeemable Convertible Preferred Stock
      The Company’s Certificate of Incorporation, as amended, authorizes 50,040,887 shares of $0.0001 par value redeemable convertible preferred stock (“preferred stock”).
      As of December 31, 2004, preferred stock consists of the following:

		Number of
	Number of	Shares		Liquidation
	Shares	Issued and	Carrying	Preference
	Authorized	Outstanding	Value	per Share

			(In thousands)
Series A	9,500,000	2,364,994	$9,410	$4.00
Series B	18,050,000	4,386,900	18,290	$4.20

	27,550,000	6,751,894	$27,700

HANSEN MEDICAL, INC.
(A development stage company)
Notes to Financial Statements — (Continued)
      As of December 31, 2005 and September 30, 2006 (unaudited), preferred stock consists of the following:

		Number of
	Number of	Shares		Liquidation
	Shares	Issued and	Carrying	Preference
	Authorized	Outstanding	Value	per Share

			(In thousands)
Series A	9,460,000	2,364,994	$9,410	$4.00
Series B	20,580,887	5,086,282	21,929	$4.20
Series C	20,000,000	4,903,466	29,977	$6.16

	50,040,887	12,354,742	$61,316

Dividends
      The preferred stockholders are entitled to receive, when and as declared by the Board of Directors, out of funds legally available, cash dividends at the rate of 8% of the original issue price per annum on each outstanding share of Series A, Series B and Series C preferred stock. Such dividends are payable when, as and if declared by the Board of Directors and are noncumulative. The preferred stockholders can waive any dividend preference upon the affirmative vote or written consent of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding preferred stockholders (voting as separate classes). In addition to any other vote or consent required the vote or written consent of holders of 60% of each of the outstanding preferred stockholders shall be necessary to waive any dividend preference. No dividends have been declared to date.

Liquidation
      Upon liquidation, dissolution or winding up of the Company or a merger, acquisition or sale of assets, before distribution or payment is made to the holders of common stock, the holders of Series A, Series B and Series C preferred stock are entitled to liquidation preference of an amount per share equal to the original issue price for the preferred stock (as adjusted for any stock dividends, stock splits or recapitalization and similar events), plus all declared and unpaid dividends thereon to the date fixed for such distribution. The treatment of any particular transaction or series of related transactions as a liquidation event may be waived upon the affirmative vote or written consent of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding preferred stockholders (voting as separate classes).

Conversion
      At the option of the holder thereof, each share of preferred stock shall be convertible, at any time or from time to time, into fully paid and nonassessable shares of common stock as is determined by dividing the applicable original issue price for such series by the applicable conversion price for such series.
      Each share of preferred stock shall automatically be converted into shares of common stock immediately upon the earlier of (a) at anytime upon the affirmative election of the holders of at least a majority of the then-outstanding shares of the preferred stock, or (b) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, the public offering price of which is not less than $4.6077 (pre-split) per share (as adjusted for any stock splits, stock dividends, combinations, subdivisions or recapitalization) and which results in proceeds to the Company of at least $30.0 million, net of underwriting discounts and

HANSEN MEDICAL, INC.
(A development stage company)
Notes to Financial Statements — (Continued)
commissions. As of December 31, 2005 and September 30, 2006, each share of preferred stock would convert to one share of common stock.

Voting
      Each holder of preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which such holder’s shares of preferred stock could be converted as of the record date. The holders of shares of the preferred stock shall be entitled to vote on all matters on which the common stock shall be entitled to vote. The holders of Series A preferred stock, Series B preferred stock and Series C preferred stock voting as separate classes shall each be entitled to elect two directors. The holders of common stock voting as a separate class shall be entitled to elect one director.

9.	Stockholders’ Deficit

Common Stock
      The Certificate of Incorporation, as amended, authorizes the Company to issue 80,000,000 shares of $0.0001 par value common stock. Common stockholders are entitled to dividends as and when declared by the Board of Directors, subject to the rights of holders of all classes of stock outstanding having priority rights as to dividends. There have been no dividends declared to date. The holder of each share of common stock is entitled to one vote.
      The Company has issued shares of common stock under restricted stock purchase agreements. For founders and employees of the Company these agreements contain provisions for the repurchase of unvested shares by the Company at the original issuance price for individuals who terminate their employment. The repurchase rights generally lapse over approximately three to four years. At December 31, 2005, 130,845 outstanding shares of common stock were subject to repurchase.
      As of December 31, 2005, the Company has reserved shares of common stock for the conversion of preferred stock, the exercise of warrants, and the issuance of options granted under the Company’s stock option plans as follows:

Preferred stock	12,354,742
Warrants to purchase preferred stock	58,925
Stock option plans	2,579,009

Stock Option Plan
      The Company has reserved 2,579,009 shares of its common stock under its 2002 Stock Option Plan (the “Plan”) for issuance of stock options to employees, directors and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may be granted only to Company employees (including officers and directors). Nonqualified stock options (“NSO”) may be granted to Company employees and consultants.
      Options to purchase the Company’s common stock may be granted at a price not less than 85% of the fair market value in the case of non-statutory stock options, and at a price not less than fair market value in the case of incentive stock options, except for an employee or non-employee with options who owns more than 10% of the voting power of all classes of stock of the Company in which case the exercise price shall be no less than 110% of the fair market value per share on the grant date. Fair market value is determined by the Board of Directors. Options become exercisable as determined by the Board of Directors but in no case at a rate less than 20% per annum over five years from the grant date. Options

HANSEN MEDICAL, INC.
(A development stage company)
Notes to Financial Statements — (Continued)
expire as determined by the Board of Directors but not more than ten years after the date of grant. Activity under the Plan was as follows:

		Outstanding Options

	Shares		Weighted
	Available	Number	Average
	For	of	Exercise
	Grant	Shares	Price

Shares reserved at Plan inception	532,250	—
Options granted	(230,811)	230,811	$0.40
Options exercised	—	(10,440)	$0.40
Options cancelled	30,924	(30,924)	$0.40

Balances, December 31, 2003	332,363	189,447	$0.40
Shares reserved	546,759	—
Options granted	(400,240)	400,240	$0.40
Options exercised	—	(94,644)	$0.40
Options cancelled	34,765	(34,765)	$0.40

Balances, December 31, 2004	513,647	460,278	$0.40
Shares reserved	1,500,000	—
Options granted	(1,079,125)	1,079,125	$0.54
Options exercised	—	(210,578)	$0.41
Options cancelled	256,751	(256,751)	$0.48
Unvested shares repurchased	25,001	—	$0.40

Balances, December 31, 2005	1,216,274	1,072,074	$0.52
Options granted (unaudited)	(1,221,100)	1,221,100	$3.16
Options exercised (unaudited)	—	(363,438)	$0.51
Options cancelled (unaudited)	157,434	(157,434)	$1.41
Unvested shares repurchased (unaudited)	9,636	—	$0.40

Balances, September 30, 2006 (unaudited)	162,244	1,772,302	$2.25

      The total fair value of options that vested during the nine months ended September 30, 2006 was $1,191,468 (unaudited). The total intrinsic value of options exercised during the nine months ended September 30, 2006 was $3,470,581 (unaudited).
      The options outstanding, vested and currently exercisable by exercise price at December 31, 2005, are as follows:

Options Outstanding and Exercisable

		Weighted Average	Options Exercisable and Vested
		Remaining
Exercise	Number	Contractual Life	Number	Weighted Average
Price	Outstanding	(Years)	of Options	Exercise Price

$0.40	283,937	8.49	110,086	$0.40
$0.56	788,137	9.57	36,353	$0.56

	1,072,074	9.28	146,439	$0.44

HANSEN MEDICAL, INC.
(A development stage company)
Notes to Financial Statements — (Continued)
      The options outstanding, vested and currently exercisable by exercise price at September 30, 2006, are as follows (unaudited):

Options Outstanding and Exercisable			Options Exercisable and Vested

		Weighted Average			Weighted Average
		Remaining			Remaining
Exercise	Number	Contractual Life	Number	Weighted Average	Contractual Life
Price	Outstanding	(Years)	of Options	Exercise Price	(Years)

$0.40	66,603	7.28	45,598	$0.40	7.05
$0.56	575,979	8.86	156,271	$0.56	8.84
$1.40	441,700	9.57	2,903	$1.40	9.57
$2.40	265,145	9.72	30,313	$2.40	9.72
$2.64	175,000	4.72	24,305	$2.64	4.72
$7.76	247,875	9.93	2,002	$7.76	9.84

	1,772,302	8.85	261,392	$1.00	8.27

      The aggregate intrinsic value of options exercisable and vested as of September 30, 2006 was $2,717,602 (unaudited).

Early Exercise of Employee Options
      Stock options granted under the Company’s stock option plan provide employee option holders the right to elect to exercise unvested options in exchange for restricted common stock. Unvested shares, which amounted to 63,635 and 130,845 at December 31, 2004 and 2005, respectively, and 236,663 (unaudited) at September 30, 2006, were subject to a repurchase right held by the Company at the original issuance price in the event the optionees’ employment is terminated either voluntarily or involuntarily. For exercises of employee options, this right usually lapses 25% on the first anniversary of the vesting start date and in 36 equal monthly amounts thereafter. These repurchase terms are considered to be a forfeiture provision and do not result in variable accounting. In accordance with EITF No. 00-23, Issues Related to the Accounting for Stock Compensation under APB No. 25 and FASB Interpretation No. 44, the cash received from employees for exercise of unvested options is treated as a refundable deposit shown as a liability in the Company’s financial statements. As of December 31, 2004 and 2005, and September 30, 2006, cash received for early exercise of options totaled to $25,454, $53,538 and $122,115 (unaudited), respectively.

Stock-Based Compensation for Non-employees
      Stock-based compensation expense related to stock options granted to non-employees is recognized, on an accelerated basis as the stock options are earned. The Company believes that the fair value of the stock options is more reliably measurable than the fair value of the services received. The fair value of the stock options granted is calculated at each reporting date using the Black-Scholes option pricing model as prescribed by SFAS No. 123.

HANSEN MEDICAL, INC.
(A development stage company)
Notes to Financial Statements — (Continued)
      The fair value for the years ended December 31, 2003, 2004 and 2005, and the nine months ended September 30, 2006 (unaudited) was calculated using the following assumptions:

				Nine Months
	Years Ended December 31,			Ended
				September 30,
	2003	2004	2005	2006

Risk-free interest rate	3.64%-4.85%	4.39%-5.15%	4.11%-4.47%	4.53%-5.11%
Expected life (in years)	10	8-10	7-10	6.5-10
Expected dividends	0%	0%	0%	0%
Expected volatility	78%	78%	71%	71%
      Stock-based compensation expense charged to operations on options granted to non-employees for the years ended December 31, 2003, 2004 and 2005, and cumulatively for the period from September 23, 2002 (date of inception) to December 31, 2005 was $8,081, $13,015, $197,631 and $218,727, respectively. Stock-based compensation expense charged to operations on options granted to non-employees for the nine months ended September 30, 2005 and 2006 was $146,872 (unaudited) and $169,893 (unaudited), respectively.

Stock-based Compensation Associated with Awards to Employees

Employee Stock-Based Awards Granted Prior to January 1, 2006
      Compensation costs for employee stock options granted prior to January 1, 2006, the date the Company adopted SFAS No. 123R, were accounted for using the intrinsic-value method of accounting as prescribed by APB No. 25, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation, and as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Under APB No. 25, compensation expense for employee stock options is based on the excess, if any, of the fair value of the Company’s common stock over the option exercise price on the measurement date, which is typically the date of grant. All options granted were intended to be exercisable at a price per share not less than fair market value of the shares of the Company’s stock underlying those options on their respective dates of grant. The Board determined these fair market values in good faith based on the best information available to the Board and Company’s management at the time of the grant. Although the Company believes these determinations accurately reflect the historical value of the Company’s common stock, management has retroactively revised the valuation of its common stock for the purpose of calculating stock-based compensation expense for all grants after December 31, 2004. Accordingly, in the period ending December 31, 2005 for such options issued to employees, the Company has recorded deferred stock-based compensation of approximately $2.4 million, net of cancellations, of which the Company amortized $218,974, $85,561 (unaudited) and $506,256 (unaudited) of stock-based compensation in the year ended December 31, 2005, and the nine months ended September 30, 2005 and 2006, respectively.
      Information on employee stock options granted in 2005, net of cancellations, is summarized as follows:

			Weighted Average
	Number of	Weighted Average	Fair Value	Average Intrinsic
Grants Made During Quarter Ended	Options Granted	Exercise Price	Per Share	Value Per Share

March 31, 2005 (unaudited)	70,500	$0.40	$1.34	$0.94
June 30, 2005 (unaudited)	251,937	$0.56	$2.55	$1.99
September 30, 2005 (unaudited)	451,950	$0.56	$4.13	$3.57
December 31, 2005 (unaudited)	46,500	$0.56	$5.08	$4.52

HANSEN MEDICAL, INC.
(A development stage company)
Notes to Financial Statements — (Continued)
      The valuation used to determine the fair value of the equity instruments was retrospective.
      In September and December 2005, related to the termination of three employees, the Company entered into termination agreements with these employees that provided for accelerated vesting of certain unvested options at the date of termination. As a result of these modifications, in the year ended December 31, 2005, the Company recorded a charge of $63,500 and $36,150 to general and administrative expense and research and development expense, respectively, related to the intrinsic value of the 20,000 affected options held by the former employees.

Employee Stock-Based Awards Granted On or Subsequent to January 1, 2006 (Unaudited)
      On January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R. We adopted SFAS No. 123R using the prospective transition method. Under this transition method, beginning January 1, 2006, compensation cost recognized includes: (a) compensation cost for all stock-based awards granted prior to, but not yet vested as of December 31, 2005, based on the intrinsic value method in accordance with the provisions of APB No. 25, and (b) compensation cost for all stock-based payments granted or modified subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R.
      As a result of adopting SFAS No. 123R on January 1, 2006, the Company’s net loss for the nine months ended September 30, 2006, was $841,000 higher than if it had continued to account for employee stock-based compensation under APB No. 25. Basic and diluted net loss per share for the nine months ended September 30, 2006 are $0.56 higher than if the Company had continued to account for employee stock-based compensation under APB No. 25.
      Compensation cost for employee stock-based awards granted on or after January 1, 2006, the date the Company adopted SFAS No. 123R, is based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R and will be recognized over the vesting period of the applicable award on a straight-line basis. During the nine months ended September 30, 2006, the Company issued employee stock-based awards in the form of stock options. The weighted average estimated fair value of the employee stock options granted was $8.63 per share for the nine months ended September 30, 2006.
      The Company uses the Black-Scholes pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates and expected dividends. The estimated grant date fair values of the employee stock options were calculated using the Black-Scholes valuation model, based on the following assumptions:

Nine Months
Ended
September 30,
2006

Stock Option Plans
Weighted-average expected term	5.0-5.75 years
Expected volatility	69%
Risk-free interest rate	4.60%-5.14%
Dividend yield	0%
      Weighted-Average Expected Term. Under the Company’s 2002 Stock Option Plan, the expected term of options granted is determined using the average period the stock options are expected to remain

HANSEN MEDICAL, INC.
(A development stage company)
Notes to Financial Statements — (Continued)
outstanding and is based on the options vesting term, contractual terms and historical exercise and vesting information used to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.
      Volatility. Since the Company is a private entity with no historical data regarding the volatility of its common stock, the expected volatility used for 2006 is based on volatility of similar entities, referred to as “guideline” companies. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size.
      Risk-Free Interest Rate. The risk-free rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.
      Dividend Yield. The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.
      Forfeitures. SFAS No. 123R also requires the Company to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period.
      As of September 30, 2006, there was $7,451,862 of total unrecognized compensation costs, net of estimated forfeitures, related to non-vested stock option awards granted after January 1, 2006, which are expected to be recognized over a weighted average period of 3.4 years.
      Stock-based compensation expense recorded under APB No. 25, SFAS No. 123R and EITF No. 96-18 related to options granted to employees and non-employees was allocated to research and development and selling, general and administrative expense as follows (in thousands):

				Nine Months Ended
	Years Ended December 31,			September 30,

	2003	2004	2005	2005	2006

				(unaudited)
Research and development	$8	$13	$216	$132	$583
Selling, general and administrative	—	—	300	114	934

Total	$8	$13	$516	$246	$1,517

10.	Income Taxes
      At December 31, 2005, the Company has federal and state net operating loss carryforwards of approximately $25,416,000 and $25,413,000 respectively, available to offset future taxable income. These net operating loss carryforwards will expire in varying amounts from 2013 through 2025.
      The Company also has federal tax credit carryforwards of $763,000 and state tax credit carryforwards of $811,000 available to offset future taxes payable. The federal credits expire beginning in 2022, while the state credits have no expiration.

HANSEN MEDICAL, INC.
(A development stage company)
Notes to Financial Statements — (Continued)
      The Tax Reform Act of 1986 limits the annual utilization of net operating loss and tax credit carryforwards, following an ownership change of the Company. Should the Company undergo such an ownership change, utilization of its carryforwards may be limited.
      The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets are as follows (in thousands):

	2004	2005

Net operating loss carryforwards	$4,040	$10,124
Research and development credits	545	1,298
Fixed assets	(8)	22
Accruals and reserves	(7)	267
Intangibles	590	2,571

	5,160	14,282
Less: Valuation allowance	(5,160)	(14,282)

Net deferred tax assets	$—	$—

      Due to uncertainty surrounding realization of the deferred tax assets in future periods, the Company has placed a 100% valuation allowance against its net deferred tax assets. The valuation allowance increased $1,912,000, $3,135,000 and $9,122,000 during the years ended December 31, 2003, 2004 and 2005, respectively. At such time as it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.

11.	Subsequent Events
      On August 4, 2006, the Company’s Board of Directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock as well as the adoption of the Company’s 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan, subject to stockholder approval, to become effective upon the effectiveness of the offering.
      On October 17, 2006 and October 30, 2006, the Company’s Board of Directors and stockholders, respectively, approved a one-for-four reverse split of the Company’s common stock and preferred stock, which became effective upon the filing of an amendment and restatement of the Company’s Amended and Restated Certificate of Incorporation on November 8, 2006. Such new amended and restated certificate of incorporation also provides for the automatic conversion of the Company’s preferred stock into common stock in the event of any firmly underwritten public offering which results in proceeds to the Company of at least $30.0 million, net of underwriting discounts and commissions, and removes the price per share threshold for such conversion in the Company’s Amended and Restated Certificate of Incorporation as referenced in Note 8 above. All share and per share amounts have been retroactively adjusted to reflect the stock split for all periods presented.

Sensei™

Robotic Catheter System

Both the portable physician control console and patient-side module can be moved between procedure rooms and, as a result, can serve multiple existing procedure rooms.

The Hansen Sensei Robotic Catheter System, including the Artisan Control Catheter, has not received FDA clearance and is not currently commercially available.

hansen™ MEDICAL

Through and including December 10, 2006 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
6,250,000 Shares
Common Stock

PROSPECTUS

Morgan Stanley	JPMorgan

Thomas Weisel Partners LLC	Leerink Swann & Company
November 15, 2006